

COMMERCE BANCSHARES, INC.

DELIVERING *on* OUR PROMISE

2003 ANNUAL REPORT and FORM 10-K



ask listen solve

PE
12-31-03

MAR 15 2004

ARS

Commerce Bancshares, Inc.

COMPANY PROFILE

Commerce Bancshares, Inc. operates as a super-community bank offering an array of sophisticated financial products delivered with high-quality, personal customer service. The Company's customer promise ***ask listen solve*** is not just its brand, but also its corporate focus. With this platform, Commerce is continually building its long-term franchise while paying strict attention to asset quality and expense control. Commerce provides a full range of financial products to consumer and commercial customers including lending, payment processing, trust, brokerage, and capital markets services. The Company serves customers from 328 locations in Missouri, Kansas, and Illinois using a variety of delivery platforms including an expansive ATM network, full-featured online banking, and a central contact center.


FIVE KEY MARKETS
1. Kansas City
2. St. Louis
3. Peoria/ Bloomington
4. Springfield
5. Wichita
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5

- **Largest Independent Bank in the Lower Midwest**
- **$14 billion in assets**
- **Super-community bank**
- **328 locations**
- **4,967 full-time equivalents (FTEs)**
- **89% of the income from retail markets comes from five key regions including: Kansas City; St. Louis; Peoria/Bloomington; Springfield, Mo.; and Wichita.**

MARKET STABILITY

Commerce is a company that values employees, customers, and shareholders while striving to produce consistent, solid returns. Commerce Bancshares reported its 19th consecutive year of record earnings in 2003. Over the last 10 years, total shareholder return on the Company's stock has been 17% compared to the S&P 500's performance of 10%. In December 2003, Commerce paid its tenth consecutive 5% stock dividend. In January 2004, the Board of Directors approved a 7% increase in the cash dividend rate per share over the fourth quarter, making it the 36th consecutive year of cash dividend increases.

TABLE OF CONTENTS

Message to Our Shareholders **2** | *Delivering on Our Promise: The Second in a Series of Success Stories* **9** | *Delivering on Our Promise to Grow Small Business* **10** | *Delivering on Our Promise for Customer Solutions* **12** | *Delivering on Our Promise for Convenience* **14** | *Delivering on Our Promise for Customer Focus* **16** | *Delivering on Our Promise for Growth* **18** | *Community Advisors* **20** | *Officers and Directors* **24** | *Form 10-K* | *Shareholder Information* **Inside Back Cover**

ABOUT THE COVER

CONTINUING *to* DELIVER *the* PROMISE

Passage of the Check 21 legislation in 2003 prepares the way for rapid evolution of the payment system in terms of how checks are cleared and processed. Commerce Bank began last year a strategic investment in new image capture technology that positions us to take full advantage of the new opportunities enabled by Check 21's passage. Pictured is the IBM 3890 equipped with a 3897 image camera which converts paper items to images that can then be processed electronically. As the payment system begins its transformation, Commerce is ready to deliver on the ***ask listen solve*** promise by applying technology and expertise to develop leading-edge solutions.



FINANCIAL HIGHLIGHTS

(in thousands, except per share data)	1999	2000	2001	2002	2003
operating results					
Net interest income	$ 467,184	$ 481,646	$ 468,775	$ 499,965	**$ 502,392**
Provision for loan losses	35,335	35,159	36,423	34,108	**40,676**
Non-interest income	239,134	255,636	274,999	280,572	**301,667**
Non-interest expense	427,748	438,448	443,097	458,200	**472,144**
Net income	162,731	175,558	178,712	196,310	**206,524**
Cash dividends	36,054	37,613	40,254	42,185	**51,266**
at year end					
Total assets	$11,408,576	$11,120,741	$12,908,146	$13,308,415	**$14,287,164**
Loans, net of unearned income	7,576,892	7,906,665	7,638,482	7,875,944	**8,142,679**
Investment securities	2,524,383	1,956,084	3,732,257	4,275,248	**5,039,194**
Deposits	9,163,357	9,079,282	10,031,885	9,913,311	**10,206,208**
Stockholders' equity	1,082,192	1,147,081	1,277,157	1,422,452	**1,450,954**
Non-performing assets	14,326	21,324	30,768	29,539	**33,685**
Common shares outstanding*	75,816	72,377	72,069	70,381	**67,891**
other financial data (based on average balances)					
Return on total assets	1.46%	1.59%	1.52%	1.58%	**1.52%**
Return on stockholders' equity	15.05	15.91	14.56	14.42	**14.27**
Loans to deposits	77.94	87.26	82.49	79.29	**79.96**
Equity to assets	9.73	10.01	10.46	10.97	**10.68**
Net yield on interest earning assets (T/E)	4.62	4.74	4.35	4.39	**4.04**
Tier 1 capital ratio	11.68	12.04	12.28	12.67	**12.31**
Total capital ratio	12.99	13.36	13.64	14.05	**13.70**
Leverage ratio	9.17	9.91	9.81	10.18	**9.71**
Efficiency ratio	60.06	59.03	58.79	58.62	**58.83**
Wtd. average common shares outstanding – diluted*	78,056	74,838	73,565	72,516	**70,112**
per share data					
Net income – basic*	$ 2.11	$ 2.37	$ 2.46	$ 2.74	**$ 2.98**
Net income – diluted*	2.08	2.35	2.43	2.71	**2.95**
Market price*	27.87	36.71	35.37	37.42	**49.02**
Book value*	14.27	15.85	17.72	20.21	**21.37**
Cash dividends*	.470	.510	.553	.590	**.743**
Cash dividend payout ratio	22.55%	21.74%	22.76%	21.78%	**25.19%**

* Restated for the 5% stock dividend distributed December 2003.

GROWTH IN EARNINGS PER SHARE and STOCK PRICE


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NASDAQ

Mr. Kemper rings the opening bell at NASDAQ, New York, October 9, 2003.

David W. Kemper, Chairman

A MESSAGE *to our* SHAREHOLDERS

Commerce Bancshares, Inc. achieved solid operating results in 2003 in an environment of historically low interest rates and an improving economy. Our various business lines provided effective diversification as consumer demand, robust mortgage loan refinancing, and strong fee income from our payment systems products continued to offset weak commercial loan demand.

2003 OVERVIEW AND FINANCIAL PERFORMANCE

Our super-community format, one that provides high service levels and competitive products, continues to generate strong financial results and further market share gains in the rapidly changing financial services industry.

Commerce reported its 19th consecutive year of record earnings in 2003. Highlights of the year include:

- Earnings per share were $2.95, an increase of 9% over 2002. During the past decade, compounded annual growth in earnings per share has been 10%.
- Total revenue rose 3%, while non-interest income, currently at 38% of total revenue, increased 8%. With short-term interest rates at historic lows, our net interest margin was compressed, resulting in a very modest increase in net interest income. Since 1994, total revenue has risen 7% on a compounded annual basis.
- Total non-interest expense grew by only 3% this year due to careful expense management and the expanded use of technology. Although total expense levels were controlled,

NET INCOME and RETURN ON ASSETS


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Net Income (in millions)
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Return on Assets
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we continued to emphasize our investment in human capital and technology, areas that directly enhance the customer experience.

- Asset quality remained solid despite a lackluster economy. Net charge-offs for the year were .46% of average loans, as our portfolio quality continues to compare favorably to that of our peers. Over the previous five years, annual charge-offs averaged .43% at Commerce, versus approximately .90% for the top 100 banks, according to the Federal Reserve.
- Quarterly cash dividends per share rose 46% as we implemented dividend increases in both January and July. This is the 35th consecutive year of growth in cash dividends. We also paid our 10th consecutive 5% stock dividend late in the year. Payout targets on cash dividends were raised in direct response to the Bush administration reduction in income taxes on corporate dividends.
- Shareholders were rewarded in 2003 with 31% growth in the market value of our stock. Combined with dividends paid, this resulted in a total return of 33% for the year, and compares with a 26% return for the S&P 500. Over the past 10 years, Commerce shareholders have enjoyed an average return of 17%, compared to 10% for the S&P 500.

COMMERCE'S STRENGTHS

The core of Commerce's competitive advantage continues to be our focus on relationship banking with high service levels and competitive products. Despite sluggish commercial loan demand and record low interest rates in 2003, our balance of retail and commercial products has allowed us to generate strong operating performance. Commerce seeks to be the financial institution of choice for consumers and businesses. We address a broad range of payment systems' needs, while offering competitive lending and investment products. We also continue to take advantage of the continuity of our employees' tenure at all levels, especially the senior level, to solidify key business relationships in a rapidly shifting and consolidating banking industry.

As a service business, our most important asset is our people. Commerce continues to invest in training and development, and we strive to be the employer of choice. Our investment in employee training and development has grown 39% over the last five years, while our full-time equivalents (FTEs) have decreased 5%.We link our people strategies to our business strategies by identifying future leaders and establishing succession planning for key positions throughout the company. We reward and retain personnel who excel in executing our strategies through enhanced incentive compensation. Since 1994, incentive compensation has grown from $4 million to $25 million.

A major focus at Commerce is ensuring that employees who deal directly with customers are well equipped to anticipate and meet customers' needs. As a core tenet of our super-community bank strategy, we have local market management, which ensures that those who are closest to the customers are in the best position to offer the right solutions. Our emphasis on employees has resulted in high employee satisfaction, which in turn has led to reduced turnover and enhanced operating efficiency. Watson Wyatt surveyed Commerce employees and found that more than 90% were willing to do as much as they possibly could to help Commerce be successful, exceeding the national bank norm.

Top-quality employees continue to differentiate Commerce from the competition while directly benefiting the bottom line. During the past five years, Commerce's revenue per FTE, a key measure of employee productivity, has grown 6% per year on average.

EMPLOYEE SATISFACTION


I am proud to work for Commerce Bank.
How would you rate Commerce Bank compared to other companies?
I am willing to do as much as I possibly can to help Commerce Bank be successful.
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Percentage of Employees
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SMALL BUSINESS BANKING

THERE IS NO GREATER CHALLENGE THAN MANAGING A SMALL BUSINESS. Our small business services are tailored to meet the unusual demands of small business for expertise, efficiency, and convenience. Commerce bankers Gregg Hollabaugh, vice president, Marc Ward, assistant vice president, and Mike McEnany, vice president, treat each small business like it were their own, working one on one and building relationships based on financial solutions that work. ***Read more on page 10.***



Hollabaugh Ward McEnany

COMMERCE'S STRENGTHS continued

Commerce has consistently reinvested in information and operating systems to provide better communication between our customers and employees. Our internally-developed Branch Connections platform system, which uses intranet technology, was one of the first such systems in the banking industry and has allowed us to integrate other applications effectively and inexpensively over the last several years. Major new initiatives for 2004 include a new online teller system and a complete conversion to check imaging, both of which will significantly raise productivity. We will also replace all of our ATMs over the next several years, enabling us to employ both image and Web technology to significantly reduce operating costs and take advantage of the new Check 21 legislation. We are actively marketing the convenience of our electronic solutions for the information and payment systems needs of our customers.

COMMERCE'S FOCUS

Our strategic plan focuses on the following sales and customer management tactics to satisfy and expand our franchise:

- **EXTEND CORE REVENUE.** With the foundation of solid risk management and recent technology improvements, we continue to enhance our sales and sales management practices. Our employees have a unified focus on core revenue growth. In particular, cross-selling is a major emphasis for Commerce. We intend to increase cross-sales, or penetration, within lines of business and to improve integration across lines of business. Relative to prior years, managers have better technology and information. Utilizing a new lead management system, retail bankers are concentrating their efforts on the highest priority sales and retention opportunities.
- **EXPAND MARKET SHARE.** Our strategy is to expand the total number of relationships, as well as to target attractive demographic markets. Over the last 10 years, Commerce has expanded retail customer relationships using our payment systems offerings. In August, we launched "More Than Free," a significant marketing initiative that has measurably increased sales on individual checking accounts. This campaign centers on a compelling value proposition for consumers, which is consistent with Commerce's relationship focus. In the last several years, we also have emphasized growth in our private banking and small business segments. Loans in these two sectors increased 26% and 69%, respectively, in 2003. We feel there is tremendous potential to grow sales through our branches with our heightened emphasis on these niches. Our private banking initiative, where experienced, motivated bankers are trained in more complex personal finance and investing strategies and work directly with affluent customers, has proven to be a successful model, and we will expand on it in 2004. Commerce's super-community model is instrumental here because it prevents the formation of business line silos and allows information and referrals to be shared among our investment, retail, and commercial relationship managers. Our new online teller system and upgrades to databases should further enhance this flow of information for future sales production.
- **UTILIZE IMPROVED TECHNOLOGY.** We have employed technology to optimize our sales efforts. In our commercial line of business, we have introduced several automated tools to help manage systematic sales processes. These tools help employees and managers analyze product penetration, comprehensive

REVENUE GROWTH and REVENUE PER SHARE


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Revenue per Share
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RETAIL BANKING

COMMERCE BRANCH BANKERS MEET THE NEEDS OF ALL CUSTOMERS from simple transactions to complex small business services. It takes commitment and practice to make the ***ask listen solve*** promise a real experience for every customer in every interaction. Commerce Bank is rewarded when we deliver on this promise with more satisfied, more long-term customers. Pictured are Ann Dudley, vice president, Monte Cook, executive vice president, and Debbie Johnson, senior financial services representative, who turn customer needs into financial solutions everyday. ***Continued on page 12.***



Dudley Cook Johnson

profitability, and prioritization of prospects. In our consumer segment, we have deployed advanced technology to rapidly identify changes in customer relationships that signal potential attrition or cross-sell opportunities, enabling us to intervene within days versus months using previous methods. Investments in state-of-the-art statistical analysis and modeling tools have helped us lower account acquisition costs, increase risk-adjusted returns, and improve our understanding of customer behavior.

▪ ENHANCE CUSTOMER SATISFACTION. Our efforts to improve customer satisfaction continue to bear fruit. Over the last three years, through surveys we have seen an 11% increase in the number of retail customers who are "very satisfied" — a key predictor of retention and cross-sell potential. During the same period, we also decreased the number of retail customers with problems by 24%. We demonstrate our commitment to the retail customer by making it easy to do business with us. Commerce continues to find branch locations that make us more accessible, and to design efficient offices that improve the customer's experience, while reducing our cost to build. We are also intent on improving the experience for customers who want to "do it themselves" by offering enhanced online banking. Customers can now sign up online with almost immediate access and enjoy industry-leading speed as they retrieve personal information. Once online, our customers now have more information, such as online check images and statements, which enables them to find answers quickly to some of the most commonly asked customer service questions. These enhancements create real value, as demonstrated by our customers' increased usage, with penetration growing to 29%, an 87% increase in the number of customers.

OPERATING UNIT HIGHLIGHTS

PAYMENT SYSTEMS Commerce's ongoing emphasis on the payment systems business continues to differentiate us from other banks in our markets. We are expanding our market share and deepening customer penetration in areas such as transaction accounts, credit and debit cards, commercial payment cards, merchant processing, and online payments.

Since 1996, the number of transaction accounts and the average DDA balance per account have risen 30% and 131%, respectively. This increased activity has led to growth of 103% in consumer deposit fee income revenue over the same period. Commerce continues to diversify the types of payment systems offered to retail customers and has been able to attract profitable relationships. As an illustration, our "More Than Free" campaign, which offers a value-added core transaction account, is attractive to prospective retail customers and rewards profitable account activity such as high usage and greater product penetration. Results have been favorable. We have seen a significant increase in new account activity since roll-out and are targeting 125,000 new account relationships over the next five years. In addition to account expansion, we are leveraging the transaction account as a point of entry to provide incremental financial solutions to our customers. Of our retail DDA customers, 38% have a savings account, while 33% and 64% use a bankcard or a debit product, respectively. Moreover, 29% of retail DDA customers also bank with us online.

The success of Commerce's commercial payment systems area has helped us to expand non-lending products and services, which now represent 44% of the total revenue for our commercial line of business. Since 1999, wholesale lockbox and ACH volume have risen 57% and 70%, respectively. During 2003, our commercial card and merchant businesses grew 20%, reaching $10 million in profit contribution as we

COMMERCE'S RANKING AMONG COMMERCIAL CARD ISSUERS*

21ST largest overall credit card
15TH largest Travel & Entertainment
14TH largest purchasing card
7TH largest Fleet Card
21ST in small business debit

* The Nilson Report, August 2003, of Visa and MasterCard issuers.

PAYMENT SYSTEMS

THE FLOW OF PAYMENTS IS THE LIFEBLOOD OF OUR BUSINESS CUSTOMERS who require increased convenience, access to funds, and simple solutions to complex financial management needs. Commerce expertise in payment systems solutions as delivered by Louis Williams, assistant vice president, Jeff Burik, senior vice president, and Jim Clark, assistant vice president, enables customers to focus on their business by relying on Commerce to solve their banking needs. ***Read more on page 14.***



Williams *Burik* *Clark*

OPERATING UNIT HIGHLIGHTS continued

continue to provide our customers with sophisticated, customized payment solutions. This year we introduced our new pre-funded payroll card, Commerce *DirectCheck*℠. Demand for this product among our customers and prospects has been outstanding. During 2004, Commerce *DirectCheck* should solidify existing relationships and open doors to new ones.

LENDING Total loans increased, on average, 3% in 2003. Strong demand for consumer credit, commercial construction, and commercial real estate loans offset sluggish commercial loan demand. Niche lending businesses such as private banking and student lending performed well. At the same time, we saw historically low utilization of existing commercial revolving credit facilities as businesses remained cautious about expansion activity. Stronger economic growth in the last half of 2003, however, bodes well for higher utilization in 2004.

In commercial lending, Commerce continues to concentrate on Midwest businesses. In 2003, we expanded our regional calling efforts with the purchase of The Vaughn Group leasing company in Cincinnati and broader calling in states contiguous to Missouri, Kansas, and Illinois. As a super-community bank, we continue to focus on total relationships where payment solutions and commercial lending complement each other. Ongoing bank consolidation has allowed us to be the "large bank, local provider" for many new commercial clients in Missouri, Kansas, and central Illinois.

ALLOWANCE for LOAN LOSSES


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On the consumer side, demand has been strong in the home equity, installment lending, and credit card areas. Unprecedented refinancing activity created strong fee income in the mortgage business, while our personal real estate loan outstandings grew only 4.4% due to customers' preferences for fixed-rate loans versus the adjustable-rate mortgages that we normally retain in our portfolio.

The majority of the companies in our Midwestern markets are small businesses. We have developed cost-effective methods to strengthen our competitive positioning in this segment. During 2003, our small business banking initiatives continued to generate significant growth, as loan applications increased 6% and outstandings rose 41%.

TOTAL LOANS AND DEPOSITS


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10-year compound growth rate: Loans 7%, Deposits 4%

NON-PERFORMING ASSETS


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COMMERCIAL BANKING

THE FINANCIAL PARTNER A BUSINESS CHOOSES MAY IMPACT THEIR SUCCESS. Taking the time to learn about an industry, then to learn about the specific business within that industry helps our bankers understand what it takes for the customer to succeed. Our longstanding customer relationships are based on Commerce bankers like Dennis Block, senior vice president, Tammy Krebel, senior vice president, and Larry Horvath, senior vice president, who take the time to truly understand their customers' needs, then draw on the full expertise of the Commerce organization to craft unique solutions. ***Details on page 16.***



Block *Krebel* *Horvath*

RISK MANAGEMENT Commerce continues to emphasize a strong credit and risk management culture. In-depth knowledge of our borrowers is important, because we view commercial lending as a relationship rather than as a transactional business. Senior management remains actively engaged in managing credit, legal, and payment systems risks.

The consistent application of prudent policies has resulted in strong credit quality. At December 31, 2003, our loan loss reserve was 248% of non-performing assets plus loans over 90 days and still accruing interest, which compares to a national median of 159% per the September 2003 *SNL Quarterly Bank Digest.* During the past five years, annual net charge-offs have averaged .43%, compared with approximately .90% for the top 100 banks, as computed by the Federal Reserve Bank.

Our disciplined approach to risk management, particularly interest rate risk, is evident in our stable operating performance through varying interest rate levels. Since 2000, the Federal Funds rate has declined approximately 500 basis points, while the variance in our net yield on interest-earning assets has been limited to 70 basis points.

MONEY MANAGEMENT FEES


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MONEY MANAGEMENT/TRUST Commerce's money management and trust business provides approximately 9% of pre-tax operating income and offers great potential for future growth. The Commerce Trust Company primarily targets middle-market, high-net-worth individuals, many of whom already have relationships with us through our commercial and retail lines of business. In private client services, we focus on entrepreneurs, family businesses, corporate executives, and the emerging affluent, whereas our institutional business offers separate account management, employee benefit plans, and corporate trust to business owners and other entities. A broad array of financial advisory services and private banking completes the wealth management package we offer our affluent clients.

Commerce's conservative corporate culture extends to The Commerce Trust Company, as evidenced by our good relative investment performance and customer retention statistics during the recent downturn in the U.S. equity markets. From 2000 to 2002, we witnessed a 4.1% decline in private client assets, compared with a decline of 15.9% on average for some of the largest asset managers in the industry. At Commerce, customer retention of 95.5% exceeds average industry retention for personal trust accounts by more than 650 basis points, according to the VIP Forum.

Several initiatives are under way to enhance our sales efforts. First, we are improving sales coordination across lines of business. For example, sales officers of The Commerce Trust Company are assigned to retail and commercial teams. Second, we are concentrating on the most promising targets. We have implemented a relationship review program. In addition, we have initiatives under way to create an attorney referral network, to introduce an executive benefits package and to develop new business from physicians and other medical professionals. Finally, we are working to extend the Commerce brand into money management. The solid investment track record of our proprietary mutual funds and high-touch service delivery should provide positive results and growth in the future.

In addition to growth at The Commerce Trust Company, our Capital Markets Group continued to expand its presence in the Midwest during 2003. In the last few years, this unit has opened new offices in Chicago and Springfield, Missouri. Further, the Capital Markets Group has added two new lines of business: Public Finance and Middle Markets, which round out the product line to meet our super-community philosophy. We expect to see strong growth over the next five years from this group.

CAPITAL MARKETS GROUP

LIKE ANY ASSET, CAPITAL MUST BE MANAGED WISELY FOR MAXIMUM EFFECTIVENESS. For over 80 years, the Capital Markets Group, represented by Steve Kitts, senior vice president, Larry Russell, vice president, Debbie Mitchell, vice president, and Bob Carr, vice president, has worked with clients from individuals, to public and private entities to businesses of all kinds, tailoring a variety of creative solutions for the needs of sophisticated investment management and public financing. ***Examples found on page 18.***



Kitts Russell Mitchell Carr

OPERATING UNIT HIGHLIGHTS continued

The third component of our money management business, retail brokerage, is designed to work with individuals and small businesses, helping them with their investment and insurance needs. Our super-community platform is ideal for the delivery of highly rated, top-performing investment and insurance solutions. The brokerage unit is well integrated into the retail bank, working closely with our branch staff to help customers with their financial planning needs. This unit focuses on conservative, high-quality solutions, a strategy that has helped maintain solid performance during the difficult market environment of the past three years. In building for future growth, brokerage has integrated fee-based alternatives to our product set. These products, as well as our integration of insurance solutions, will help our financial consultants provide customers with a more complete planning offering in 2004.

OUTLOOK

Management's primary objective for Commerce Bancshares is to build our institution by nurturing and expanding current and future customer relationships. Our plan for 2004 is to expand market share with superior payment systems, loan and money management solutions and to deepen those customer relationships. An expanding economy should restore confidence and encourage growth in business investment. Meanwhile, gradually rising interest rates should make our core deposit franchise more valuable. Most important, we have confidence that the Commerce team has the focus and motivation to serve our customers, increase market share and provide continued strong financial returns for shareholders.

We will continue our commitment to internal growth in existing markets while being opportunistic in acquiring distribution channels in current and adjacent markets. Our super-community format is a winning formula for addressing our customers' needs in terms of service, product sophistication, and value. Continued consolidation in our industry should provide more opportunities for market share gains. We remain dedicated to providing superior risk-adjusted returns to our shareholders, and again we thank you for your confidence and support.

David W. Kemper

David W. Kemper, Chairman

Commerce Bancshares, Inc. February 16, 2004

10-YEAR TOTAL SHAREHOLDER RETURN


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Commerce Bancshares, Inc.
S&P 500

SUCCESS STORIES 6–10*

DELIVERING *on* OUR PROMISE

IN EVERY INTERACTION WITH OUR CUSTOMERS
WE WILL **ASK** TO LEARN, **LISTEN** TO UNDERSTAND,
AND **SOLVE** TO MEET FINANCIAL NEEDS.


OOIDA
OWNER-OPERATOR INDEPENDENT DRIVERS

ask listen solve

The result? An experience that has resonated with our customers, increasing overall satisfaction, improving retention, deepening relationships, and creating new ones. The following narratives illustrate how Commerce delivers on our promise.

*TO OBTAIN STORIES 1–5 AND OUR 2002 ANNUAL REPORT AND FORM 10-K GO TO www.commercebank.com/annualreport

Success Story 6

SMALL BUSINESS BANKING

OVER 90% OF COMPANIES IN OUR FOOTPRINT ARE SMALL BUSINESSES. We know small business owners share many of the same financial needs as larger businesses, but often without the time, resources, or expertise to manage them effectively. That is where Commerce can help small businesses with a full suite of solutions and a platform of branches, contact center, and online banking to make access convenient. Commerce is the right size bank for any size business. Whether structuring appropriate loan programs, providing credit and debit card solutions, investments, and online resources, Commerce bankers specialize in the specific financial needs of small business. Our level of expertise and consistent commitment to business is rare and deeply appreciated by our small business customers. Perhaps that is why Commerce has become the Number 1 SBA lender in Kansas City and a top SBA lender across all of our markets.



COMMERCE BANKERS *Kathy Hunter and Lance Hart join Signature Landscape President Bill Gordon (center). Both Kathy and Lance were able to assist Signature Landscape as its small business financial needs have continued to grow.*

Every small business is unique when it comes to financial needs, that is why ***ask listen solve*** is so valuable. The difference between the right solution and the almost right solution can be monumental to a small business. **SIGNATURE LANDSCAPE OF OLATHE, KAN.** is a growing commercial landscape firm with high service standards, experienced professionals, and a satisfied customer base. After Commerce originally helped the business get off the ground with an SBA loan, success brought increasingly complex financial needs. For Signature, our ***ask listen solve*** approach has yielded solutions that simplify financial management including operating accounts, credit cards, merchant processing and equipment financing.

SILK WORM GARDENS, ***located in St. Louis, Mo., provides its customers with solutions for home decor, including custom floral design and fine interior accessories.*** In 2003, the DiMercurio family – Fran, DeAnn, Joie, and John – wanted to purchase the store from its current owners. Commerce Bank helped the family purchase the business with an SBA guaranteed loan. In addition, Silk Worm Gardens' Commerce banker, Mary Bailey, discovered the business could use additional financial assistance so the owners could concentrate on serving their customers. Solutions included a business checking account and merchant processing so Silk Worm customers can charge their purchases on their credit or debit card.

WITH FINANCIAL BACKING FROM COMMERCE *and the SBA, Joie DiMercurio, co-owner (left), Michael Shreves, manager, and Fran DiMercurio, co-owner, provide creative home design solutions to Silk Worm Gardens' customers.*

FINANCIAL HEALTHCARE

What do a dentist and a banker have in common? Some people find it painful to deal with each. But that is not the case for **Dr. Robert Horenkamp** and his Bloomington, Ill., general dentistry practice. Patients have trusted his care for over 30 years, and the Horenkamps have trusted their bankers at Commerce for the last 15 years. Recently, Commerce began providing solutions for the Horenkamp's practice including our Quickline product that offers the convenience of credit card access to a business line of credit. Commerce understands the needs of small businesses like medical practices where personal and professional financial needs are interrelated. By getting to know our customers well, we create solutions drawn from expertise across the bank to solve for both business and personal banking, borrowing, and investing needs. In this instance, we address the Horenkamps' needs through a team that includes small business specialists, branch bankers, and private bankers.



DR. ROBERT HORENKAMP AND HIS WIFE, CONSTANCE, *who serves as the business manager of the practice, rely on Commerce and their Quickline for readily available funds for new equipment or repair needs.*



Success Story 7

RETAIL BANKING

AT COMMERCE, WE BELIEVE THAT HAVING CONVENIENT LOCATIONS AND COMPETITIVE BANKING PRODUCTS IS NOT ENOUGH TO EARN A CUSTOMER'S LOYALTY. We engage in a process for every customer that ensures we provide the solution uniquely suited to each individual. We call that process ***ask listen solve*** and it involves taking the time to get to know our customers' needs and situations so we can recommend the best financial solutions. Is this the easiest or least expensive way to service customers? No, but when customers trust their bankers for sage advice, they return, frequently. In an era of self-service and impatience, this process is uncommon and not easily mastered. We work hard at getting it right.

DEBBIE BERRY, Garden City, Kan., Branch Manager, has been meeting the needs of her customers for 30 years. She understands that to truly meet her customers' needs, she must first get to know them. In fact, ***ask listen solve*** is a way of identifying what she has been doing with her customers for years. Continuous training focusing on meeting customer needs has reinforced the transition from a product sales approach to a customer needs approach.

Monte Cook, Executive Vice President, Wichita, Kan., Retail Administration, examined the quality of the experience his bankers were delivering to customers. Videotaping their interactions, he began coaching his bankers in developing the relationship skills and banking expertise that customers value. Some customers know exactly what they want from us, others know what they need to accomplish, such as borrowing money. They rely on us to help them determine the most advantageous means to an end.



WITH HER YEARS OF EXPERIENCE, *Debbie Berry knows each customer is unique – so are her solutions.*

HARRISONVILLE CASS R-IX SCHOOL DISTRICT'S *Assistant Superintendent Michael Bryant (seated left), Superintendent Todd White (seated right), and Commerce bankers Joe Hood and Connie Aversman with Mrs. Hilary Graves' kindergarten class. The school district utilizes a variety of Commerce Bank commercial services and wanted to do something for teachers and staff* – Benefits Banking *provided a way for them to learn how convenient banking can be.*



Focusing on the customer relationship can also lead to creation of a bank-at-work program. Called *Benefits Banking,* the program makes the most desirable retail bank products available to employees of Commerce commercial customers. The concept is simple – reward the bank's commercial customers by creating a benefit for their employees. The program's success is based largely on bringing the bank to the employees. Frequent onsite visits enable employees to open new accounts and discuss needs with their banker, all without leaving work. **THE HARRISONVILLE CASS R-IX SCHOOL DISTRICT** in Harrisonville, Mo., is a satisfied *Benefits Banking* customer. Since the program's introduction, 46% of employees have joined. Todd White, Superintendent of Schools, says, "It is a wonderful thing to be able to give our hard-working teachers and staff a benefit that does not cost us anything. Usually we are looking at ways to control expense, so it is nice to be able to offer our team a real benefit. We appreciate that Commerce provided us with this solution."

MANY TIMES, COMMERCE WILL HAVE MULTIPLE WAYS OF MEETING A CUSTOMER'S NEEDS. *Helping choose the solution best for the customer is obviously better for the customer, but for the bank as well. When the customer has the right account or service to address a inancial need, they are generally more satisfied, stay longer, and return to Commerce for additional needs. The more comprehensive the relationship is, the more profitable it is for the bank. Aligning the bank's interests and the customer's interests was a driving factor behind the creation of the* CommerceOptions℠ *relationship account. As a comprehensive account addressing transaction, borrowing, saving, and investing needs, the process of explaining the product fostered* ***ask listen solve*** *discussions and reinforces the sales force's needs-based approach. The accounts reward good customers with better rates, and customers reward the bank with more of their business. Ensuring the account fits the customer's requirements, and addresses multiple needs, brings higher balances and lower attrition as well.*

Shannon Englebrecht, a Financial Services Representative located in Pekin, Ill., received a call from a potential customer seeking information about loan rates for a motorcycle purchase. While answering questions about motorcycle financing, Shannon uncovered additional financial services needs for Chuck and Lisa Linton. The Lintons own a small business that could benefit from many of Commerce's financial services. After working with the Lintons, Shannon and Commerce Bank were able to meet the initial request for motorcycle financing and also provide a full range of personal and business financial services.

BY USING THE *ask listen solve* PROCESS, *Shannon Englebrecht (left) uncovered additional ways she could help Chuck and Lisa Linton, giving them greater financial flexibility.*


Checking
Solutions



PROVIDING PERSONALIZED SOLUTIONS *increases Jeanine Thomas' customers' satisfaction.*

Kansas City, Mo.-based Senior Financial Services Representative **Jeanine Thomas** always begins customer relationships by asking questions to understand customers' needs. Many times, this results in solutions customers did not know were available. For example, when one customer wanted to open a checking account, Jeanine took the time to talk and listen to what was important for the customer to have in his banking relationship. In this instance, the solution was not the original account the customer requested. Instead, *CommerceOptions* Premium provided the customer with the flexibility he needed for multiple checking accounts with access using a Platinum Visa Check Card. Investment opportunities were also important to this customer and a part of this *CommerceOptions* account.

Success Story 8

PAYMENT SYSTEMS

THE TERM "PAYMENT SYSTEM" IS NOT ONE WIDELY USED OUTSIDE OF BANKING. It refers to the exchange of payments in every form (paper checks, international wires, credit and debit card transactions) and transaction processing of all types. Everyone interacts with the payment system, whether it is accepting payment by credit card or issuing payroll on a stored value debit card, or an individual paying a bill online or receiving a direct deposit. At Commerce, we view payment systems expertise as one key to our future because the volume of transactions processed grows every year. In the stories that follow, you will read how ***ask listen solve*** has produced unique solutions to customers' diverse needs.



DEMDACO PRESIDENT, *David Kiersznowski, knows a good design when he sees one. Commerce helps fund DEMDACO's creativity with a variety of financial solutions.*

DESIGNS FOR FINANCIAL CREATIVITY

Chances are you have given or received a gift or a home accent from **DEMDACO** and were moved by the sentiment expressed. This rapidly growing company located in Stilwell, Kan., distributes an extensive selection of creative gifts through dealers and fine retailers nationwide. Artful cash management solutions ensure that payments are collected and disbursed with ease, using lockbox, sweep accounts, corporate credit card, and merchant processing from Commerce. DEMDACO partners with artists to create beautiful and memorable gifts of lasting value. Commerce adds value for DEMDACO by understanding the full financial picture and designing solutions to their unique needs.

Our payment systems solutions are designed so clients can clearly see their financial positions at any time, allowing them to focus more time on their business. **Fry Eye Surgery Center** of Garden City, Kan., is a state-of-the-art surgery facility. To meet their payment systems needs, Commerce solutions include a commercial demand deposit account with sweep features, corporate credit cards, a line of credit, and direct payroll deposit and balance reporting through the Commerce Connections online platform. This helps the doctors spend more time on patients and less time on practice management. Commerce also assisted with the issuance of an Industrial Revenue Bond for the construction of the surgery center, improving the quality of advanced care available to local and regional residents.



FRY EYE SURGERY CENTER'S *Dr. Luther Fry (left) and Dr. William Clifford perform thousands of eye surgeries every year. Commerce bankers Rich Harp (standing, center) and Craig Wheeler see that their finances run smoothly so the doctors can concentrate on their patients.*

Our promise, ask listen solve, ensures that our customers get the best solution for their needs. **Shelter Insurance** in Columbia, Mo., a leader in the insurance industry and known for its effective use of technology, chose Commerce Bank in the early 1980s because our innovative electronic solutions allowed them to efficiently collect customer premium payments. Today these services, combined with robust online reporting, tax payments, and wire services, continue to allow Shelter to focus on meeting the insurance needs of their customers while lowering costs.



COMMERCE BANKER *Teresa Rouse Maledy pictured with Shelter Insurance Treasurer and Controller Jerry French. Commerce provides cash management services to Shelter enabling it to efficiently manage its funds and its customer relationships.*

With the passage of Check 21, *the exchange of electronic files in lieu of paper becomes a certain eventuality. Past strategic investments in imaging technology, a complete upgrade of our ATMs, and innovative products position us to provide solutions for customers that take full advantage of the paperless exchange of payments. While many changes will likely still occur, Commerce customers like these will reap the benefits of our technology investments and our expertise as we evolve new solutions to meet increasingly complex financial needs.*



BROWN CARGO VAN'S PRESIDENT, *Sidney Ashton Garrett, knows the value of the* ***ask listen solve*** *process. She uses it herself when constructing specialized truck bodies for her customers. And, Commerce* DirectCheck *allows her to solve the payroll needs of her workforce.*

BROWN CARGO VAN OF LAWRENCE, KAN., HAS A PHILOSOPHY VERY SIMILAR TO OURS – BEFORE BUILDING VEHICLES THEY LISTEN TO THEIR CUSTOMERS' NEEDS, REALLY GET TO KNOW THEM, THEN BUILD A CARGO VAN THAT IS TRULY A SOLUTION. This process has set Brown apart from its competitors, who turn out cookie-cutter cargo vans, and fueled their growth. Whether it is a flatbed, refrigerated, moving, or dry goods truck or a custom racing trailer, Brown Cargo Van delivers. Commerce provides operating accounts, credit facilities, corporate credit cards, and merchant services to keep operations running smoothly. This year, in response to the payroll needs of the company and its employees, through the application of ***ask listen solve***, Commerce built a payroll check card program. Commerce *DirectCheck* is a new product that allows an employer to virtually eliminate paper payroll checks by issuing payment directly to a special employee debit card. This program benefits both the employee and the company in reduced expense, less opportunity for fraud, and greater productivity.

Success Story 9

COMMERCIAL BANKING

COMMERCE HAS BEEN PROVIDING COMMERCIAL BANKING SOLUTIONS FOR ALMOST 140 YEARS TO BUSINESSES OF NEARLY EVERY DESCRIPTION. Commerce offers a full range of financial services comparable to the largest banks including: cash management, international, credit, leasing, and commercial real estate. But in our approach, getting to know the customer and their needs allows us to provide products that deliver solutions, both short- and long-term.

PRAIRIE FARMS in Carlinville, Ill., is recognized throughout the Midwest for its high-quality dairy products. Their recipe for success includes productive relationships with local dairy farmers and joint venture partners. Commerce is proud to contribute to their success through a wide range of treasury services including online banking, lock box, positive pay, controlled disbursement, electronic payment products, and investment management services from sweep accounts to investment portfolios. Rolling stock leased from Commerce keeps the Prairie Farms fleet rolling delivering cheese, milk, yogurt, ice cream, and other dairy products across a growing 12-state region. In every area of the bank, Prairie Farms finds Commerce's customer service to be the cream of the crop.



THE PRAIRIE FARMS TEAM *(from left) Susan Aiello, Commerce Bank, Paul Benne, Prairie Farms CFO, Mary Ann Lemonds, Commerce Bank, Roger Capps, Prairie Farms Executive Vice President and CEO, Steve Lowrance, Prairie Farms Assistant Treasurer, Marg Mack and Roger May, Commerce Bank.*



CLAYTON AGRI-MARKETING, INC. *President Tony Clayton (left) turned to Commerce banker Brad Clay for creative financial solutions to help transport livestock worldwide. Commerce solutions from international to credit card to treasury services allow Mr. Clayton to focus on what he does best – working with U.S. farmers to provide other countries with world-class livestock.*

If you connect the expression "when pigs fly" with a bank, the association might not be positive. In the case of Jefferson City, Mo.-based **CLAYTON AGRI-MARKETING** enabling pigs to fly is just one benefit of the relationship. The firm was founded over 10 years ago when Tony Clayton saw a business opportunity to export livestock primarily for breeding purposes. Commerce was there from the start with financial solutions that enabled livestock including pigs, beef cattle, dairy cattle, goats and horses to fly throughout the world. With the only International department based in Missouri and the largest in the region, Commerce provides the firm with foreign exchange and letters of credit.

FINANCIAL FITNESS TEST

A rich diversity of experience, combined with longevity and a prudent approach to credit, allows Commerce to be there consistently for customers through any business cycle. That was important to **True Fitness Technology, Inc.** located in O'Fallon, Mo., makers of a full line of cardio, strength, and flexibility products for commercial and residential use. After their bank of many years was acquired, they looked for a healthier relationship and found it with Commerce. Founder Frank Trulaske discovered in Commerce a partner fit to go the distance, from working capital lines of credit and construction financing, to cash management, depository services, corporate credit cards, and even equipment leasing. True's team of experts at Commerce offers flexible solutions based on a strong understanding of the company's situation and financial needs.



COMMERCE BANKER *Peter Ouchi (left) and Frank Trulaske, CEO of True Fitness Technology, test the latest cardio equipment. Commerce Bank provides a full-range of financial products so Mr. Trulaske can focus on his customers' passion – fitness.*

AS A SUPER-COMMUNITY BANK, COMMERCE HAS IN-DEPTH LOCAL KNOWLEDGE AND THE EXPERTISE AND SERVICES TO FACILITATE INTERNATIONAL BUSINESS. This unique banking model (which assembles local and international perspectives) makes Commerce a strong partner to businesses like **HORIZON HOBBY**. Located in Champaign, Ill., Horizon Hobby designs and distributes an extraordinary collection of radio remote-controlled cars, airplanes, boats, and helicopters. These high-end models are manufactured around the world and sold through hobby stores. International letters of credit, foreign exchange, merchant bankcard services, and working capital lines from Commerce have helped Horizon become a top player in the business of fun.

HORIZON HOBBY PRESIDENT *Mike Gillette, pictured in Horizon's Research and Development facility, turns to Commerce to design financial solutions that allow Horizon to concentrate on the business of having fun.*


HARRIER 3D
Budweiser

Success Story 10

CAPITAL MARKETS

WHETHER THE INVESTMENT HORIZON IS OVERNIGHT, long-term, the purchase of a single security or a complete investment program, the Capital Markets Group (CMG) at Commerce designs investment and financing solutions for individuals, businesses, government, and community banks. The integration and accessibility of such sophisticated investment services is a unique asset of Commerce. CMG enjoys close customer relationships, trading over $19 billion in securities in 2003 and rolling over $4 billion daily in overnight investments. CMG is an important resource in our ability to solve the full spectrum of customer needs.


ROCK TOWNSHIP AMBULANCE DIST.

ROCK TOWNSHIP AMBULANCE DISTRICT, *founded in 1980, provides EMS services for northern Jefferson County, Mo. (Pictured from left) Cindy Allen, Paramedic, Matt DeLeo, Commerce Bank, Frank Kutilek, Jr., Rock Township Ambulance District Board Member, Margie Sammons, Rock Township Ambulance District Administrator, Brian Schmelig, Paramedic, Mauren Hartmann, Board Member, Jim Weiss, Commerce Bank, and Don Wieland, Board Member.*

When the **Rock Township Ambulance District** in Arnold, Mo., sought to invest in new equipment, Commerce considered several alternatives. Through the ***ask listen solve*** process, Commerce banker Rick Machamer discovered that the most appropriate solution for Rock Township might not be a traditional bond issue. Commerce provided a solution using a tax exempt borrowing instrument structured by Capital Markets Group and purchased by the commercial area of the Bank. This approach proved to be a better way to refinance given the District's needs and the kind of innovative solution that only comes from getting to know the customer, and understanding both current and future financial requirements.

THE OWNER-OPERATOR INDEPENDENT DRIVERS ASSOCIATION (OOIDA) in Grain Valley, Mo., provides a variety of services to truckers that has grown to a membership of over 105,000. Commerce keeps the organization rolling with various treasury solutions including fixed income investment portfolio management. When the association needed to expand its current facilities, Commerce mapped a unique solution. Rather that liquidate their investment portfolio, we introduced the concept of issuing Chapter 100 Taxable Industrial Development Revenue Bonds which were issued by the City of Grain Valley. These municipal bonds, underwritten by Commerce, provided a way to take advantage of the current low interest rate environment for financing and tax abatement, saving OOIDA a substantial amount.



OOIDA MEMBERS *are served by (from left) Jay Dorst, Commerce Bank, Rick Craig, OOIDA Treasurer, Todd Spencer, OOIDA Executive Vice President, Jim Johnston, OOIDA President, and Steve Freidell, Commerce Bank. Commerce provides a wide range of financial services to help keep OOIDA truckers rolling.*



CITY OF FENTON *wanted to aquire a park and turned to Commerce. (From left) Arthur DeWitt, Fenton Finance Director, Mark Sartors, Fenton City Administrator, Mayor Dennis Hancock, and Rick Machamer, Commerce Bank. Commerce saved money for Fenton while a new park was created for the "City of Parks."*

For us, ***ask listen solve*** is all about knowing our customer well enough to respond with the right solution. Municipalities everywhere are looking for ways to improve services at lower costs. In 1997, the **City of Fenton** bought property for a public park utilizing a letter of credit from Commerce Bank. Based on the financial needs of the city, we refinanced the debt with a bond issue that saved almost $900,000. As the primary depository provider and an investment manager for the city, we had the knowledge to develop an appropriate solution that will, in turn, create a new park to benefit all local residents.

WHEN THE South Barry County Hospital District, Cassville, Mo., **EXPANDED IN 1996, IT DID SO BY INCURRING BONDED INDEBTEDNESS. WHEN THE HOSPITAL BOARD SOUGHT TO TAKE ADVANTAGE OF THE CURRENT LOW INTEREST RATE ENVIRONMENT, THEY TURNED TO COMMERCE BANK BECAUSE OF OUR LONGSTANDING COMMITMENT AND INVOLVEMENT WITH THE DISTRICT.** Local Commerce President Jon Horner, working with Matt DeLeo of the Public Finance Division of the Capital Markets Group, developed financial options that would save the hospital district more than $600,000. Commerce also worked with the parent company, Sisters of Mercy Health System, to guarantee the bonds would receive a Moody's "Aa1" rating for the issue. This solution allowed Commerce to sell the bonds at lower interest rates, strengthening the financial well-being of the area's primary source of healthcare.



PRESIDENT OF ST. JOHN'S HOSPITAL — CASSVILLE *Debbie Stubbs, and Jon Horner, President of Commerce Bank in Barry County, were able to develop a solution to save the hospital money so area residents could continue to receive quality healthcare.*

As one of the leading designers, manufacturers, and marketers of communication and navigation systems,* GARMIN LTD. *in Olathe, Kan., always likes to know its investment positions. The relationship with Commerce is well-founded, and we have solved unique international portfolio needs as well as investment management needs here at home. Commerce has assisted Garmin, not only investing the funds they hold but consolidating the safekeeping of their funds for reporting ease and clarity. This gives CFO Kevin Rauckman the ability to focus on other directions.



GARMIN CFO AND TREASURER *Kevin Rauckman (left) and Commerce banker Mike Brown review some of Garmin's latest equipment. Working with Garmin for 10 years, Commerce Bank has provided investment direction while Garmin leads the way in Global Positioning Technology.*

COMMUNITY ADVISORS

A FUNDAMENTAL ELEMENT OF COMMERCE BANK'S SUPER-COMMUNITY STRATEGY is the role of our Community Advisors. We believe that a deep understanding and a close relationship with the communities we serve can be achieved only when we are interwoven in the fabric of the market. Local civic and business leaders, serving as Community Advisors, provide the insight to local needs that ensures Commerce delivers on its promise. Following are the names of these ambassadors within each of our markets.

MISSOURI

BARRY COUNTY

WILLIAM A. EASLEY, JR.
Retired, Commerce Bank, N.A.

DONALD CUPPS,
Ellis, Cupps & Cole

JOE R. ELLIS
Retired Attorney at Law

JOHN HENBEST
Farmer

JON L. HORNER
Commerce Bank, N.A.

MIKE MCCRACKEN
Jakel Industries

EUGENE MIEKLEY
Miekley and Cupps, DVM Office

FRED OSBORN
Commerce Bank, N. A.

MIKE PETRIE
Commerce Bancshares, Inc.

KEITH SHUMAKER
Shumaker Tire, Inc.

JERRY WATLEY
Able 2 Products Co.

BOLIVAR

CHARLES FRASER
Investments

JOHN HIMMEL
Commerce Bank, N.A.

MICK HOOD
Farmers Insurance Group

ROBERT MORELAND
Commerce Bank, N.A.

ED PETERSON
Century 21-Peterson Real Estate

GARY STEWART
Retired

DR. C. PAT TAYLOR
Southwest Baptist University

R. D. VESTAL
Vestal Equipment Co., Inc.

CAPE GIRARDEAU

STEVEN C. BJELICH
St. Francis Medical Center

DAVID F. DORMEYER
Prudential Bridgeport Inc., Realtors

DR. JONATHAN K. FOLEY
Cape Girardeau Surgical Clinic, Inc.

W. CLIFF FORD
Ford & Sons Funeral Home, Inc.

ALAN GREGORY
Gregory Construction, Inc.

GREGG HOLLABAUGH
Commerce Bancshares, Inc.

MIKE KASTEN
Kasten Farms

RICHARD R. KENNARD
Coad Chevrolet

JOHN LAYTON
Layton & Lewis LLC

TODD PETZOLDT
East Perry Lumber Company

TOM REINAGEL
Kelso Supply Co., Inc.

ROGER TOLLIVER
Commerce Bank, N.A.

CENTRAL MISSOURI

MIKE ALDEN
University of Missouri

DAN ATWILL
Atwill & Montgomery, Attorneys

TIM BRUBAKER
Commerce Bank, N.A.

MORRIS F. BURGER
Burger's Country Cured Hams

BRETT BURRI
Commerce Bank, N.A.

JOE HARTMAN
Commerce Bank, N.A.

GREGG HOLLABAUGH
Commerce Bancshares, Inc.

RON HOPKINS
Commerce Bank, N.A.

GEORGE M. HUFFMAN
Pearl Motor Company

DR. EVELYN JORGENSON
Moberly Area Community College

JACK W. KNIPP
Knipp Enterprises

SETH M. LEADBEATER
Commerce Bancshares, Inc.
Commerce Bank, N.A.

DAVID A. MACHENS
Machens Enterprises

TERESA ROUSE MALEDY
Commerce Bank, N.A.

JIM MCROBERTS
McRoberts Farms, Inc.

MIKE PETRIE
Commerce Bancshares, Inc.

ROBERT K. PUGH
MBS Textbook Exchange

JIM ROLLS
Associated Electric Cooperative

JAMES SCHATZ
Commerce Bank, N.A.

COL. C.R. STRIBLING, III
Missouri Military Academy

MEL TOELLNER
Gold Crest Distributing & Songbird Station

JACK WATERS
Tribune Publishing Co.

LARRY WEBBER
Webber Pharmacy

DR. JOHN S. WILLIAMS
Horton Animal Hospital

EASTERN JACKSON COUNTY

KEVIN G. BARTH
Commerce Bancshares, Inc.
Commerce Bank, N.A.

WILL COATES
Billy Goat Industries, Inc.

JIM DENNING
Discover Vision Centers

JAY E. DORST
Commerce Bank, N.A.

GORDON DOCKING
St. Mary's Hospital of Blue Springs

TODD E. GAFNEY
Commerce Bank, N.A.

HAP GRAFF
Commerce Bank, N.A.

ROBERT HORMANN
Durvet, Inc.

KIM LINGLE
M B L Development

MARK MARTIN
Space Center - Kansas City

GARY MCCLURE
Lakewood Oaks Golf Club

DAVID ORSCHELN
Ortran, Inc. / OIX, Inc.

EDWARD J. REARDON, II
Commerce Bank, N.A.

KIM ROAM
Cochran, Oswald, McDonald, Roam & Moore, PC

DIANE SEIF
Regulatory Clinical Consultants, Inc.

HANNIBAL

C. TODD AHRENS
Ahrens, Hale & Lemon, L.L.C. Attorneys at Law

DAVID M. BLEIGH
Bleigh Construction Co.

JOHN C. GROSSMEIER
Hannibal Regional Healthcare System, Hannibal Regional Hospital, Hannibal Regional Physician Hospital Organization

GREGG HOLLABAUGH
Commerce Bancshares, Inc.

JEROLD (JERRY) W. LEE
Commerce Bank, N.A.

LEE A. STEINMAN
C & S Companies Inc.

HARRISONVILLE

ROBERT W. ATKINSON
Retired

CONNIE AVERSMAN
Commerce Bank, N.A.

MARVIN BURRIS
Retired

LARRY DOBSON
Quality Raymore Rentals

TOM DONOHOE
Harrisonville Tractor Company Inc.

ELVIN S. DOUGLAS, JR.
Crouch, Spangler & Douglas

MARTIN E. ISMERT
Sioux Chief Mfg. Co., Inc.

WILLIAM JAMES
Inland Newspaper Machinery, Corp.

J. HAROLD SMITH
J. Harold Smith Realty, Inc.

JOPLIN

DR. MARY BOURLAND
Heartcare & Assoc.

STAN COX
O & F Machine

DAVID C. HUMPHREYS
TAMKO Roofing Products, Inc.

FANNUN A. KANAN
Canaan Land Development

BOB LANDIS
Landis Construction Company

DR. RICHARD E. LA NEAR
Missouri Southern State University

MISSOURI *Continued*

BARBARA J. MAJZOUB
Yorktown Properties

FRED S. OSBORN
Commerce Bank, N.A.

MIKE PETRIE
Commerce Bancshares, Inc.

PETER B. RAMSOUR
Retired

WILLIAM M. SCRUGGS
Retired

RUSSELL G. SMITH, II
May Drug Stores – Missouri Division

KANSAS CITY

KEVIN G. BARTH
Commerce Bancshares, Inc.
Commerce Bank, N.A.

THOMAS MORTON BLOCH
University Committee

JOHN O. BROWN
Retired, Commerce Bancshares, Inc.

LEE A. DERROUGH
Hunt Midwest Enterprises, Inc.

EARL H. DEVANNEY, III
Cerner Corporation

STEPHEN D. DUNN
J.E. Dunn Construction Co., Inc.

DR. MARTHA GILLILAND
University of Missouri at Kansas City

C. L. WILLIAM HAW
National Farms, Inc.

JONATHAN M. KEMPER
Commerce Bancshares, Inc.
Commerce Bank, N.A.

JOHN T. LOCKTON, III
Lockton Companies, Inc.

JOHN N. MCCONNELL
Labconco Corporation

DENNIS A. MULLIN
Steel & Pipe Supply Company, Inc.

EDWARD J. REARDON, II
Commerce Bank, N.A.

JERRY D. REECE
Reece & Nichols

LAMSON RHEINFRANK, JR.
BHA Group Holdings, Inc.

EDWARD J. SCHIFMAN
Interconnect Devices, Inc.

LADD M. SEABERG
Midwest Grain Products, Inc.

CHARLES S. SOSLAND
Sosland Publishing Company

WARREN W. WEAVER
Retired, Commerce Bancshares, Inc.

THOMAS R. WILLARD
Tower Properties Company

HUGH J. ZIMMER
Zimmer Companies

LEBANON

JERRY N. BENSON
Commerce Bank, N.A.

LESTER M. EVANS
Cattleman

JOHN HIMMEL
Commerce Bank, N.A.

GREGG HOLLABAUGH
Commerce Bancshares, Inc.

MIKE PETRIE
Commerce Bancshares, Inc.

DAN M. WATERMAN
CPA

POPLAR BLUFF

BILL R. BRANDT
Commerce Bank, N.A.

LARRY COTRELL
Cotrell Funeral Chapel

LUTHER P. GODWIN
Ozark Ridge Golf Course

BOB GREER
John M. Greer Construction Co.

LARRY HILLIS
Larry Hillis Chrysler-Plymouth-Dodge-Jeep

GREGG HOLLABAUGH
Commerce Bancshares, Inc.

JAMES P. MCLANE
McLane Livestock Transport, Inc.

MARY A. PHYFER
Three Rivers Community College

AUSTIN TINSLEY IV
Ozark Physical Therapy

ROGER L. TOLLIVER
Commerce Bank, N.A.

BEN TRAXEL
Dille and Traxel Architectural Association

ST. JOSEPH

ROBERT J. BROWN, JR.
Robert J. Brown Lumber Company

JAMES H. COUNTS
Attorney at Law

RICHARD N. DESHON
Artesian Ice & Cold Storage

PAT DILLON
Dillon Company

KAREN M. GRAVES
Civic Leader

WILLIAM J. HURLEY
Smurfit/Stone Container Corporation

KEVIN J. O'MALLEY
O'Malley Beverage, Inc.

MIKE PETRIE
Commerce Bancshares, Inc.

EDWARD J. REARDON, II
Commerce Bank, N.A.

P. GORDON ROBASKA
Missouri Western State College

EMIL H. SECHTER
Commerce Bank, N.A.

E. PAT SPEISER
Commerce Bank, N.A.

STEVE SCHRAM
Agri-Laboratories Ltd.

ST. LOUIS METRO

DOUGLAS A. ALBRECHT
Centric Group

ADRIAN N. BAKER, III
Adrian Baker & Co.

JAMES K. BERTHOLD
Retired – Sunnen Products Company

JOSEPH FORSHAW, IV
Forshaw of St. Louis

JAMES G. FORSYTH, III
Moto, Inc.

JUANITA HINSHAW
Graybar Electric Company

DAVID W. KEMPER
Commerce Bancshares, Inc.

ALOIS J. KOLLER JR.
Koller Enterprises, Inc.

KRISTOPHER G. KOSUP
Buckeye International, Inc.

SETH M. LEADBEATER
Commerce Bancshares, Inc.
Commerce Bank, N.A.

RONALD K. LOHR
Lohr Distributing Co., Inc.

JOHN B. MORGAN
Subsurface Constructors, Inc.

THOMAS M. NOONAN
Commerce Bank, N.A.

JEROME M. RUBENSTEIN
Bryan Cave, LLP

STEVEN F. SCHANKMAN
Contemporary Productions, L.L.C.

JAMES E. SCHIELE
St. Louis Screw & Bolt Co.

JOHN (JACK) S. SCHREIBER
Commerce Bank, N.A.

FRANK R. TRULASKE
True Fitness Technology

GREGORY B. VATTEROTT
Charles F. Vatterott & Company

EARL E. WALKER
Carr Lane Manufacturing Co.

KELVIN R. WESTBROOK
Millennium Digital Media

ST. LOUIS CENTRAL/NORTH

CYRUS BLACKMORE
Blackmore & Glunt, Inc.

HERBERT (HERB) S. JONES
Messenger Printing & Publishing, Inc.

DANIEL LEACH
P.M. Leach Painting Company

STEPHEN MATTIS
Allied Industrial Equipment Corporation

LISA D. MCLAUGHLIN
Lewis, Rice & Fingersh, L.C.

RICHARD C. MUELLER, JR.
Bopp Funeral Chapel

CARL A. RAUSCH
Lutheran Senior Services

GREG W. SCHMITTGENS
Humes & Barrington, P.C.

DON ZYKAN
Valley Bistro Cafe

ST. LOUIS SOUTH

DR. MARIA C. ALBANO
Physician

MICHAEL D. ALLEN
Pro Vision Center

CHARLES H. BAECHLE
Plastic Veneers, Inc.

DONALD E. HAWKINS
8-D Corporation

JOHN W. HOWALD
Thurman, Howald, Weber, Senkel & Norrick, LLC

LOUIS J. NAEGER
Louis J. Naeger & Associates

LEE THURMAN
Thurman, Shinn and Company

ST. LOUIS WEST

RICHARD K. BRUNK
Attorney at Law

JAMES N. FOSTER
McMahon, Berger, Hanna, Linihan, Cody & McCarthy

RICHARD E. HRABKO
Spirit of St. Louis Airport, Inc.

JIM SHUBERT
Shubert Design

LAWRENCE J. SIEGEL
Hochschild, Bloom & Co., LLP

BILL VOSS
American Family Insurance

MISSOURI *Continued*

ST. LOUIS EAST

TINO DIFRANCO
Tropicana Bowling Lanes

J. L. (JUGGIE) HINDUJA
Sinclair Industries, Inc.

MICHAEL E. KENNEDY
Kennedy Associates, Inc.

MYRON J. KLEVENS
Restaurant Consulting, Inc.

MCGRAW MILHAVEN
KMOX

VICTORIA E. NELSON
Girls, Inc.

RICHARD C. WARD
Development Strategies, Inc.

ST. CHARLES COUNTY

THOMAS J. BARKLAGE
The Barklage Law Firm

DAVID R. DEMIEN
Demien Construction Company

JOHN M. MCGUIRE
St. Charles Community College

PETER J. MIHELICH, JR.
Goellner Printing, Inc.

TARLTON J. PITMAN
Pitman Funeral Home, Inc.

C. DAVID ROSS
Barnes-Jewish St. Peters Hospital

BRENDA WETTER WARD
Hackmann Lumber Company

WILLIAM J. ZOLLMANN, III
Attorney at Law

SPRINGFIELD

ROGER CAMPBELL, JR.
Campbell Ford-Mercury, Inc.

KENNETH L. CARTER
Rankin Company

JOHN COX
Commerce Bank, N.A.

LESTER B. COX
Modern Tractor & Supply Co.

STEVE EOFF
D & E Plumbing & Heating

JOE C. GREENE
Husch & Eppenberger, LLP

BUNCH GREENWADE
G & H Contractors, LLC/Rancher

ROBERT A. HAMMERSCHMIDT, JR.
Commerce Bank, N.A.

JOHN HIMMEL
Commerce Bank, N.A.

SETH M. LEADBEATER
Commerce Bancshares, Inc.
Commerce Bank, N.A.

MARY KAY MEEK
Try-Meek, Inc.

ALVIN D. MEEKER
Commerce Bank, N.A.

JAMES F. MOORE
Investments

ROBERT B. MURRAY, JR.
R. B. Murray Company

KEITH NOBLE
Commerce Bank, N.A.

RICHARD OLLIS
Ollis & Company Insurers

KANSAS

BUTLER COUNTY (EL DORADO)

EUGENE S. ADAMS
Retired

RAY L. CONNELL
Connell & Connell

DALLAS FLOWERS
Flowers Production Co., Inc.

MARK UTECH
Commerce Bank, N.A.

DR. JACKIE VIETTI
Butler County Community College

COLUMBUS

IVAN CROSSLAND, JR.
Crossland Construction Co., Inc.

JAY HATFIELD
Hatfield-Vance Motors, Inc.

WESLEY C. HOUSER
Commerce Bank, N.A.

DON KIRK
H & K Campers

RICHARD LLOYD
Commerce Bank, N.A.

CHARLES NORRIS
Investments

FRED OSBORN
Commerce Bank, N.A.

MIKE PETRIE
Commerce Bancshares, Inc.

DARRELL SHUMAKE
Attorney at Law

GARDEN CITY

DICK FANKHAUSER
Rental Enterprises

CAVERLY HART
The Finnup Foundation

DENNIS KLEYSTEUBER
Kleysteuber Cattle

TOM KOKSAL
Plaza Medical

DR. GRANT LARKIN
Grant Larkin, DDS

STEWART NELSON
Gibson, Mancini, Carmichael, and Nelson, P.A.

MIKE PETRIE
Commerce Bancshares, Inc.

LEE REEVE
Reeve Agri Energy

MIKE REED
Southwest Feeders

ARCHIE ROONEY
Rooney Ranch, Inc.

PAT SULLIVAN
Sullivan Analytical Service, Inc.

HAYS

JAMES W. AUBEL
A & A Coors

WILLIAM F. AUBEL
A & A Coors

JAMES BARTELS
Commerce Bank, N.A.

DON G. BICKLE
S & W Supply Co., Inc.

D.G. BICKLE, JR.
Warehouse, Inc.

DR. JOHN JETER
Hays Medical Center

KEN JOHNSON
Allied, Inc.

JAMES H. LINN
Retired, Commerce Bancshares, Inc.

MIKE PETRIE
Commerce Bancshares, Inc.

GARY SHORMAN
Eagle Communications, Inc.

THOMAS L. THOMAS
Commerce Bank, N.A.

VANCE WESTHUSIN
Midland Marketing Co-op, Inc.

INDEPENDENCE

JOHN E. HECKMAN
Heckman & Associates

JAMES P. KELLY
Commerce Bank, N.A.

JAMES H. LINN
Retired, Commerce Bancshares, Inc.

WILLIAM L. (LARRY) O'MALLEY
O'Malley Equipment Company

FRED S. OSBORN
Commerce Bank, N.A.

WILLIAM M. (MARTY) REICHENBERGER
Green Thumb Greenhouse, Inc.

ALBERT K. SEWELL, JR.
Commerce Brokerage Services, Inc.

PAUL H. VIETS
Commerce Bank, N.A.

JULIE L. VOELKER
Commerce Bank, N.A.

RAYMOND H. WOODS
Woods Lumber Company

JOHNSON COUNTY

KEVIN G. BARTH
Commerce Bancshares, Inc.
Commerce Bank, N.A.

BECKY BLADES
BladesTrozzolo Public Relations

THOMAS P. CARRICO
Gill Studios Inc.

ROBERT CHOUN
Metro Air Conditioning, Inc.

ISAK FEDERMAN
F & G Investment

TODD E. GAFNEY
Commerce Bank, N.A.

LANCE W. HART
Commerce Bank, N.A.

CHRIS HERRE
Rose Construction Co., Inc.

DAVID KIERSZNOWSKI
DEMDACO

CRAIG W. PATTERSON
Eskridge, Inc.

GREG PRIEB
Greg Prieb Homes, Inc.

EDWARD J. REARDON, II
Commerce Bank, N.A.

THOMAS K. ROGGE
Cramer Products, Inc.

DANIEL E. SIGHT
Sight Commercial Realty, Inc.

BRIAN SMITH
Smith & Leonard, LC

LAWRENCE

JOHN W. BRAND, JR.
Stevens & Brand, LLP

MARTIN B. DICKINSON, JR.
Schroeder Professor of Law, University of Kansas

SIDNEY A. GARRETT
Brown Cargo Van, Inc.

MARTIN W. MOORE
Advanco, Inc.

EDWARD J. REARDON, II
Commerce Bank, N.A.

DELBERT SHANKEL
University of Kansas

DAN SIMONS
The World Company

MICHAEL TREANOR
Michael Treanor Architects

WARREN W. WEAVER
Retired, Commerce Bancshares, Inc.

LEAVENWORTH

J. SANFORD BUSHMAN
BCC Business Services, Inc.

NORMAN B. DAWSON
Retired, Commerce Bancshares, Inc.

THOMAS A. DIALS
President, Armed Forces Insurance Exchange

DAVID A. GREENAMYRE
Besel Heating & Roofing

STEPHEN J. KEMPF
Retired, Armed Forces Insurance Exchange

JAMES H. LINN
Retired, Commerce Bancshares, Inc.

DR. JEANETTE LOZENSKI
Providence Hospital

JOHN DOUGLAS MCCRARY
Hallmark Cards

IVAN J. MEYER
Retired, Meyer Dairy

BILL PETRIE
Commerce Bank, N.A.

EDWARD J. REARDON, II
Commerce Bank, N.A.

JAMES R. RUCKER
Commerce Bank, N.A.

ROBERT D. SCHMITT, II
Mr. Goodcents Subs & Pasta

MANHATTAN

DON E. COMBS
State Mutual Life Insurance Company

TOM GILLER
Commerce Bank, N.A.

NEAL HELMICK
Griffith Lumber Co., Inc.

JAMES H. LINN
Retired, Commerce Bancshares, Inc.

JAMES T. MCCULLOUGH
McCullough Development, Inc.

MIKE PETRIE
Commerce Bancshares, Inc.

DR. ROGER P. REITZ
Medical Associates of Manhattan

ELEANOR G. STOLZER
Griffith Lumber Co., Inc.

L.W. STOLZER
Griffith Lumber Co., Inc.

KENNETH W. THOMAS
Commerce Bank, N.A.

JOHN WALTERS
Walters Morgan Construction, Inc.

ROY WORTHINGTON
Charlson & Wilson Bonded Abstracters

PITTSBURG

JAMES L. BELEW
Investments

DR. THOMAS W. BRYANT
Pittsburg State University

HARVEY R. DEAN
Pitsco, Inc.

BYRON A. DEILL
Broadway Lumber Company

ADAM ENDICOTT
Unique Metal Fabrication, Inc.

C. L. FARABI
Pepsi-Cola Bottling Company of Pittsburg, Inc.

ROBERTA A. MCNAY
Investments

MIKE PETRIE
Commerce Bancshares, Inc.

RONALD L. RHODES
Rhodes Grocery, Inc.

STEVE W. SLOAN
Midwest Minerals, Inc.

MARK A. WERNER
Commerce Bank, N.A.

JUDITH A. WESTHOFF
Commerce Bank, N.A.

WENDELL L. WILKINSON
Commerce Bank, N.A.

RENO COUNTY (HUTCHINSON)

BRETT MATTISON
Decker & Mattison Company

DR. PAMELA D. PIERCE
Reno Pathology Associates, P.A.

MIKE RINGWALD
Farmer (Ellinwood, Kan.)

JON H. STARKS
Commerce Bank, N.A.

WICHITA

STANLEY R. AHLERICH
Rancher/Farming

DR. DONALD BEGGS
Wichita State University

MICHAEL E. BUKATY
Latshaw Enterprises, Inc.

JOHN C. CLEVENGER
Commerce Bank, N.A.

MONTE A. COOK
Commerce Bank, N.A.

THOMAS E. DONDLINGER
Dondlinger & Sons Construction Co., Inc.

ANDREW E. GORE
Gore Oil Company

STEPHEN HAYES
The Hayes Company, Inc.

RONALD W. HOLT
Sedgwick County, Division of Culture, Entertainment & Recreation

FRAN D. JABARA
Jabara Ventures Group

PAUL D. JACKSON
Vantage Point Properties, Inc.

TOM J. KEMP
Kemp Construction, Inc.

FRITZ R. KROHMER
Commerce Bank, N.A.

SETH M. LEADBEATER
Commerce Bancshares, Inc.
Commerce Bank, N. A.

DOUGLAS D. NEFF
Commerce Bank, N. A.

DEREK L. PARK
Sandcastle Management

MARILYN B. PAULY
Commerce Bank, N.A.

ROBERT M. PESTINGER
Commerce Bank, N. A.

CLIFFORD W. STONE
Stone Farms

THOMAS D. WHITE
White & Ellis Drilling, Inc.

ILLINOIS

BLOOMINGTON

ANDREW ANDERSON
Commerce Bank, N.A.

MARK ARENDS
Arends Brothers, Inc.

GEORGE FARNSWORTH
Farnsworth Group

ROBERT FLEMING
Fleming Law Office

RONALD GUTHOFF
Guthoff & Company

GREGG HOLLABAUGH
Commerce Bancshares, Inc.

PARKER KEMP
Commerce Bank, N.A.

RICHARD LENAHAN
Retired

DENNIS MYERS
Myers Inc.

DAVID STARK
Stark Excavating, Inc.

EUGENE STRIEGEL
Striegel, Knobloch & Co.

PEORIA

BRUCE ALKIRE
The Finch Companies

DANIEL ALTORFER
United Facilities, Inc.

LARRY CLORE
Multi-Ad Services, Inc.

LOWELL "BUD" GRIEVES
Mark Twain Hotels

JOSEPH HENDERSON
Commerce Bank, N.A.

GREGG HOLLABAUGH
Commerce Bancshares, Inc.

JAMES MAXEY, M.D.
Orthopedic Institute of Illinois

GENE PETERSEN
Husch & Eppenberger, L.L.C.

TIMOTHY SHEA
Shea Property Management

THOMAS SPURGEON
Lincoln Office Supply Company

OFFICERS

DAVID W. KEMPER
Chairman of the Board, President and Chief Executive Officer

JONATHAN M. KEMPER
Vice Chairman

SETH M. LEADBEATER
Vice Chairman

A. BAYARD CLARK
Executive Vice President, Treasurer & Chief Financial Officer

CHARLES G. KIM
Executive Vice President

ROBERT C. MATTHEWS, JR.
Executive Vice President

ANDREW F. ANDERSON
Senior Vice President

KEVIN G. BARTH
Senior Vice President

SARA E. FOSTER
Senior Vice President

MICHAEL J. PETRIE
Senior Vice President

ROBERT J. RAUSCHER
Senior Vice President

V. RAY STRANGHOENER
Senior Vice President

J. DANIEL STINNETT
Vice President, Secretary and General Counsel

JEFFERY D. ABERDEEN
Controller

WAYNE MCGAUGH
Auditor

CAROL M. DICKINSON
Vice President

JOHN K. HANDY
Vice President

JUSTIN R. JONES
Vice President

ANDREW S. KAPLAN
Vice President

PATRICIA R. KELLERHALS
Vice President

KENT D. KIRBY
Vice President

DUANE E. LOCHER
Vice President

VINCENT J. NOONEY
Vice President

CHARLES L. SPENCER
Vice President

GEOFFREY C. THOMAS
Vice President

DIRECTORS

GIORGIO BALZER
Chairman of the Board and Chief Executive Officer, Generali USA Life Reassurance Co.

JOHN R. CAPPS*
President and Chief Executive Officer, Plaza Motor Company

W. THOMAS GRANT, II
Chairman, President and Chief Executive Officer, LabOne, Inc.

JAMES B. HEBENSTREIT*
President, Bartlett and Company

DAVID W. KEMPER
Chairman of the Board, President and Chief Executive Officer, Commerce Bancshares, Inc.

JONATHAN M. KEMPER
Vice Chairman, Commerce Bancshares, Inc.

THOMAS A. MCDONNELL*
President and Chief Executive Officer, DST Systems, Inc.

TERRY O. MEEK
President, Meek Lumber Yard, Inc.

BENJAMIN F. RASSIEUR, III*
President, Paulo Products Company

L. W. STOLZER
Chairman/Chief Executive Officer, Griffith Lumber Co., Inc.

ANDREW C. TAYLOR
Chairman and Chief Executive Officer, Enterprise Rent-A-Car Company

MARY ANN VAN LOKEREN
Chief Executive Officer, Krey Distributing Company

ROBERT H. WEST*
Retired/Chairman and Chief Executive Officer, Butler Manufacturing Company

* *Audit Committee members*

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2003 — Commission File No. 0-2989

COMMERCE BANCSHARES, INC.

(Exact name of registrant as specified in its charter)

Missouri	**43-0889454**
(State of Incorporation)	(IRS Employer Identification No.)
1000 Walnut, Kansas City, MO	**64106**
(Address of principal executive offices)	(Zip Code)

(816) 234-2000

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

NONE

Securities registered pursuant to Section 12(g) of the Act:

Title of class
$5 Par Value Common Stock

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes X No ___

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by checkmark whether the Registrant is an accelerated filer (as defined in Rule 12b-2 of the Act.) ☑

As of February 9, 2004, the aggregate market value of the voting stock held by non-affiliates of the Registrant was approximately $2,673,000,000.

As of February 9, 2004, there were 67,899,501 shares of Registrant's $5 Par Value Common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive proxy statement with respect to the annual meeting of shareholders to be held on April 21, 2004, are incorporated in Part III.

INDEX

			Page
Part I	Item 1.	Business	3
	Item 2.	Properties	7
	Item 3.	Legal Proceedings	7
	Item 4.	Submission of Matters to a Vote of Security Holders	8
Part II	Item 5.	Market for Registrant's Common Equity and Related Stockholder Matters	8
	Item 6.	Selected Financial Data	8
	Item 7.	Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations	8
	Item 7a	Quantitative and Qualitative Disclosures about Market Risk	43
	Item 8.	Consolidated Financial Statements and Supplementary Data	43
	Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	78
	Item 9a	Controls and Procedures	78
Part III	Item 10.	Directors, Executive Officers, Promoters and Control Persons of the Registrant	78
	Item 11.	Executive Compensation	80
	Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	80
	Item 13.	Certain Relationships and Related Transactions	81
	Item 14.	Principal Accountant Fees and Services	81
Part IV	Item 15.	Exhibits, Financial Statement Schedules, and Reports on Form 8-K	82
Signatures			83
Index to Exhibits			E-1

PART I

Item 1. BUSINESS

General

Commerce Bancshares, Inc. (the "Company"), a bank holding company as defined in the Bank Holding Company Act of 1956, as amended, was incorporated under the laws of Missouri on August 4, 1966. The Company presently owns all of the outstanding capital stock of four national banking associations, which are headquartered in Missouri, Illinois, Kansas, and Nebraska. The Nebraska bank is limited in its activities to the issuance of credit cards. The remaining three banking subsidiaries engage in general banking business, providing a broad range of retail, corporate, investment and private banking products and services to individuals and businesses. The Company also owns, directly or through its banking subsidiaries, various non-banking subsidiaries. Their activities include owning real estate leased to the Company's banking subsidiaries, underwriting credit life and credit accident and health insurance, selling property and casualty insurance (relating to consumer loans made by the banking subsidiaries), venture capital investment, securities brokerage, mortgage banking, and leasing activities. The Company owns two second tier holding companies that are the direct owners of several of the above-mentioned banks. A list of the Company's subsidiaries is included as Exhibit 21.

The Company is the largest bank holding company headquartered in Missouri. At December 31, 2003, the Company had consolidated assets of $14.3 billion, loans of $8.1 billion, deposits of $10.2 billion, and stockholders' equity of $1.5 billion.

The Company's Missouri bank charter is its largest, with total assets of $12.1 billion and offices in both Missouri and Kansas. The Missouri bank charter comprises approximately 85% of the banking assets of the Company. The Company's bank charters in Kansas and Illinois operate within each of the states and have total assets of $1.2 billion and $903 million, respectively. The Kansas banking charter has significant operations and banking facilities mainly in the areas of Wichita, Hays, and Garden City, Kansas, along with facilities in the southeast Kansas area. The Illinois banking charter operates mainly in the Peoria and Bloomington, Illinois areas.

The markets these three banking charters serve, being centrally located in the Midwest, provide natural sites for production and distribution facilities and also serve as transportation hubs. The economy has been well-diversified with many major industries represented, including telecommunications, automobile manufacturing, aircraft manufacturing, numerous service industries, food production and agricultural production and related industries. The markets served by the Illinois bank are located in an area with some of the best land in the world for crop production. The three banking charters operate in areas with stable real estate markets, which in the past have avoided the volatile prices that other parts of the country have experienced.

The Company regularly evaluates the potential acquisition of, and holds discussions with, various financial institutions eligible for bank holding company ownership or control. In addition, the Company regularly considers the potential disposition of certain of its assets and branches. On January 1, 2003, the Company acquired The Vaughn Group, Inc., a direct equipment lessor based in Cincinnati, Ohio with a portfolio of direct financing, sales type and operating leases. The Company's most recent bank acquisition was in March 2001, when Breckenridge Bancshares Company and its subsidiary, Centennial Bank, were acquired. For additional information on these acquisitions and other branch disposition activity, refer to pages 11 and 52.

Operating Segments

The Company is managed in three operating segments. The Consumer segment includes the retail branch network, consumer installment lending, bank card, student lending, and discount brokerage services. It provides services through a network of 185 full-service branches, an extensive ATM network, and the use of alternative delivery channels such as online banking and telephone banking. In 2003, this segment contributed 42% of total segment pre-tax income. The Commercial segment provides a full array of corporate lending, leasing, and international services, as well as business, government deposit and cash management services. In 2003, it contributed 47% of total segment pre-tax income. The Money Management segment provides traditional trust and estate tax planning services, and advisory and discretionary investment portfolio management services. This segment also manages the Company's family of proprietary mutual funds, which are available for sale to both trust and general retail customers. Fixed income investments are sold to individuals and institutional investors through the Capital Markets group, which is also included in this segment. At December 31, 2003, the Money Management segment managed investments with a market value of $9.7 billion and administered an additional $7.2 billion in non-managed assets. Additional information relating to operating segments can be found on pages 34 and 68.

Supervision and Regulation

General

The Company, as a bank holding company, is primarily regulated by the Board of Governors of the Federal Reserve System under the Bank Holding Company Act of 1956 (BHC Act). Under the BHC Act the Federal Reserve Board's prior approval is required in any case the Company proposes to acquire all or substantially all of the assets of any bank, acquire direct or indirect ownership or control of more than 5% of the voting shares of any bank, or merge or consolidate with any other bank holding company. The BHC Act also prohibits, with certain exceptions, the Company from acquiring direct or indirect ownership or control of more than 5% of any class of voting shares of any nonbanking company. Under the BHC Act, the Company may not engage in any business other than managing and controlling banks or furnishing certain specified services to subsidiaries and may not acquire voting control of nonbanking companies unless the Federal Reserve Board determines such businesses and services to be closely related to banking. When reviewing bank acquisition applications for approval, the Federal Reserve Board considers, among other things, each subsidiary bank's record in meeting the credit needs of the communities it serves in accordance with the Community Reinvestment Act of 1977, as amended (CRA). The Missouri, Kansas and Nebraska bank charters have current CRA ratings of "outstanding", and the Illinois charter has a "satisfactory" rating.

The Company is required to file with the Federal Reserve Board various reports and such additional information as the Federal Reserve Board may require. The Federal Reserve Board also makes regular examinations of the Company and its subsidiaries. The Company's four banking subsidiaries are organized as national banking associations and are subject to regulation, supervision and examination by the Office of the Comptroller of the Currency (OCC). All banks are also subject to regulation by the Federal Deposit Insurance Corporation. In addition, there are numerous other federal and state laws and regulations which control the activities of the Company and its banking subsidiaries, including requirements and limitations relating to capital and reserve requirements, permissible investments and lines of business, transactions with affiliates, loan limits, mergers and acquisitions, issuance of securities, dividend payments, and extensions of credit. This regulatory framework is intended primarily for the protection of depositors and the preservation of the federal deposit insurance funds, and not for the protection of security holders. Statutory and regulatory controls increase a bank holding company's cost of doing business and limit the options of its management to employ assets and maximize income.

In addition to its regulatory powers, the Federal Reserve impacts the conditions under which the Company operates by its influence over the national supply of bank credit. The Federal Reserve Board employs open market operations in U.S. government securities, changes in the discount rate on bank borrowings, changes in the federal funds rate on overnight inter-bank borrowings, and changes in reserve requirements on bank deposits in implementing its monetary policy objectives. These instruments are used in varying combinations to influence the overall level of the interest rates charged on loans and paid for deposits, the price of the dollar in foreign exchange markets and the level of inflation. The monetary policies of the Federal Reserve have had a significant effect on the operating results of financial institutions in the past, most notably the low rate environment in recent years. In view of changing conditions in the national economy and in the money markets, as well as the effect of credit policies of monetary and fiscal authorities, no prediction can be made as to possible future changes in interest rates, deposit levels or loan demand, or their effect on the financial statements of the Company

Subsidiary Banks

Under Federal Reserve policy, the Company is expected to act as a source of financial strength to each of its bank subsidiaries and to commit resources to support each bank subsidiary in circumstances when it might not otherwise do so. In addition, any capital loans by a bank holding company to any of its subsidiary banks are subordinate in right of payment to deposits and to certain other indebtedness of such subsidiary banks. In the event of a bank holding company's bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank will be assumed by the bankruptcy trustee and entitled to a priority of payment.

Payment of Dividends

The principal source of the Company's cash revenues is dividends from the subsidiary banks. The Federal Reserve Board may prohibit the payment of dividends by bank holding companies if their actions constitute unsafe or unsound practices. The OCC limits the payment of dividends by bank subsidiaries in any calendar year to the net profit of the current year combined with the retained net profits of the preceding two years. The payment of dividends by the bank subsidiaries may also be affected by factors such as the maintenance of adequate capital.

Capital Adequacy

The Company is required to comply with the capital adequacy standards established by the Federal Reserve. These capital adequacy guidelines generally require bank holding companies to maintain total capital equal to 8% of total risk-adjusted assets and off-balance sheet items (the "Total Risk-Based Capital Ratio"), with at least one-half of that amount consisting of Tier I or core capital and the remaining amount consisting of Tier II or supplementary capital. Tier I capital for bank holding companies generally consists of the sum of common shareholders' equity, qualifying non-cumulative perpetual preferred stock, a limited amount of qualifying cumulative perpetual preferred stock and minority interests in the equity accounts of consolidated subsidiaries, less goodwill and other non-qualifying intangible assets. Tier II capital generally consists of hybrid capital instruments, term subordinated debt and, subject to limitations, general allowances for loan losses. Assets are adjusted under the risk-based guidelines to take into account different risk characteristics.

In addition, the Federal Reserve also requires bank holding companies to comply with minimum leverage ratio requirements. The leverage ratio is the ratio of a banking organization's Tier I capital to its total consolidated quarterly average assets (as defined for regulatory purposes), net of the allowance for loan losses, goodwill and certain other intangible assets. The minimum leverage ratio for bank holding companies is 4%. At December 31, 2003, all of the subsidiary banks were "well-capitalized" under regulatory capital adequacy standards, as further discussed on page 70.

Legislation

These laws and regulations are under constant review by various agencies and legislatures, and are subject to sweeping change. The Gramm-Leach-Bliley Financial Modernization Act of 1999 (GLB Act) contained major changes in laws that previously kept the banking industry largely separate from the securities and insurance industries. The GLB Act authorized the creation of a new kind of financial institution, known as a "financial holding company" and a new kind of bank subsidiary called a "financial subsidiary", which may engage in a broader range of investment banking, insurance agency, brokerage, and underwriting activities. The GLB Act also included privacy provisions that limit banks' abilities to disclose non-public information about customers to non-affiliated entities. Banking organizations are not required to become financial holding companies, but instead may continue to operate as bank holding companies, providing the same services they were authorized to provide prior to the enactment of the GLB Act.

In 2001, President Bush signed into law comprehensive anti-terrorism legislation known as the USA Patriot Act. Title III of the USA Patriot Act substantially broadened the scope of U.S. anti-money laundering laws and regulations by imposing significant new compliance and due diligence obligations, creating new crimes and penalties and expanding the extra-territorial jurisdiction of the United States. The U.S. Treasury Department issued a number of regulations implementing the USA Patriot Act that apply certain of its requirements to financial institutions such as the Company's broker-dealer subsidiary. The regulations impose new obligations on financial institutions to maintain appropriate policies, procedures and controls to detect, prevent and report money laundering and terrorist financing.

Competition

The Company's locations in regional markets throughout Missouri, Kansas and central Illinois face intense competition from hundreds of financial service providers. The Company competes with national and state banks for deposits, loans and trust accounts, and with savings and loan associations and credit unions for deposits. In addition, the Company competes with other financial intermediaries such as securities brokers and dealers, personal loan companies, insurance companies, finance companies, and certain governmental agencies. The methods of competition center around various factors, such as customer services, interest rates on loans and deposits, lending limits and customer convenience, such as location of offices. The passage of the GLB Act, which removed barriers between banking and the securities and insurance industries, has resulted in greater competition among these industries.

Employees

The Company and its subsidiaries employed 4,399 persons on a full-time basis and 701 persons on a part-time basis at December 31, 2003. The Company provides a variety of benefit programs including retirement and 401K plans as well as group life, health, accident, and other insurance. The Company also maintains training and educational programs designed to prepare employees for positions of increasing responsibility.

Available Information

The Company's principal offices are located at 1000 Walnut, Kansas City, Missouri (telephone number 816-234-2000). The Company makes available free of charge, through its web site at www.commercebank.com, reports filed with the Securities and Exchange Commission as soon as reasonably practicable after the electronic filing. These filings include the annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports.

Statistical Disclosure

The information required by Securities Act Guide 3 – "Statistical Disclosure by Bank Holding Companies" is located on the pages noted below.

		Page
I.	Distribution of Assets, Liabilities and Stockholders' Equity; Interest Rates and Interest Differential	13, 38-41
II.	Investment Portfolio	25-26, 55-57
III.	Loan Portfolio	
	Types of Loans	18
	Maturities and Sensitivities of Loans to Changes in Interest Rates	19
	Risk Elements	24-25
IV.	Summary of Loan Loss Experience	22-24
V.	Deposits	38-39, 58-59
VI.	Return on Equity and Assets	9
VII.	Short-Term Borrowings	59-60

Item 2. PROPERTIES

The Missouri, Illinois, and Kansas bank subsidiaries maintain their main offices in various multi-story office buildings. These are owned by the bank or a subsidiary of the bank. The banks lease unoccupied premises to the public. The buildings, located in the downtown areas of the major market they serve, include:

Building	Net rentable square footage	% occupied in total	% occupied by bank
922 Walnut Kansas City, MO	256,000	80%	78%
1000 Walnut Kansas City, MO	403,000	65	32
720 Main Kansas City, MO	194,000	100	100
8000 Forsyth Clayton, MO	178,000	92	90
416 Main Peoria, IL	149,000	83	25
150 N. Main Wichita, KS	126,000	85	53

The Nebraska credit card bank leases its offices in Omaha, Nebraska. Additionally, certain other installment loan and credit card functions operate out of leased offices in downtown Kansas City. The Company also has 178 branch locations in Missouri, Illinois and Kansas which are owned or leased, and an additional 143 off-site ATM locations.

Item 3. LEGAL PROCEEDINGS

The information required by this item is set forth in Item 8 under Note 18, Commitments, Contingencies and Guarantees on page 75.

Item 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted during the fourth quarter of 2003 to a vote of security holders through the solicitation of proxies or otherwise.

PART II

Item 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Commerce Bancshares, Inc.
Common Stock Data

The following table sets forth the high and low prices of actual transactions for the Company's common stock (CBSH) and cash dividends paid for the periods indicated (restated for the 5% stock dividend distributed in December 2003).

	Quarter	High	Low	Cash Dividends
2003	**First**	**$39.22**	**$33.52**	**$.157**
	Second	**39.52**	**34.00**	**.157**
	Third	**43.62**	**36.48**	**.214**
	Fourth	**49.34**	**41.59**	**.214**
2002	First	$40.42	$34.10	$.147
	Second	42.49	38.37	.147
	Third	40.58	33.14	.147
	Fourth	39.49	31.40	.147
2001	First	$37.68	$29.05	$.138
	Second	32.99	28.44	.138
	Third	35.11	30.30	.138
	Fourth	35.37	29.91	.138

Commerce Bancshares, Inc. common shares are publicly traded on The Nasdaq Stock Market (NASDAQ). NASDAQ is a highly-regulated electronic securities market comprised of competing Market Makers whose trading is supported by a communications network linking them to quotation dissemination, trade reporting, and order execution systems. The Company had 4,920 shareholders of record as of December 31, 2003.

Item 6. SELECTED FINANCIAL DATA

The required information is set forth below in Item 7.

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF CONSOLIDATED FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

Commerce Bancshares, Inc. (the Company) operates as a super-community bank offering an array of sophisticated financial products delivered with high-quality, personal customer service. It is the largest bank holding company headquartered in Missouri, with its principal offices in Kansas City and St. Louis, Missouri. Customers are served from over 300 locations in Missouri, Kansas, and Illinois, using delivery platforms which include an expansive ATM network, full-featured online banking, and a central contact center.

The core of the Company's competitive advantage is its concentration on relationship banking with high service levels and competitive products. In order to enhance shareholder value, the Company focuses on extending its core revenue, expanding its market share, utilizing improved technology, and enhancing customer satisfaction.

Various indicators are used by management in evaluating the Company's financial condition and operating performance. Among these indicators are the following:

- Growth in earning per share – Diluted earnings per share rose 8.9% over 2002 and has risen 9.8%, compounded annually, over the last 5 years
- Growth in total revenue – Total revenue is comprised of net interest income and non-interest income, and grew 3.0% over 2002. Net interest income increased slightly over 2002, in spite of historically low short-term interest rates. Non-interest income rose 7.5%.
- Expense control – Total non-interest expense grew by only 3% this year due to prudent management and expanded use of technology.
- Asset quality – Net charge-offs during 2003 averaged .46% of loans compared to .43% in 2002.
- Shareholder return – Total shareholder return, including the stock price and dividends, was 9.9% over the past 5 years.

The following discussion and analysis should be read in conjunction with the consolidated financial statements and related notes. The historical trends reflected in the financial information presented below are not necessarily reflective of anticipated future results.

Key Ratios

(Based on average balance sheets):	**2003**	2002	2001	2000	1999
Return on total assets	**1.52%**	1.58%	1.52%	1.59%	1.46%
Return on stockholders' equity	**14.27**	14.42	14.56	15.91	15.05
Tier I capital ratio	**12.31**	12.67	12.28	12.04	11.68
Total capital ratio	**13.70**	14.05	13.64	13.36	12.99
Leverage ratio	**9.71**	10.18	9.81	9.91	9.17
Efficiency ratio*	**58.83**	58.62	58.79	59.03	60.06
Loans to deposits	**79.96**	79.29	82.49	87.26	77.94
Net yield on interest earning assets (tax equivalent basis)	**4.04**	4.39	4.35	4.74	4.62
Non-interest bearing deposits to total deposits	**10.81**	9.96	11.63	14.89	14.82
Equity to total assets	**10.68**	10.97	10.46	10.01	9.73
Cash dividend payout ratio	**25.19**	21.78	22.76	21.74	22.55

* *The efficiency ratio is calculated as non-interest expense (excluding intangibles amortization) as a percent of net interest income and non-interest income (excluding gains / losses on securities transactions).*

Selected Financial Data

(In thousands, except per share data)	2003	2002	2001	2000	1999
Net interest income	$ 502,392	$ 499,965	$ 468,775	$ 481,646	$ 467,184
Provision for loan losses	40,676	34,108	36,423	35,159	35,335
Non-interest income	301,667	280,572	274,999	255,636	239,134
Non-interest expense	472,144	458,200	443,097	438,448	427,748
Net income	206,524	196,310	178,712	175,558	162,731
Net income per share-basic*	2.98	2.74	2.46	2.37	2.11
Net income per share-diluted*	2.95	2.71	2.43	2.35	2.08
Cash dividends	51,266	42,185	40,254	37,613	36,054
Cash dividends per share*	.743	.590	.553	.510	.470
Market price per share*	49.02	37.42	35.37	36.71	27.87
Book value per share*	21.37	20.21	17.72	15.85	14.27
Common shares outstanding*	67,891	70,381	72,069	72,377	75,816
Total assets	14,287,164	13,308,415	12,908,146	11,120,741	11,408,576
Loans	8,142,679	7,875,944	7,638,482	7,906,665	7,576,892
Investment securities	5,039,194	4,275,248	3,732,257	1,956,084	2,524,383
Deposits	10,206,208	9,913,311	10,031,885	9,079,282	9,163,357
Long-term debt	300,977	338,457	392,586	124,684	25,735
Stockholders' equity	1,450,954	1,422,452	1,277,157	1,147,081	1,082,192
Non-performing assets	33,685	29,539	30,768	21,324	14,326

** Restated for the 5% stock dividend distributed in December 2003.*

Results of Operations

				$ Change		% Change	
(Dollars in thousands)	2003	2002	2001	'03-'02	'02-'01	'03-'02	'02-'01
Net interest income	$ 502,392	$ 499,965	$ 468,775	$ 2,427	$ 31,190	.5%	6.7%
Provision for loan losses	(40,676)	(34,108)	(36,423)	6,568	(2,315)	19.3	(6.4)
Non-interest income	301,667	280,572	274,999	21,095	5,573	7.5	2.0
Non-interest expense	(472,144)	(458,200)	(443,097)	13,944	15,103	3.0	3.4
Income taxes	(84,715)	(91,919)	(85,542)	(7,204)	6,377	(7.8)	7.5
Net income	$ 206,524	$ 196,310	$ 178,712	$10,214	$ 17,598	5.2%	9.8%

Commerce Bancshares, Inc. announced an 8.9% increase in fully diluted earnings per share, which rose to $2.95 in 2003 compared to $2.71 in 2002. Net income for 2003 was $206.5 million, which rose 5.2% over 2002, making 2003 the 19th consecutive year of record earnings. Return on assets amounted to 1.52% compared with 1.58% last year and the return on equity totaled 14.27% compared to 14.42% last year. The efficiency ratio was 58.83% in 2003 compared with 58.62% in 2002.

Net income rose in 2003 principally due to growth in non-interest income of $21.1 million, or 7.5%, combined with effective expense management and lower income tax expense. Non-interest expense increased by 3.0% over last year and income tax expense declined 7.8%. Net interest income rose slightly, reflecting the effects of low short-term interest rates and a lack of growth in commercial loans. The provision for loan losses increased $6.6 million to $40.7 million, largely due to increases in consumer credit losses. The increase in non-interest income was largely due to increases in deposit account fees of 12.4% and bank card fees of 7.6%, partly offset by small declines in bond, brokerage, and mortgage banking revenues. Non-interest expense increased a modest 3.0%, mainly due to increases in salaries and benefits costs (up 3.4%), but pressured by higher costs for occupancy (up 11.8%) and equipment (up 5.4%). These increases were partly offset by a 9.8% decline in data processing and software expense. Income tax expense declined in 2003 primarily due to the recognition of additional tax benefits from various corporate reorganization initiatives.

Net income in 2002 was $196.3 million, which was a $17.6 million, or 9.8%, increase over 2001. Diluted earnings per share increased 11.5% to $2.71 compared to $2.43 in 2001. The increase in net income resulted from strong growth in net interest income of $31.2 million, or 6.7%, coupled with lower credit costs and good expense management. Non-interest income increased 2.0% while non-interest expense grew by

3.4%. The provision for loan losses totaled $34.1 million and was 6.4% less than amounts recorded in the prior year. Net interest income grew mainly as a result of the continued re-pricing of deposit products, especially certificates of deposit, and overall growth in earning assets. The growth in non-interest income occurred mainly as a result of deposit account fees (up 8.1%), bank card fees (up 6.0%) and higher fees earned on bond and brokerage activity, offset by lower trust fees. Non-interest expense grew 3.4% mainly as a result of growth in salaries and benefits of 6.0%, occupancy of 8.1% and higher costs for equipment and marketing. Offsetting these were lower costs for data processing, supplies, and goodwill amortization.

Effective January 2003, the Company acquired The Vaughn Group, Inc. (Vaughn), a direct equipment lessor based in Cincinnati, Ohio. At acquisition, Vaughn had a lease portfolio that was mainly comprised of $38.7 million of direct financing leases. These leases are secured mainly by computer hardware and office equipment. In addition, at the date of acquisition Vaughn serviced approximately $350 million of lease agreements for other institutions involving capital equipment, ranging from production machinery to transportation equipment. The Company issued a combination of cash and stock to complete this purchase. Goodwill of $5.3 million was recognized in the transaction and recorded in the 2003 consolidated balance sheet.

In March 2001, the Company acquired Breckenridge Bancshares Company and its subsidiary, Centennial Bank. The bank had three locations in the St. Louis area, with assets of $254 million, loans of $189 million, and deposits of $216 million. Common stock valued at $34.4 million was issued by the Company as consideration in the transaction. The acquisition was accounted for as a pooling of interests transaction; however, the Company's prior year financial statements were not restated because restated amounts did not differ materially from historical results.

The Company continually evaluates its network of bank branches throughout Missouri, Kansas and Illinois. As a result of this evaluation process, the Company sold two branch facilities in 2003, at their approximate cost. During 2002, the Company sold two bank branches and a branch facility, realizing pre-tax gains of $2.4 million on these sales. The branches sold in 2002 had loans of $15.0 million, deposits of $38.4 million, and premises of $2.9 million. In 2001, the Company sold one bank branch and two branch facilities. Pre-tax gains of $2.2 million were realized on the 2001 sales, which included loans of $662 thousand, deposits of $5.3 million, and premises of $714 thousand.

Effective January 1, 2003, the Company voluntarily adopted the provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation", pursuant to which the cost of stock options are expensed. The Company restated all prior periods to reflect the compensation expense that would have been recognized had the recognition provisions of Statement No. 123 been applied to all options granted to employees after January 1, 1995. The effect of the restatement on 2002 and 2001 was to lower earnings per share by $.04 in each year.

During 2002, the Company's investment in a venture capital limited partnership, previously accounted for on the equity method, was reclassified as a consolidated subsidiary. Financial statements for prior periods were also reclassified. At December 31, 2002, the partnership had assets of $9.8 million and no outstanding debt. Limited partnership interests of 47% are held by outside investors. While there was no change to net income, the effect of the reclassification on the 2001 consolidated statement of income was to increase net interest income $865 thousand, decrease non-interest income $2.513 million, and decrease other non-interest expense $1.648 million.

The Company distributed a 5% stock dividend for the tenth consecutive year on December 12, 2003. All per share and average share data in this report has been restated to reflect the 2003 stock dividend.

Critical Accounting Policies

The Company's consolidated financial statements are prepared based on the application of certain accounting policies, the most significant of which are described in Note 1 to the consolidated financial statements. Certain of these policies require numerous estimates and strategic or economic assumptions that may prove inaccurate or be subject to variations which may significantly affect the Company's reported results and financial position for the period or in future periods. The use of estimates, assumptions, and judgments are necessary when financial assets and liabilities are required to be recorded at, or adjusted to reflect, fair value. Assets and liabilities carried at fair value inherently result in more financial statement volatility. Fair values and the information used to record valuation adjustments for certain assets and liabilities are based on either quoted market prices or are provided by other independent third-party sources, when available. When such information is not available, management estimates valuation adjustments primarily by using internal cash flow and other financial modeling techniques. Changes in underlying factors, assumptions, or estimates in any of these areas could have a material impact on the Company's future financial condition and results of operations.

The Company has identified several policies as being critical because they require management to make particularly difficult, subjective and/or complex judgments about matters that are inherently uncertain and because of the likelihood that materially different amounts would be reported under different conditions or using different assumptions. These policies relate to the allowance for loan losses, the valuation of certain non-marketable investments, pension accounting, and accounting for income taxes.

The Company performs periodic and systematic detailed reviews of its loan portfolio to assess overall collectability. The level of the allowance for loan losses reflects the Company's estimate of the losses inherent in the loan portfolio at any point in time. While these estimates are based on substantive methods for determining allowance requirements, nevertheless, actual outcomes may differ significantly from estimated results, especially in the areas of determining allowances for business, lease, construction and business real estate loans. These loan types are normally larger and more complex, and their collection rates are harder to predict. Consumer loans, including personal mortgage, credit card and personal loans, are individually smaller and perform in a more homogenous manner, making loss estimates more predictable. Extensive explanation of the methodologies used in establishing the allowance is provided in the Allowance for Loan Losses section of this discussion.

The Company, through its Small Business Investment subsidiaries, has numerous private equity and venture capital investments, which totaled $24.9 million at December 31, 2003. These private equity and venture capital securities are reported at estimated fair values in the absence of readily ascertainable fair values. The values assigned to these securities where no market quotations exist are based upon available information and management's judgment. Although management believes its estimates of fair value reasonably and conservatively reflect the fair value of these securities, key assumptions regarding the projected financial performance of these companies, the evaluation of the investee company's management team, and other economic and market factors may affect the amounts that will ultimately be realized from these investments. However, since the portfolio is not significant relative to the Company as a whole, it is not expected that differences between key assumptions and actual outcomes on realization of these assets will materially impact overall Company net income performance.

Management is required to make various assumptions in valuing its pension assets and liabilities. These assumptions include the expected rate of return on plan assets, the discount rate, and the rate of increase in future compensation levels. Changes to these assumptions could impact earnings in future periods. The Company takes into account the plan asset mix, funding obligations, and expert opinions in determining the various rates used to estimate pension expense. The Company also considers the Moody's AA corporate bond yields and other market interest rates in setting the appropriate discount rate. In addition, the Company reviews expected inflationary and merit increases to compensation in determining the rate of increase in future compensation levels. While differences in these rate assumptions could alter pension expense, given not only past history and controls in place including use of expert opinions, it is not expected that such estimates could alter expense by more than $1 to $3 million.

The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in an entity's financial statements or tax returns. Judgment is required in assessing the future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Fluctuations in the actual outcome of these future tax consequences, including the effects of IRS examinations and examinations by other state agencies, could materially impact the Company's financial position and its results of operations. Discussion of income taxes, including estimates of future income tax expense, is presented on page 18 of this discussion and in Note 9 on Income Taxes in the consolidated financial statements.

Net Interest Income

Net interest income, the largest source of revenue, results from the Company's lending, investing, borrowing, and deposit gathering activities. It is affected by both changes in the level of interest rates and changes in the amounts and mix of interest earning assets and interest bearing liabilities. The following table summarizes the changes in net interest income on a fully taxable equivalent basis, by major category of interest earning assets and interest bearing liabilities, identifying changes related to volumes and rates. Changes not solely due to volume or rate changes are allocated to rate.

	2003			2002		
	Change due to			Change due to		
(In thousands)	Average Volume	Average Rate	Total	Average Volume	Average Rate	Total
Interest income, fully taxable equivalent basis						
Loans	$22,005	$(60,705)	$(38,700)	$ (1,919)	$(116,646)	$(118,565)
Investment securities:						
U.S. government and federal agency obligations	14,395	(4,318)	10,077	18,573	(10,080)	8,493
State and municipal obligations	2,969	(1,909)	1,060	(1,091)	(55)	(1,146)
Mortgage and asset-backed securities	20,538	(29,560)	(9,022)	50,046	(14,409)	35,637
Other securities	3,900	(1,283)	2,617	(1,808)	(1,383)	(3,191)
Federal funds sold and securities purchased under agreements to resell	(364)	(291)	(655)	(18,821)	(2,079)	(20,900)
Total interest income	63,443	(98,066)	(34,623)	44,980	(144,652)	(99,672)
Interest expense						
Interest bearing deposits:						
Savings	163	(958)	(795)	315	(1,514)	(1,199)
Interest checking and money market	853	(16,563)	(15,710)	4,225	(58,870)	(54,645)
Time open and C.D.'s of less than $100,000	(6,467)	(15,460)	(21,927)	(12,630)	(38,854)	(51,484)
Time open and C.D.'s of $100,000 and over	1,197	(5,171)	(3,974)	5,102	(14,549)	(9,447)
Federal funds purchased and securities sold under agreements to repurchase	10,815	(5,426)	5,389	5,550	(14,978)	(9,428)
Long-term debt and other borrowings	622	(1,669)	(1,047)	3,305	(7,781)	(4,476)
Total interest expense	7,183	(45,247)	(38,064)	5,867	(136,546)	(130,679)
Net interest income, fully taxable equivalent basis	$56,260	$(52,819)	$ 3,441	$ 39,113	$ (8,106)	$ 31,007

Net interest income was $502.4 million in 2003, $500.0 million in 2002 and $468.8 million in 2001. Compared to the prior year, net interest income increased $2.4 million, or .5%, in 2003 compared to an increase of $31.2 million, or 6.7%, in 2002. During 2003, net interest income increased only slightly over amounts recorded last year mainly because of the continued re-pricing downward of interest earning assets, which moved down faster than rates paid on interest bearing liabilities. Yields on earning assets declined 77 basis points from the previous year, while rates paid on deposits and other borrowings declined by 48 basis points. During the year, the Federal Reserve lowered the federal funds target rate once in June by 25 basis points. This had the effect of lowering rates earned on many loans in the Company's loan portfolio, which were tied to variable rates. Much of the Company's non-maturity deposit portfolio (i.e., interest checking and money market accounts) was already at low rates and could not be lowered commensurate with the reduction of loan rates. As a result, the Company's net interest margin narrowed to 4.04% from 4.39% in the previous year. Also putting pressure on net interest income was an acceleration of early payments received on parts of the Company's mortgage related investment portfolio, which caused increased bond premium amortization. To partly mitigate this result, the Company purchased new investment securities to generate added interest income and grew the year to date average balance by $845.6 million. These purchases were funded by some growth in deposits and other borrowed funds. Also, average loans grew by $247.7 million during 2003 and certificate of deposit balances declined, both of which increased net interest income. Towards the end of the year, interest margins began to grow, aided by lower securities prepayments causing lower bond premium amortization, and growth in both loan and investment securities balances.

During 2002, interest rates were stable through October. Most of the re-pricing came from the Company's certificate of deposit products, although certain money market deposits also began to re-price downward in late summer. In November 2002, the Federal Reserve lowered short-term rates by 50 basis points, which reduced interest income on large portions of the Company's loan portfolio that were variably priced. Rates on deposits were also lowered, but some interest checking and savings products had only limited rate reductions due to the already low rate environment. The large fixed rate investment portfolio helped temper the effects of these rate reductions; however, the net interest margin did compress somewhat in the fourth quarter.

The net yield on earning assets was 4.04% in 2003, 4.39% in 2002 and 4.35% in 2001. Average interest earning assets rose 9.4% in 2003 over 2002, compared to a 5.7% increase in 2002 over 2001. Average interest bearing liabilities increased 9.3% in 2003 compared to a 7.4% increase in 2002.

Total interest income was $617.4 million in 2003, $652.6 million in 2002 and $751.8 million in 2001. Tax equivalent interest income did not materially differ. Interest income declined $35.1 million, or 5.4%, in 2003 compared to the previous year. As mentioned above, this decline was primarily due to decreases in yields on all loan categories and the Company's investment securities portfolio, as a result of the reduction in market rates occurring mainly late in 2002 and in 2003. Average loan balances, which earn higher rates, increased $247.7 million during 2003 and generated approximately $22 million of interest income; however, this increase was offset by the effect of lower rates which reduced interest income by over $60 million. Since large sections of the loan portfolio are tied to indices which fluctuate with the prime rate, the rate reductions by the Federal Reserve mentioned above caused much of the loan portfolio to re-price downward. Yields on investment securities were also lower, as maturing securities and an acceleration of early principal payments on mortgage-backed securities were reinvested in lower earning securities and bond premiums were amortized at a faster pace. However, through additional purchases, average balances of investment securities grew $845.6 million, contributing approximately $42 million in additional interest income. At December 31, 2003, average balances of investment securities comprised 35% of average earning assets compared to 31% in 2002. Average loans comprised 64% of average earning assets, down from 68% in 2002.

Total interest income declined $99.2 million, or 13.2% in 2002 compared to 2001. Average loan balances decreased $48.2 million or .6% in 2002 compared to 2001, while loan yields declined 149 basis points. Increased liquidity provided by deposit growth and increased borrowings allowed the Company to purchase investment securities, which increased an average of $1.1 billion. However, average rates earned on investment securities and overnight investments fell 66 and 237 basis points, respectively, during 2002. The effect of interest rate declines on earning assets, especially loan rates, more than offset the income provided by higher average investment balances.

Total interest expense was $115.0 million in 2003, $152.6 million in 2002 and $283.0 million in 2001. Interest expense declined $37.6 million, or 24.6%, in 2003 compared to 2002. The average rate paid on interest bearing liabilities was 1.06% in 2003 compared to 1.54% in 2002. The lower interest rate environment described above resulted in an interest rate decline of 50 basis points on deposits and 29 basis points on overnight borrowings. The decline in deposit rates affected all deposit products, with the largest effect on the Company's money market deposit accounts, where rates declined 52 basis points. A decline of $207.9 million in average retail certificates of deposit decreased interest expense by $6.5 million. In addition, new certificates of deposit issued in 2003 were at lower rates which further lowered interest expense compared to 2002. This continued re-pricing of deposits was offset by an increase in interest expense of $4.8 million on other borrowings which resulted mainly from growth of $776.2 million in average federal funds purchased and repurchase agreements.

In 2002, interest expense decreased $130.4 million, or 46.1%, from 2001. The decrease was due to rate declines of 148 basis points on deposits, 191 basis points on overnight borrowings, and 212 basis points on longer-term borrowings. The decline in deposit interest resulted mainly from rate reductions of 195 basis points paid on the Company's certificates of deposit of less than $100,000 and 242 basis points paid on the Company's certificates of deposit of $100,000 and over. Average interest bearing deposits grew $447.1 million, or 5.3%, during 2002.

Provision for Loan Losses

The provision for loan losses was $40.7 million in 2003, compared with $34.1 million in 2002 and $36.4 million in 2001. The provision for loan losses is recorded to bring the allowance for loan losses to a level deemed adequate by management based on the factors mentioned in the following "Allowance for Loan Losses" section of this discussion.

Non-Interest Income

				% Change	
(Dollars in thousands)	2003	2002	2001	'03-'02	'02-'01
Trust fees	$ 60,921	$ 60,682	$ 62,753	.4%	(3.3)%
Deposit account charges and other fees	102,591	91,303	84,486	12.4	8.1
Bank card transaction fees	62,222	57,850	54,583	7.6	6.0
Trading account profits and commissions	14,740	15,954	15,332	(7.6)	4.1
Consumer brokerage services	9,095	9,744	9,206	(6.7)	5.8
Mortgage banking revenue	4,007	4,277	6,195	(6.3)	(31.0)
Net gains on securities transactions	4,560	2,835	3,140	60.8	(9.7)
Other	43,531	37,927	39,304	14.8	(3.5)
Total non-interest income	$301,667	$280,572	$274,999	7.5%	2.0%
Total non-interest income excluding net gains on securities transactions	$297,107	$277,737	$271,859	7.0%	2.2%
Non-interest income as a % of operating income*	37.5%	35.9%	37.0%		
Operating income per full-time equivalent employee	$ 161.9	$ 155.7	$ 146.0		

* *Operating income is calculated as net interest income plus non-interest income.*

Non-interest income increased $21.1 million, or 7.5%, during 2003 to $301.7 million. The largest increase occurred in deposit account fees, which rose 12.4%, or $11.3 million, as a result of growth in fee income on overdraft and return items, coupled with higher commercial cash management fees. The increase in overdraft fees was due to both pricing increases in the Company's Missouri markets coupled with improved collection efficiencies. Compared to the previous year, bank card fee income rose $4.4 million, or 7.6%, mainly due to 11.1% growth in cardholder transaction fees and 10.9% growth in merchant interchange revenue. Growth in debit card fees (which is a component of bank card fees) slowed to 1.9% as a result of lower transaction pricing which went into effect in August as a result of the WalMart lawsuit settlement with VISA U.S.A., Inc. Trust fee revenue increased slightly in 2003 over 2002 as the value of trust accounts upon which fees are based, which have been depressed for the past year, have begun to improve. Net gains on securities transactions amounted to $4.6 million in 2003, increasing $1.7 million over the previous year, and included gains of $6.9 million resulting from sales from the securities portfolio, and losses of $2.3 million recognized on venture capital investments. Other non-interest income included operating lease revenues of $4.2 million related to a leasing subsidiary which was acquired at the beginning of 2003. Also, sales of student loans resulted in additional gains of $2.4 million during 2003. Trading account fee income, consisting of fees from sales of fixed income securities, declined 7.6%, as demand by business and correspondent bank customers slackened. Consumer brokerage service fees declined 6.7% due mainly to lower mutual fund sales by the discount brokerage subsidiary. Mortgage banking revenue fell 6.3%, as loan origination volumes declined, especially in the second half of 2003.

As was mentioned in previous reports on Form 10-Q, in April 2003, VISA U.S.A., Inc. reach an agreement to settle litigation concerning debit card interchange fees with a large group of retailers. As a result of this litigation, the Company previously estimated that annual debit card revenue, based on current volumes, could potentially decline by approximately $6.2 million, or 10% of estimated annual total bank card transaction fees. Since then, as noted above, new pricing on debit card transactions has gone into effect. However, other transaction and pricing initiatives have been identified which should help offset this lost revenue. As a result, the Company believes this lost annual revenue estimate could be reduced by as much as 10% to 20%. Over time, growth in overall transactions will help compensate for these pricing changes. The Company is continuing its evaluation of various initiatives which could further reduce the impact of this lost revenue.

In 2002, non-interest income totaled $280.6 million, which was a $5.6 million, or 2.0%, increase over 2001. Trust fees decreased $2.1 million, or 3.3%, because of declining values in trust account assets. Most of the decline in trust fees occurred in the personal trust product line, while institutional trust fees increased somewhat. Deposit account fees increased 8.1%, or $6.8 million, in 2002 due to higher fee income in commercial cash management accounts and fees earned on deposit account overdrafts. Bank card fees increased $3.3 million, or 6.0%, mainly due to growth in debit card fee income, which rose 15.0% over the previous year. Also, fees on credit cardholder transactions increased 7.2%. Trading account fees rose 4.1%, and were strong in 2002 as a result of sustained customer demand. Consumer brokerage service fees increased 5.8% on sales of annuities. Mortgage banking revenues declined $1.9 million as a result of lower sales of mortgages to upstream correspondent banks. During 2002, the Company retained more 15 year fixed rate loan originations on its balance sheet than in previous years. This reduced sales to upstream banks and reduced mortgage banking profit. Net gains on securities transactions amounted to $2.8 million in 2002, a decrease of $305 thousand from the previous year. The 2002 activity included gains of $6.0 million resulting from sales from the banks' securities portfolios and losses of $3.2 million recognized on venture capital investments. Other non-interest income included a $1.5 million gain on the sale of the Company's minority interest in an Illinois community bank. Also included were gains on sales of student loans, which declined $1.5 million due to lower loan volume sold in 2002. Sales of bank branches and facilities were comparable in 2002 and 2001, with gains of $2.4 million recorded in 2002 and $2.2 million in 2001.

Non-Interest Expense

(Dollars in thousands)	2003	2002	2001	% Change '03-'02	% Change '02-'01
Salaries	**$224,884**	$217,638	$210,353	3.3%	3.5%
Employee benefits	**39,715**	38,190	30,887	4.0	23.6
Net occupancy	**38,736**	34,635	32,027	11.8	8.1
Equipment	**24,104**	22,865	21,991	5.4	4.0
Supplies and communication	**33,474**	32,929	33,778	1.7	(2.5)
Data processing and software	**40,567**	44,963	47,178	(9.8)	(4.7)
Marketing	**14,397**	15,001	12,914	(4.0)	16.2
Goodwill amortization	—	—	4,665	—	(100.0)
Other intangible assets amortization	1,794	2,323	3,040	(22.8)	(23.6)
Other	54,473	49,656	46,264	9.7	7.3
Total non-interest expense	**$472,144**	$458,200	$443,097	3.0%	3.4%
Efficiency ratio	58.8%	58.6%	58.8%		
Salaries and benefits as a % of total non-interest expense	56.0%	55.8%	54.4%		
Number of full-time equivalent employees	**4,967**	5,012	5,094		

Non-interest expense rose 3.0% in 2003 to total of $472.1 million, compared to $458.2 million in 2002. Salary expense increased $7.2 million, or 3.3%, resulting from normal merit increases, but partly offset by lower costs for overtime and contract labor. Benefit costs increased 4.0% due to higher pension plan expense, offset by declines in medical plan and 401K contribution expense. Full-time equivalent employees declined from 5,012 during 2002 to 4,976 during 2003. Occupancy expense rose $4.1 million, or 11.8%, mainly due to higher depreciation and operating costs resulting from a renovated office building, which was re-opened in October 2002, and termination fees paid on vacated rental space. Equipment expense increased $1.2 million, or 5.4%, due to higher depreciation expense on computer hardware and higher maintenance contract expense. Data processing and software expense fell $4.4 million, or 9.8%, from 2002 largely because of cost savings realized from consolidating the Company's mainframe computer operations in-house during the second quarter of 2002. These operations had previously been out-sourced to an external vendor. Other non-interest expense included operating lease depreciation and associated costs totaling $3.3 million related to the new leasing subsidiary mentioned earlier, which were not present in 2002. Also, minority interest expense, which resulted from venture capital gains reported by a 53%-owned affiliate, increased $1.7 million compared to the previous year when venture capital losses were recorded by this affiliate.

Non-interest expense was $458.2 million in 2002, an increase of $15.1 million, or 3.4%, over 2001. Salary expense grew $7.3 million, or 3.5%, due to higher full-time employee costs and growth in incentive payments. Employee benefit costs increased $7.3 million, or 23.6%, due to higher health care costs, higher 401K contribution expense, and an increase in pension expense. Net occupancy expense rose $2.6 million over the prior year, partly due to costs associated with the renovated office building mentioned above. Marketing expense increased $2.1 million, or 16.2%, compared to the previous year as a result of added advertising costs for several consumer loan products. Data processing costs declined $2.2 million, mainly due to the in-house consolidation of the Company's mainframe computer operations as mentioned above. Goodwill amortization was subject to new accounting rules, which discontinued the amortization of goodwill in 2002. This had the effect of lowering non-interest expense by $4.7 million in 2002 compared to 2001. Other non-interest expense included a $2.1 million charitable contribution of securities in 2002. In addition, losses related to check processing increased in 2002 compared to 2001 because of certain recoveries which were recorded in 2001.

Income Taxes

Income tax expense was $84.7 million in 2003, compared to $91.9 million in 2002, and $85.5 million in 2001. Income tax expense in 2003 decreased 7.8% compared to 2002, compared to a 1.0% increase in pre-tax income. The effective tax rate on income from operations was 29.1%, 31.9% and 32.4% in 2003, 2002 and 2001, respectively. The Company's effective tax rates were lower than the federal statutory rate of 35% mainly due to tax exempt interest on state and municipal obligations, state and federal tax credits realized, and the recognition of additional tax benefits from various corporate reorganization initiatives.

The decline in the effective tax rate between 2003 and 2002 resulted mainly from (i) the recognition of $11.2 million of additional net tax benefits in 2003 associated with various corporate reorganization initiatives, offset by (ii) a $5.3 million reduction in net federal and state rehabilitation credits related to the renovation of an office building.

In 2003, total net tax benefits relating to the above discussed corporate reorganization initiatives amounted to $15.2 million. Additional tax benefits related to these initiatives will not be recognized in income until certain conditions are satisfied. It is projected that such conditions may be resolved as early as the third quarter of 2004 relating to approximately $18.9 million of the remaining benefits. However, because of the timing of such recognition, it is expected that the effective tax rate will be higher in the first two quarters of 2004.

The effective rate in 2002 declined slightly from 2001 because of the elimination of non-deductible goodwill amortization and the additional accrual of state and federal rehabilitation credits associated with the renovation of an office building. All of the above factors, tending to lower the effective tax rate, were partly offset by state and local income taxes.

Financial Condition

Loan Portfolio Analysis

A schedule of average balances invested in each category of loans appears on page 38. Classifications of consolidated loans by major category at December 31 for each of the past five years are as follows:

	Balance at December 31				
(In thousands)	2003	2002	2001	2000	1999
Business	$2,081,958	$2,263,644	$2,407,418	$2,659,511	$2,564,476
Real estate – construction	427,083	404,519	412,700	377,629	354,351
Real estate – business	1,875,069	1,736,646	1,505,443	1,305,397	1,247,956
Real estate – personal	1,338,604	1,282,223	1,287,954	1,397,770	1,377,903
Personal banking	1,858,542	1,662,801	1,514,650	1,641,473	1,510,380
Credit card	561,423	526,111	510,317	524,885	521,826
Total loans, net of unearned income	$8,142,679	$7,875,944	$7,638,482	$7,906,665	$7,576,892

At December 31, 2002, the Company elected to reclassify certain segments of its business, construction, business real estate and personal portfolios. The reclassifications were made to better realign the loan reporting with its related collateral and purpose. The adjustments also reclassified certain construction loans that had moved into amortizing term loans following project completion. The table below shows the effect of the reclassifications on the various lending categories at December 31, 2002. Because the information was not readily available, prior periods were not restated.

(In thousands)	Effect of reclassification at December 31, 2002
Business	$(202,574)
Real estate – construction	(88,593)
Real estate – business	209,623
Real estate – personal	55,576
Personal banking	25,968
Net reclassification	$ —

The contractual maturities of loan categories at December 31, 2003, and a breakdown of those loans between fixed rate and floating rate loans are as follows:

	Principal Payments Due			
(In thousands)	In One Year or Less	After One Year Through Five Years	After Five Years	Total
Business	$1,325,207	$ 666,183	$ 90,568	$2,081,958
Real estate – construction	239,425	181,872	5,786	427,083
Real estate – business	458,971	1,217,175	198,923	1,875,069
Real estate – personal	108,867	254,439	975,298	1,338,604
Total	$2,132,470	$2,319,669	$1,270,575	5,722,714
Personal banking (1)				1,858,542
Credit card (2)				561,423
Total loans, net of unearned income				$8,142,679
Loans with fixed rates	$ 400,871	$1,092,644	$ 463,858	$1,957,373
Loans with floating rates	1,731,599	1,227,025	806,717	3,765,341
Total	$2,132,470	$2,319,669	$1,270,575	$5,722,714

(1) Personal banking loans with floating rates totaled $795.1 million

(2) Credit card loans with floating rates totaled $463.0 million

Total loans increased $266.7 million, or 3.4%, during 2003 compared to an increase of $237.5 million, or 3.1%, during 2002. Growth in loans during 2003 came principally from personal banking, business real estate, personal real estate, credit card and construction loans. Personal banking loans grew $195.7 million during the year mainly as a result of growth in home equity loan balances and higher totals for student and installment lending products. Business real estate loans grew $138.4 million, or 8.0%, as a result of the low interest rate environment and good customer demand to refinance debt at lower rates. Increases were noted in both owner-occupied and income property financing. Personal real estate loans grew $56.4 million, or 4.4%, also due to low interest rates and strong customer origination activity through the first 8 months of the year. Also, the Company elected to increase its holdings of 15 year fixed rate loans in its loan portfolio. Credit card loans increased $35.3 million, or 6.7%, and saw solid growth, especially at year end, when holiday activity is normally at its peak. Construction loans increased $22.6 million, or 5.6%, due to increased activity in the single-family construction area. These increases were partly offset by a decline in business loans, which were down $181.7 million, or 8.0%. The economic climate during the year continued to limit growth in business loans as borrowers remain hesitant to purchase capital items or expand inventories or receivables, which drive business borrowings. Towards the end of the year, however, signs seem to indicate that businesses may be ready to expand operations and borrowing activities, which could positively impact business loan totals. The growth in total loans in 2002 compared to 2001, excluding the effects of the reclassification mentioned above, was primarily the result of increases in personal banking, construction, business, and credit card loans, offset by a decline in personal real estate loans.

The Company currently generates approximately 32% of its loan portfolio in the St. Louis regional market and 28% in the Kansas City regional market. The portfolio is diversified from a business and retail standpoint, with 54% in loans to businesses and 46% in loans to consumers. A balanced approach to loan portfolio management and an historical aversion toward credit concentrations, from an industry, geographic and product perspective, have contributed to low levels of problem loans and loan losses.

Business Loans

Total business loans amounted to $2.1 billion at December 31, 2003 and include loans used mainly to fund customer accounts receivable, inventories, and capital expenditures. This portfolio also includes sales type and direct financing leases totaling $190.7 million, which are used by commercial customers to finance capital purchases ranging from computer equipment to office and transportation equipment. These leases comprise 2.3% of the Company's total loan portfolio. Business loans are made primarily to customers in the regional trade area of the Company, generally the central Midwest, encompassing the states of Missouri, Kansas, Illinois, and nearby Midwestern markets. The portfolio is diversified from an industry standpoint and includes businesses engaged in manufacturing, wholesaling, retailing, agribusiness, insurance, financial services, public utilities, and other service businesses. Emphasis is upon middle-market and community businesses with known local management and financial stability. The Company participates in credits of large, publicly traded companies when business operations are maintained in the local communities or regional markets and opportunities to provide other banking services are present. Consistent with management's strategy and emphasis upon relationship banking, most borrowing customers also maintain deposit accounts and utilize other banking services. There were net loan charge-offs in this category of $7.6 million in 2003 (of which $2.6 million were related to leases) compared to $8.8 million in 2002. Non-accrual business loans increased to $19.2 million (.9% of business loans) at December 31, 2003, and included $12.5 million in leases. Total business non-accrual loans were $15.2 million (.7% of business loans) at December 31, 2002. Opportunities for growth in business loans will be based upon strong solicitation efforts in a highly competitive market environment for quality loans. Asset quality is, in part, a function of management's consistent application of underwriting standards and credit terms through stages in economic cycles. Therefore, portfolio growth in 2004 will be dependent upon 1) the strength of the economy, 2) the actions of the Federal Reserve with regard to targets for economic growth, interest rates, and inflationary tendencies, and 3) the competitive environment.

Real Estate-Construction

The portfolio of loans in this category amounted to $427.1 million at December 31, 2003 and comprised 5.3% of the Company's total loan portfolio. The portfolio consists of residential construction, commercial construction and land development loans, predominantly in the local markets of the Company's banking subsidiaries. Commercial construction loans are for small and medium-sized office and medical buildings, manufacturing and warehouse facilities, shopping centers, hotels and motels, and other commercial properties. Exposure to larger speculative office and rental space remains low. Residential construction and land development loans are primarily for projects located in the Kansas City and St. Louis metropolitan areas. Credit losses in this portfolio are normally low, and the Company experienced $122 thousand net recoveries in 2003 compared to $58 thousand net recoveries in 2002. Non-accrual loans in this category increased to $795 thousand at year end 2003 compared to $301 thousand at year end 2002.

Real Estate-Business

Total business real estate loans were $1.9 billion at December 31, 2003 and comprised 23.0% of the Company's total loan portfolio. This category includes mortgage loans for small and medium-sized office and medical buildings, manufacturing and warehouse facilities, shopping centers, hotels and motels, and other commercial properties. Emphasis is placed on owner-occupied and income producing commercial real estate properties which present lower risk levels. The borrowers and/or the properties are generally located in the local and regional markets of the affiliate banks. At December 31, 2003, non-accrual balances amounted to $9.4 million, or .5% of the loans in this category, compared to $10.6 million at year end 2002. The Company experienced net charge-offs of $516 thousand in 2003 and $296 thousand in 2002.

Real Estate-Personal

At December 31, 2003, there were $1.3 billion in outstanding personal real estate loans, which comprised 16.4% of the Company's total loan portfolio. The mortgage loans in this category are extended, predominately, for owner-occupied residential properties. The Company originates both adjustable rate and fixed rate mortgage loans. The Company retains adjustable rate mortgage loans, but ordinarily sells most fixed rate loans to other lenders and investors, although a greater portion of 15 year fixed rate loans were retained during 2002 and 2003. During the low rate environment of 2003, mortgage loan originations were at higher than historical levels. The Company typically does not experience significant loan losses in this category. There were net charge-offs of $464 thousand in 2003 compared to $230 thousand in 2002. The non-accrual balances of loans in this category increased to $2.4 million at December 31, 2003, compared to $1.4 million at year end 2002. The five year history of net charge-offs in the personal real estate loan category reflects nominal losses, and the credit quality of these loans is considered to be strong.

Personal Banking

Total personal banking loans were $1.9 billion at December 31, 2003, and consisted of installment loans (mainly auto, recreational vehicle, home improvement, and marine) of $1.1 billion, home equity loans of $352.0 million and student loans of $356.7 million. Personal banking loans comprised 22.8% of the total loan portfolio at December 31, 2003. In addition, $430.7 million was outstanding in unused home equity lines of credit, which can be drawn at the discretion of the borrower. These home equity lines are secured by first or second mortgages on residential property of the borrower. The underwriting terms for the home equity line product permit borrowing availability, in the aggregate, generally up to 80% or 90% of the appraised value of the collateral property, although a small percentage may permit borrowing up to 100% of appraised value. Given reasonably stable real estate values over time, the collateral margin improves with the regular amortization of mortgages against the properties. Approximately 43% of the loans in the personal banking category are extended on a floating interest rate basis, which includes the portfolios of both student and home equity loans. Net charge-offs were $8.5 million in 2003 and $6.9 million in 2002. Net charge-offs increased to .47% of average personal banking loans in 2003 compared to .42% in 2002, but remain below national loss averages. The majority of personal banking loan losses were related to automobile lending, especially from indirect paper purchased from auto dealers.

Credit Card

Total credit card loans amounted to $561.4 million at December 31, 2003 and comprised 6.9% of the Company's total loan portfolio. The credit card portfolio is concentrated within regional markets served by the Company. The Company offers a variety of credit card products, including affinity cards, corporate purchase cards, and standard and premium credit cards. It emphasizes its credit card relationship product, Special Connections, in which the customer maintains a deposit relationship with a subsidiary bank. The Special Connections product allows the customer ATM access using the same card. The Company has found this product to be more profitable by incurring fewer credit losses than other card products, and it allows for better cross sale into other bank products. Approximately 60% of the households in Missouri that own a Commerce credit card product also maintain a deposit relationship with a subsidiary bank. Approximately 82% of the outstanding credit card loans have a floating interest rate. Net charge-offs amounted to $19.7 million in 2003, which was a $2.4 million increase over 2002. The ratio of net loan charge-offs to total average loans of 3.7% in 2003 and 3.5% in 2002 remain significantly below national loss averages. The growth in net charge-offs resulted mainly from increases in bankruptcy filings, which have accelerated in 2003 compared to previous years. The Company refrains from national pre-approved mailing techniques which have caused some of the credit card problems experienced by other banking companies. Significant changes in loss trends are not currently anticipated by management.

Allowance for Loan Losses

The Company has an established process to determine the amount of the allowance for loan losses, which assesses the risks and losses inherent in its portfolio. This process provides an allowance consisting of an allocated and an unallocated component. To determine the allocated component of the allowance, the Company combines estimates of the reserves needed for loans evaluated on an individual basis with estimates of reserves needed for pools of loans with similar risk characteristics.

Loans subject to individual evaluation generally consist of commercial and commercial real estate loans mainly because of their size and complexity. These loans are analyzed and assigned to risk categories according to the Company's internal risk rating system. Loans with a greater risk of loss are identified and placed on the "watch list" for regular management review. Those loans judged to reflect the highest risk profiles are evaluated individually for the impairment of repayment potential and collateral adequacy, and in conjunction with current economic conditions and loss experience, allowances are estimated. Other loans identified on the Company's "watch list" but not judged to be individually impaired from a repayment or collateral adequacy perspective are aggregated and reserves are recorded using a model that tracks historical loan losses by loan type over a 5 year period. In the case of other more homogeneous loan portfolios, including auto loans, residential mortgages, home equity loans and credit card loans, the determination of the allocated reserve is computed on a pooled basis. For these loan pools, historical loss ratios by loan type, current loss and past due experience, and management's judgment of recent and forecasted economic effects on portfolio performance are factors utilized to determine the appropriate reserve amounts.

To mitigate the imprecision inherent in estimates of expected credit losses, the allocated component of the allowance is supplemented by an unallocated component. This portion of the allowance includes management's determination of the amounts necessary to offset credit risk issues associated with loan concentrations, economic uncertainties, industry concerns, adverse market changes in estimated or appraised collateral values, and other subjective factors. As such, the relationship of the unallocated component to the total allowance for loan losses may fluctuate from period to period. Although management has allocated a portion of the allowance to specific loan categories, the adequacy of the allowance must be considered in its entirety.

The Company's estimate of the allowance for loan losses and the corresponding provision for loan losses rests upon various judgments and assumptions made by management. Factors that influence these judgments include past loan loss experience, current loan portfolio composition and characteristics, trends in portfolio risk ratings, levels of non-performing assets, prevailing regional and national economic conditions, and the Company's ongoing examination process including that of its regulators. The Company has internal credit administration and loan review staffs that continuously review loan quality and report the results of their reviews and examinations to the Company's senior management and Board of Directors. Such reviews also assist management in establishing the level of the allowance. The Company's subsidiary banks continue to be subject to examination by the Office of the Comptroller of the Currency (OCC) and examinations are conducted throughout the year targeting various segments of the loan portfolio for review. In addition to the examination of subsidiary banks by the OCC, the Parent and its non-bank subsidiaries are examined by the Federal Reserve Bank.

The allowance for loan losses was $135.2 million and $130.6 million at December 31, 2003 and 2002, respectively, and was 1.66% of loans outstanding. Growth in the allowance for loan losses resulted from increases in both non-performing loans and higher credit losses. The allowance for loan losses covered non-performing loans by 416% at year end 2003 and 465% at year end 2002. Net charge-offs totaled $36.6 million in 2003, and increased $3.1 million compared to $33.5 million in 2002. The ratio of net charge-offs to average loans outstanding in 2003 was .46% compared to .43% in 2002 and .48% in 2001. The provision for loan losses was $40.7 million, compared to a provision of $34.1 million in 2002 and $36.4 million in 2001.

Net credit card charge-offs increased to 3.7% of average credit card loans in 2003 compared to 3.5% in 2002. As mentioned earlier, the Company's net charge-off experience for its credit card portfolio has been significantly better than industry averages, mainly due to its emphasis on Special Connections card products which provide other product relationships with the Company. Delinquency trends on credit card loans rose slightly in the fourth quarter of 2003 for the Company, but remain below industry delinquency averages. Also, delinquency rates on credit card loans at December 2003 were slightly lower than at the same time last year.

The Company considers the allowance for loans losses of $135.2 million adequate to cover losses inherent in the loan portfolio at December 31, 2003.

The schedule which follows summarizes the relationship between loan balances and activity in the allowance for loan losses:

	Years Ended December 31				
(Dollars in thousands)	2003	2002	2001	2000	1999
Net loans outstanding at end of year[(A)]	$8,142,679	$7,875,944	$7,638,482	$7,906,665	$7,576,892
Average loans outstanding[(A)]	$8,009,459	$7,761,742	$7,809,931	$7,802,041	$7,216,867
Allowance for loan losses:					
Balance at beginning of year	$ 130,618	$ 129,973	$ 128,445	$ 123,042	$ 117,092
Additions to allowance through charges to expense	40,676	34,108	36,423	35,159	35,335
Allowances of acquired companies	500	—	2,519	—	—
Loans charged off:					
Business	13,904	12,078	12,389	7,027	7,444
Real estate – construction	—	65	127	32	544
Real estate – business	1,525	973	751	1,162	624
Real estate – personal	660	296	389	322	933
Personal banking	13,856	11,979	13,959	12,887	10,544
Credit card	23,912	22,494	23,180	19,896	20,449
Total loans charged off	53,857	47,885	50,795	41,326	40,538
Recovery of loans previously charged off:					
Business	6,323	3,265	3,304	2,419	2,540
Real estate – construction	122	123	78	150	110
Real estate – business	1,009	677	661	73	337
Real estate – personal	196	66	19	128	251
Personal banking	5,386	5,080	5,144	4,699	3,898
Credit card	4,248	5,211	4,175	4,101	4,017
Total recoveries	17,284	14,422	13,381	11,570	11,153
Net loans charged off	36,573	33,463	37,414	29,756	29,385
Balance at end of year	$ 135,221	$ 130,618	$ 129,973	$ 128,445	$ 123,042
Ratio of net charge-offs to average loans outstanding	.46%	.43%	.48%	.38%	.41%
Ratio of allowance to loans at end of year	1.66%	1.66%	1.70%	1.62%	1.62%
Ratio of provision to average loans outstanding	.51%	.44%	.47%	.45%	.49%

(A) Net of unearned income; before deducting allowance for loan losses

The following schedule provides a breakdown of the allowance for loan losses by loan category and the percentage of each loan category to total loans outstanding at year end:

(Dollars in thousands)	2003		2002		2001		2000		1999	
	Loan Loss Allowance Allocation	**% of Loans to Total Loans**	Loan Loss Allowance Allocation	% of Loans to Total Loans	Loan Loss Allowance Allocation	% of Loans to Total Loans	Loan Loss Allowance Allocation	% of Loans to Total Loans	Loan Loss Allowance Allocation	% of Loans to Total Loans
Business	**$ 44,207**	**25.6%**	$ 40,857	28.7%	$ 40,687	31.5%	$ 36,147	33.6%	$ 33,810	33.8%
RE – construction	**4,717**	**5.3**	4,731	5.1	4,732	5.4	4,232	4.8	4,253	4.7
RE – business	**20,971**	**23.0**	20,913	22.1	20,907	19.7	19,614	16.5	18,416	16.5
RE – personal	**4,423**	**16.4**	3,871	16.3	3,367	16.9	3,335	17.7	3,300	18.2
Personal banking	**21,793**	**22.8**	20,343	21.1	18,710	19.8	16,413	20.8	15,426	19.9
Credit card	**26,544**	**6.9**	23,337	6.7	21,004	6.7	19,504	6.6	19,637	6.9
Unallocated	**12,566**	**—**	16,566	—	20,566	—	29,200	—	28,200	—
Total	**$135,221**	**100.0%**	$130,618	100.0%	$129,973	100.0%	$128,445	100.0%	$123,042	100.0%

Risk Elements Of Loan Portfolio

Management reviews the loan portfolio continuously for evidence of problem loans. During the ordinary course of business, management becomes aware of borrowers that may not be able to meet the contractual requirements of loan agreements. Such loans are placed under close supervision with consideration given to placing the loan on non-accrual status, the need for an additional allowance for loan loss, and (if appropriate) partial or full loan charge-off. Loans are placed on non-accrual status when management does not expect to collect payments consistent with acceptable and agreed upon terms of repayment. Loans that are 90 days past due as to principal and/or interest payments are generally placed on non-accrual, unless they are both well-secured and in the process of collection, or they are 1-4 family first mortgage loans or consumer loans that are exempt under regulatory rules from being classified as non-accrual. After a loan is placed on non-accrual status, any interest previously accrued but not yet collected is reversed against current income. Interest is included in income after the loan is placed on non-accrual status only as interest is received and so long as management is satisfied there is no impairment of collateral values. The loan is returned to accrual status only when the borrower has brought all past due principal and interest payments current and, in the opinion of management, the borrower has demonstrated the ability to make future payments of principal and interest as scheduled.

The following schedule shows non-performing assets and loans past due 90 days and still accruing interest.

	December 31				
(Dollars in thousands)	**2003**	2002	2001	2000	1999
Non-accrual loans:					
Business	**$19,162**	$15,224	$22,633	$ 9,598	$ 6,362
Real estate – construction	**795**	301	501	1,834	2,541
Real estate – business	**9,372**	10,646	5,377	7,854	3,644
Real estate – personal	**2,447**	1,428	147	264	373
Personal banking	**747**	466	161	67	59
Total non-accrual loans	**32,523**	28,065	28,819	19,617	12,979
Real estate acquired in foreclosure	**1,162**	1,474	1,949	1,707	1,347
Total non-performing assets	**$33,685**	$29,539	$30,768	$21,324	$14,326
Non-performing assets as a percentage of total loans	**.41%**	.38%	.40%	.27%	.19%
Non-performing assets as a percentage of total assets	**.24%**	.22%	.24%	.19%	.13%
Past due 90 days and still accruing interest:					
Business	**$ 780**	$ 4,671	$ 1,643	$ 5,194	$ 4,428
Real estate – construction	**38**	—	554	215	1
Real estate – business	**3,934**	3,734	1,790	447	1,202
Real estate – personal	**5,750**	4,727	6,116	5,499	3,771
Personal banking	**2,549**	1,400	1,804	7,238	5,603
Credit card	**7,850**	7,896	7,792	8,077	6,312
Total past due 90 days and still accruing interest	**$20,901**	$22,428	$19,699	$26,670	$21,317

The effect on interest income in 2003 of loans on non-accrual status at year end is presented below:

(In thousands)	
Gross amount of interest that would have been recorded at original rate	$3,115
Interest that was reflected in income	804
Interest income not recognized	$2,311

Total non-accrual loans at year end 2003 increased $4.5 million over 2002 levels. This increase resulted mainly from an increase of $3.9 million in business non-accrual loans, which was due to higher levels of non-accrual leases in 2003. Non-accrual leases totaled $12.5 million at December 31, 2003. In addition, personal real estate non-accrual balances rose $1.0 million, which was offset by a decrease of $1.3 million in business real estate non-accrual loans. Real estate that was acquired in foreclosure, which is comprised mainly of small residential properties, decreased $312 thousand from year end 2002. Total non-performing assets remain low compared to the Company's peers, with the non-performing loans to total loans ratio at .40%. Loans past due 90 days and still accruing interest decreased $1.5 million at year end 2003 compared to 2002. This decline was mainly due to lower business loan delinquencies, partly offset by higher delinquencies in personal real estate loans and personal loans.

At December 31, 2003, the banking subsidiaries held fixed rate residential real estate loans of approximately $12.5 million at lower of cost or market, which are to be sold to secondary markets within approximately three months.

There were no loan concentrations of multiple borrowers in similar activities at December 31, 2003, which exceeded 10% of total loans. The Company's aggregate legal lending limit to any single or related borrowing entities is in excess of $125 million. The largest exposures generally do not exceed $70 million.

Investment Securities Analysis

During 2003, total investment securities increased $801.4 million to $4.9 billion (excluding unrealized gains/losses) compared to $4.1 billion at the previous year end. The increase was due to purchases of new securities with liquidity resulting from higher deposit levels and growth in short-term borrowings of federal funds purchased and repurchase agreements. The growth in investment securities occurred mainly in U.S. government and federal agency securities, which increased $361.1 million, and in mortgage and asset-backed securities, which increased $421.5 million. The average tax equivalent yield on total investment securities was 4.17% in 2003 and 5.02% in 2002.

At December 31, 2003, available for sale securities totaled $5.0 billion, which included a net unrealized gain in fair value of $117.5 million. The amount of the related after tax unrealized gain reported in stockholders' equity was $72.9 million at year end 2003. Approximately 25% of the unrealized gain in fair value related to marketable equity securities held by Commerce Bancshares, Inc., the parent holding company (Parent). The rest of the unrealized gain related to mortgage and asset-backed securities (28%) and U.S. government and federal agencies (41%) held by bank subsidiaries. The market value of the available for sale portfolio will vary according to changes in market interest rates and the mix and duration of investments in the portfolio. The unrealized gain in fair value at year end 2003 decreased $37.5 million from year end 2002. Management expects normal maturities from the securities portfolio to meet most of the Company's liquidity needs. Non-marketable securities include $51.6 million in Federal Reserve Bank stock and Federal Home Loan Bank stock held by bank subsidiaries as a result of debt and regulatory requirements. These are restricted securities which, lacking a market, are carried at cost. Other non-marketable securities are generally held by the Parent and non-bank subsidiaries and include non-marketable venture capital investments, which are carried at estimated fair value.

Investment securities at year end for the past two years are shown below:

(In thousands)	December 31 2003	2002
Amortized Cost		
U.S. government and federal agency obligations	$1,785,649	$1,424,525
State and municipal obligations	72,977	77,039
Mortgage-backed securities	1,435,890	1,408,035
Other asset-backed securities	1,331,533	937,854
Other debt securities	73,916	42,216
Equity securities	212,338	218,955
Trading securities	9,356	11,635
Total	$4,921,659	$4,120,259
Fair Value		
U.S. government and federal agency obligations	$1,834,726	$1,474,326
State and municipal obligations	74,593	78,320
Mortgage-backed securities	1,449,231	1,445,435
Other asset-backed securities	1,351,203	969,823
Other debt securities	74,422	43,054
Equity securities	245,663	252,655
Trading securities	9,356	11,635
Total	$5,039,194	$4,275,248

A summary of maturities by category of investment securities and the weighted average yield for each range of maturities as of December 31, 2003, is presented in Note 4 on Investment Securities in the consolidated financial statements. U.S. government and federal agency obligations comprise 36% of the investment portfolio at December 31, 2003, with a weighted average yield of 3.53% and an estimated average maturity of 4.1 years; mortgage and asset-backed securities comprise 56% with a weighted average yield of 4.10% and an estimated average maturity of 2.4 years.

Other debt securities, as shown in the table above, include corporate bonds, notes, commercial paper and debentures related to venture capital funding. Equity securities are comprised of short-term investments in mutual funds (which totaled $142.7 million at year end 2003), Federal Reserve Bank stock, Federal Home Loan Bank stock, publicly traded stock and venture capital equity investments. Investments in mutual funds and traded equities are primarily held by the Parent. During 2003, the average yield on other debt securities was 3.79%, and the average tax equivalent yield on equity securities was 3.04%.

The Company engages in venture capital activities through direct venture investments and two venture capital subsidiaries, which are licensed by the Small Business Administration. One of the subsidiaries, CFB Venture Fund I, Inc. (CFBI), is also qualified as a Missouri Certified Capital Company (CAPCO). This CAPCO certification expands its investment opportunities to Missouri businesses with less than $4 million in revenues. Total venture capital investments held by CFBI amounted to $13.1 million at December 31, 2003. The second subsidiary, CFB Venture Fund II, L.P. (CFBII), is a limited partnership venture fund with 47% outside ownership and no outside debt. All funding commitments to the partnership have been satisfied. CFBII had total venture capital investments of $7.2 million at year end 2003. The Company also has direct investments in several external venture capital partnerships of $4.6 million at year end 2003. Many of the venture capital investments are not readily marketable. While the nature of these investments carries a higher degree of risk than the normal lending portfolio, management believes the potential for long-term gains in these investments outweighs the potential risks.

Deposits and Borrowings

Deposits are the primary funding source for the Company's banks, and are acquired from a broad base of local markets, including both individual and corporate customers. Total deposits were $10.2 billion at

December 31, 2003, compared to $9.9 billion last year, reflecting an increase of $292.9 million, or 3.0%. On a yearly average basis, deposits increased $228.2 million, or 2.3%, during 2003 compared to 2002. This increase was fueled by growth in demand, interest checking, money market and jumbo certificate of deposit accounts, with declines in retail certificates of deposit.

The following table shows year end deposits by type as a percentage of total deposit.

	December 31	
	2003	2002
Non-interest bearing demand	16.8%	14.9%
Savings, interest checking and money market	59.6	59.3
Time open and C.D.'s of less than $100,000	16.9	19.7
Time open and C.D.'s of $100,000 and over	6.7	6.1
Total deposits	100.0%	100.0%

Core deposits (defined as all non-interest and interest bearing deposits, excluding short-term C.D.'s of $100,000 and over) supported 76% of average earning assets in 2003 and 82% in 2002. Average balances by major deposit category for the last six years appear at the end of this discussion. A maturity schedule of time deposits outstanding at December 31, 2003 is included in Note 7 on Deposits in the consolidated financial statements.

Short-term borrowings consist mainly of federal funds purchased and securities sold under agreements to repurchase. Balances outstanding at year end 2003 were $2.1 billion, a $649.1 million increase over $1.5 billion outstanding at year end 2002. Balances in these accounts, which generally have overnight maturities, can fluctuate significantly on a day-to-day basis. The average balance of federal funds purchased and repurchase agreements increased $776.2 million in 2003 over 2002, and increased $169.0 million in 2002 over 2001. The average rate paid on these borrowings was .99% during 2003 and 1.28% during 2002.

Subsidiary banks also borrow from the Federal Home Loan Bank (FHLB). At year end 2003 these advances totaled $367.1 million, of which $200.0 million is due in 2004. The debt maturing in 2004 may be refinanced or may be repaid with funds generated by the loan and securities portfolios. Of the FHLB advances outstanding at year end, $200.0 million had a floating rate and $167.1 million had a fixed rate. The average rate paid on FHLB advances was 1.85% during 2003 and 2.52% during 2002. The weighted average year end rate on outstanding FHLB advances at December 31, 2003 was 1.74%. Additional long-term debt includes $11.4 million borrowed from insurance companies to fund the CAPCO investments and $18.4 million related to nonrecourse lease financing.

Liquidity and Capital Resources

Liquidity Management

Liquidity is managed within the Company in order to satisfy cash flow requirements of deposit and borrowing customers while at the same time meeting its own cash flow needs. The Company maintains its liquidity position by providing a variety of sources including:

- A portfolio of liquid assets including marketable investment securities and overnight investments,
- A large customer deposit base and limited exposure to large, volatile certificates of deposit,
- Lower long-term borrowings that might place a demand on Company cash flow,
- Low relative loan to deposit ratio promoting strong liquidity,
- Excellent debt ratings from both Standard & Poor's and Moody's national rating services, and
- Available borrowing capacity from outside sources.

The Company's most liquid assets include available for sale marketable investment securities, federal funds sold, and securities purchased under agreements to resell (resale agreements). At December 31, 2003 and 2002, such assets were as follows:

(In thousands)	2003	2002
Available for sale investment securities	$4,956,668	$4,201,477
Federal funds sold and resale agreements	108,120	16,945
	$5,064,788	$4,218,422

Federal funds sold and resale agreements normally have overnight maturities and are used for general daily liquidity purposes. The Company's available for sale investment portfolio has maturities of over $940 million which come due during 2004 and offers substantial resources to meet either new loan demand or reductions in the Company's deposit funding base. Furthermore, in the normal course of business the Company will pledge portions of its investment securities portfolio to secure public fund deposits, securities sold under agreements to repurchase and borrowing capacity at the Federal Reserve. Total pledged investment securities for these purposes comprised 38% of the total investment portfolio, resulting in over $3.0 billion of unpledged securities.

Additionally, the Company maintains a large base of core customer deposits, defined as demand, interest checking, savings, and money market deposit accounts. At December 31, 2003, such deposits totaled $7.8 billion and represented over 76% of the Company's total deposits. At December 31, 2002 these deposits totaled $7.4 billion. These core deposits are normally less volatile, often with customer relationships tied to other products offered by the Company promoting long lasting relationships and stable funding sources. Time open and certificates of deposit of $100,000 or greater totaled $679.2 million and $603.4 million at December 31, 2003 and 2002, respectively. These deposits are normally considered more volatile and higher costing, but comprise just 6.7% and 6.1% of total deposits at December 31, 2003 and 2002, respectively.

At December 31, 2003 and 2002, the Company's outside borrowings were comprised of federal funds purchased, securities sold under agreements to repurchase, and longer-term debt as follows:

(In thousands)	2003	2002
Federal funds purchased	$1,187,065	$1,023,616
Securities sold under agreements to repurchase	921,855	436,252
Long-term debt and other borrowings	400,977	338,457
	$2,509,897	$1,798,325

Federal funds purchased are funds generally borrowed overnight and are obtained mainly from upstream correspondent banks to assist in balancing overall bank liquidity needs. Securities sold under agreements to repurchase are comprised mainly of non-insured customer funds, normally with overnight maturities, and the Company pledges portions of its own investment portfolio to secure these deposits. These funds are offered to customers wishing to earn interest in highly liquid balances and are used by the Company as a funding source considered to be stable, but short-term in nature. The increase in securities sold under agreements to repurchase in 2003 is the result of new customer funds received, the proceeds of which were used to fund increases in the Company's investment securities portfolio during the year. Additionally, the Company maintains approved lines of credit with various upstream correspondent banks to insure funding needs from federal funds sold.

The Company's long-term debt is comprised mainly of borrowings from the Federal Home Loan Bank (FHLB) and other debt related to the Company's leasing and venture capital business. At December 31, 2003 and 2002, debt from the FHLB amounted to $367.1 million and $322.7 million respectively. This debt is a combination of fixed and floating rates with maturities of generally less than four years. The overall long-term debt position of the Company is small relative to the Company's overall liability position.

In addition to the sources and uses of funds as noted above, the Company had an average loan to deposit ratio of 80% at December 31, 2003, which is considered in the industry to be a conservative measure of good liquidity. Also, the Company receives outside ratings from both Standard & Poor's and Moody's on both the consolidated company and its lead bank, Commerce Bank, N.A. (Missouri charter). These ratings are as follows:

	Standard & Poor's	Moody's
Commerce Bancshares, Inc.		
Short term/commercial paper	A-1	Prime-1
Commerce Bank, N. A.		
Counterparty credit rating	A/A-1	
Deposits		A-1

The Company considers these ratings to be indications of a sound capital base and good liquidity. The Company believes that these ratings would enable its commercial paper to be readily marketable should the need arise. No commercial paper was outstanding over the past three years.

In addition to the sources of liquidity as noted above, the Company has temporary borrowing capacity at the Federal Reserve discount window, for which it has pledged approximately $161.1 million in par value of investment securities. Also, because of its lack of significant long-term debt, the Company believes that through its Capital Markets Group it could generate additional liquidity from sources such as large, jumbo certificates of deposit.

The cash flows from the operating, investing and financing activities of the Company resulted in a net decrease in cash and cash equivalents of $143.3 million in 2003, as reported in the consolidated statements of cash flows on page 47 of this report. Operating activities, consisting mainly of net income adjusted for certain non-cash items, provided cash flow of $269.7 million and has been a stable source of funds over the last three years. Investing activities, consisting mainly of purchases and maturities of available for sale investment securities, changes in levels of federal funds sold and resale agreements and changes in levels of the Company's loan portfolio, used total cash of $1.2 billion in 2003 mainly as a result of higher securities purchases. Capital purchases of land, buildings and equipment totaled $36.1 million and were down from the previous year as a result of higher expenditures in 2002 from the rehabilitation of a Kansas City office building. Investing activities are somewhat unique to financial institutions in that, while large sums of cash flow are normally used to fund growth in investments securities, loans, or other bank assets, they are normally dependent on financing activities described below.

Financing activities provided cash of $795.3 million, resulting from a $649.1 million increase in borrowings of federal funds purchased and securities sold under agreements to repurchase and a $300.3 million increase in deposits. The Company's treasury stock repurchase program required $125.7 million, and cash dividend payments amounted to $51.3 million. Future short-term liquidity needs for daily operations are not expected to vary significantly and the Company maintains adequate liquidity to meet these cash flows. The Company's sound equity base, along with its low debt level, common and preferred stock availability, and excellent debt ratings, provide several alternatives for future financing. Future acquisitions may utilize partial funding through one or more of these options.

Cash requirements for treasury stock purchases, net of cash received in connection with various employee benefit stock programs, and dividends were as follows:

(In millions)	**2003**	2002	2001
Purchases of treasury stock	**$125.7**	$83.9	$58.7
Exercise of stock options, sales to affiliate non-employee directors and restricted stock awards, net	**(8.7)**	(8.9)	(6.6)
Cash dividends	**51.3**	42.2	40.3

The parent company (Parent) faces unique liquidity constraints due to legal limitations on its ability to borrow funds from its banking subsidiaries. The Parent obtains funding to meet its obligations from two main sources: dividends received from bank and non-bank subsidiaries (within regulatory limitations) and from management fees charged to subsidiaries as reimbursement for services provided by the Parent, as presented below:

(In millions)	2003	2002
Dividends received from subsidiaries	$195.7	$200.0
Management fees	35.3	38.5

These sources of funds are used mainly to fund purchases of treasury stock and pay cash dividends on common stock as noted above. At December 31, 2003, the Parent had no third party short-term borrowings or long-term debt and maintained $247.1 million in available for sale investment securities, consisting of mutual funds, publicly traded stock, and debt securities with maturities of less than 2 years.

Company senior management is responsible for measuring and monitoring the liquidity profile of the organization with oversight by the Company's Asset/Liability Committee (ALCO). This is done through a series of controls, including a written Contingency Funding Policy and risk monitoring procedures including daily, weekly and monthly reporting. In addition, the Company prepares forecasts, which project changes in the balance sheet affecting liquidity, and which allow the Company to better plan for forecasted changes.

Capital Management

The Company maintains strong regulatory capital ratios, including those of its principal banking subsidiaries, in excess of the well-capitalized guidelines under federal banking regulations. The Company's capital ratios at the end of the last three years are as follows:

	2003	2002	2001	Well-Capitalized Regulatory Guidelines
Risk-based capital ratios:				
Tier I capital	12.31%	12.67%	12.28%	6.00%
Total capital	13.70	14.05	13.64	10.00
Leverage ratio	9.71	10.18	9.81	5.00
Common equity/assets	10.68	10.97	10.46	
Dividend payout ratio	25.19	21.78	22.76	

The components of the Company's regulatory risked-based capital and risk-weighted assets at the end of the last three years are as follows:

(In thousands)	2003	2002	2001
Regulatory risk-based capital:			
Tier I capital	$ 1,331,439	$ 1,277,116	$1,182,661
Tier II capital	150,161	139,723	131,196
Total capital	1,481,600	1,416,839	1,313,857
Total risk-weighted assets	10,813,111	10,083,075	9,634,566

In January 2004, the Board of Directors authorized the Company to purchase additional shares of common stock under its repurchase program, which brought the total purchase authorization to 3,000,000 shares. The Company has routinely used these shares to fund the Company's annual 5% stock dividend and various employee benefit programs. During 2003, approximately 2,993,000 shares were acquired under Board authorizations at an average price of $42.01.

The Company's common stock dividend policy reflects its earnings outlook, desired payout ratios, the need to maintain adequate capital levels and alternative investment options. Cash dividends paid by the

Company increased 22% during 2003 compared with 2002, as per share dividends were increased 6.6% in January and 36.4% in July, the latter in response to the Bush administration's lowering of income taxes on corporate dividends.

Commitments, Contractual Obligations, and Off-Balance Sheet Arrangements

Various commitments and contingent liabilities arise in the normal course of business, which are not required to be recorded on the balance sheet. The most significant of these are loan commitments totaling $5.9 billion (including approximately $3.0 billion in unused approved credit card lines) and standby letters of credit, net of participations to non-affiliated companies, totaling $306.7 million at December 31, 2003. The Company has various other financial instruments with off-balance sheet risk, such as commercial letters of credit and commitments to purchase and sell when-issued securities. Since many commitments expire unused or only partially used, these totals do not necessarily reflect future cash requirements. Management does not anticipate any material losses arising from commitments and contingent liabilities and believes there are no material commitments to extend credit that represent risks of an unusual nature.

A table summarizing contractual cash obligations of the Company at December 31, 2003 and the expected timing of these payments follows:

	Payments Due by Period				
(In thousands)	In One Year or Less	After One Year Through Three Years	After Three Years Through Five Years	After Five Years	Total
Long-term debt obligations*	$ 101,529	$ 166,265	$ 21,668	$ 11,515	$ 300,977
Operating lease obligations	4,075	5,989	4,285	29,442	43,791
Purchase obligations	29,906	28,678	7,808	2,220	68,612
Time open and C.D.'s *	1,663,826	650,571	91,504	3,550	2,409,451
Total	$1,799,336	$851,503	$125,265	$46,727	$2,822,831

* *Includes principal payments only.*

During 2003, the Company contributed $6.6 million to its pension plan. The contribution was made to mitigate the effect of declining returns and valuations on the pension assets along with growing pension obligations. The contribution had no significant effect on the Company's overall liquidity. In determining pension expense, the Company makes several assumptions, including the discount rate and long-term rate of return on assets. These assumptions are determined at the beginning of the plan year based on interest rate levels and financial market performance. For 2003 these assumptions were as follows:

Discount rate	6.75%
Annual salary increase rate	5.70%
Long-term rate of return on assets	8.00%

With the low market interest rate and still-recovering economic environment, the Company expects to decrease the discount rate to 6.00%, maintain the long-term rate of return on assets at 8.00%, and lower the annual salary increase rate to 5.20% in determining 2004 pension expense. The Company believes that, taking into consideration the various pending changes in assumptions and the recent contributions to the plan, pension expense in 2004 will be comparable to 2003. The minimum required contribution for 2004 is expected to be zero. The Company does not normally determine its annual contribution to the plan at this time, but does not expect to contribute more than $8 million during 2004.

The Company has investments in several low-income housing partnerships within the area served by the banking affiliates. These investments are properly not consolidated in accordance with Financial Accounting Standards Board Interpretation No. 46R. At December 31, 2003, these investments totaled $2.1 million and were recorded as other assets in the Company's consolidated balance sheet. These partnerships supply funds for the construction and operation of apartment complexes that provide affordable housing to that segment of the population with lower family income. If these developments successfully attract a specified percentage of residents falling in that lower income range, state and/or federal income tax credits are made available to the partners. The tax credits are normally spread over ten years, and they play an important part in the anticipated yield from these investments. In order to continue receiving the tax credits each year over the life of the partnership, the low-income residency targets must be maintained. Under the terms of the partnership agreements, the Company has a commitment to fund a specified amount that will be due in installments over the life of the agreements, which ranges from 10 to 15 years. These unfunded commitments are recorded as liabilities on the Company's consolidated balance sheet, and aggregated $1.2 million at December 31, 2003.

The Parent has investments in several private equity concerns which are classified as non-marketable securities in the Company's consolidated balance sheet. Under the terms of the agreements with four of these concerns, the Parent has unfunded commitments outstanding of $2.9 million at December 31, 2003.

Interest Rate Sensitivity

The Asset/Liability Management Committee measures and manages the Company's interest rate risk sensitivity on a monthly basis to maintain stability in earnings throughout various rate environments. Analytical modeling techniques provide management insight into the Company's exposure to changing rates. These techniques include net interest income simulations and market value analyses. Management has set guidelines specifying acceptable limits within which net interest income and market value may change under various rate change scenarios. These measurement tools indicate that the Company is currently within acceptable risk guidelines as set by management.

The Company's main interest rate measurement tool, income simulations, projects net interest income under various rate change scenarios in order to quantify the magnitude and timing of potential rate-related changes. Income simulations are able to capture option risks within the balance sheet where expected cash flows may be altered under various rate environments. Modeled rate movements include "shocks, ramps and twists". Shocks are intended to capture interest rate risk under extreme conditions by immediately shifting rates up and down, while ramps measure the impact of gradual changes and twists measure yield curve risk. The size of the balance sheet is assumed to remain constant so that results are not influenced by growth predictions.

The Company also employs a sophisticated simulation technique known as a stochastic income simulation. This technique allows management to see a range of results from hundreds of income simulations. The stochastic simulation creates a vector of potential rate paths around the market's best guess (forward rates) concerning the future path of interest rates and allows rates to randomly follow paths throughout the vector. This allows for the modeling of non-biased rate forecasts around the market consensus. Results give management insight into a likely range of rate-related risk as well as worst and best-case rate scenarios.

The Company also uses market value analyses to help identify longer-term risks that may reside on the balance sheet. This is considered a secondary risk measurement tool by management. The Company measures the market value of equity as the net present value of all asset and liability cash flows discounted along the current LIBOR/swap curve plus appropriate market risk spreads. It is the change in the market value of equity under different rate environments that gives insight into the magnitude of risk to future earnings due to rate changes. Market value analyses also help management understand the price sensitivity of non-marketable bank products under different rate environments.

As of December 31, 2003, various gradual basis point shifts in the LIBOR/swap curve would be expected to have the following impact over the next twelve months on net interest income as follows:

(Dollars in millions)	Increase (Decrease)	% of Net Interest Income
200 basis points rising	$(6.9)	(1.40)%
100 basis points rising	(2.0)	(.40)
100 basis points falling	(1.9)	(.38)

During 2003, the Federal Reserve kept interest rates relatively stable, reducing short-term interest rates only once in June 2003 by 25 basis points. A rate decrease of 50 basis points in November 2002 pressured interest margins in the first half of the year as portions of the Company's loan portfolio tied to variable rates continued to re-price downward. Also, while rates on certificates of deposit continued to decline as maturities occurred, much of the Company's non-maturity deposits were already at low rates and could not decline commensurate with declines in loan rates. The 25 basis point decline in short-term rates in June 2003 again pressured margins with similar effects as earlier in the year. With low rates, personal mortgage re-financings were strong through mid-summer, and prepayments on personal real estate loans and mortgage-backed securities surged to very high levels, causing increased bond premium amortization expense and reinvestment at lower rates. To partly offset these factors, the Company increased its holdings of investment securities on average during the year by $845.6 million, which increased interest income. Much of these investment securities purchases were funded by short-term borrowings of federal funds purchased and securities sold under agreements to repurchase, which increased on average by $776.2 million. In the second half of the year, economic indicators improved, longer-term rates began to rise and mortgage re-financings slowed, ultimately reducing prepayments effects on the Company's earning assets.

With the activity noted above, the Company's actions were taken to offset the continued impact of lower rates and slower growth in the Company's loan portfolio. As a result, the Company's net interest income profile as shown in the table above is negatively impacted by a gradual increase in rates of 100 and 200 basis points by approximately $2.0 million (.40%) and $6.9 million (1.40%), respectively. As rates rise, while variably priced loans and non-maturity deposits immediately re-price upward, the investment securities portfolio, which is predominantly comprised of fixed rate securities, is expected to re-price upward slowly. Conversely, with a gradual decline in rates of 100 basis points, rates on earning assets will decline but deposit rates should remain relatively stable since rates on non-maturity deposits are limited on downward re-pricings. The Company believes that further reductions in rates are less likely given current economic conditions. Furthermore, if economic conditions continue to improve, loan demand increases and interest rates rise slowly, the Company is positioned with good liquidity, and loan growth can be funded with maturing investment securities, thus improving the overall balance sheet mix of higher earning assets and improved net interest margins. The use of derivative products is limited and the deposit base is strong and stable. The loan to deposit ratio is still at relatively low levels, and should also present the Company with opportunities to fund future loan growth.

Derivative Financial Instruments

The Company maintains an overall interest rate risk management strategy that permits the use of derivative instruments to modify exposure to interest rate risk. The Company's interest rate risk management strategy includes the ability to modify the re-pricing characteristics of certain assets and liabilities so that changes in interest rates do not adversely affect the net interest margin and cash flows. Interest rate swaps are used on a limited basis as part of this strategy. At present the Company has interest rate swaps with a total notional amount of $28.9 million, of which two swaps with a notional amount of $13.2 million are designated as fair value hedges of certain fixed rate loans.

The Company enters into foreign exchange derivative instruments as an accommodation to customers and offsets the related foreign exchange risk by entering into offsetting third-party forward contracts with approved reputable counterparties. In addition, the Company takes proprietary positions in such contracts based on market expectations. This trading activity is managed within a policy of specific controls and limits. Most of the foreign exchange contracts outstanding at December 31, 2003, mature within 30 days, and the longest period to maturity is 6 months. Foreign exchange contracts outstanding at December 31, 2003 were substantially lower than the previous year end as a result of reduced exposure related to a large customer.

Additionally, interest rate lock commitments issued on residential mortgage loans intended to be held for resale are considered derivative instruments. The interest rate exposure on these commitments is economically hedged primarily with forward sale contracts in the secondary market. This activity declined during the last half of 2003 as personal mortgage originations slowed.

The Company is exposed to credit risk in the event of nonperformance by counterparties to financial instruments. The Company controls the credit risk of its financial contracts through credit approvals, limits and monitoring procedures. Because the Company generally enters into transactions only with high quality counterparties, there have been no losses associated with counterparty nonperformance on derivative financial instruments. The amount of credit risk associated with these instruments is limited to the cost of replacing a contract in a gain position, on which a counterparty may default.

The following table summarizes the notional amounts and estimated fair values of the Company's derivative instruments at December 31, 2003 and 2002. Notional amount, along with the other terms of the derivative, is used to determine the amounts to be exchanged between the counterparties. Because the notional amount does not represent amounts exchanged by the parties, it is not a measure of loss exposure related to the use of derivatives nor of exposure to liquidity risk. Positive fair values are recorded in other assets and negative fair values are recorded in other liabilities in the consolidated balance sheets.

	2003			2002		
(In thousands)	Notional Amount	Positive Fair Value	Negative Fair Value	Notional Amount	Positive Fair Value	Negative Fair Value
Interest rate swaps	$28,910	$405	$(1,487)	$ 23,322	$ —	$(2,293)
Interest rate caps	4,319	—	—	—	—	—
Foreign exchange contracts:						
Forward contracts	8,254	490	(551)	126,438	7,388	(7,390)
Options written/purchased	2,500	38	(38)	2,175	10	(10)
Mortgage loan commitments	7,542	54	(1)	33,136	346	—
Mortgage loan forward sale contracts	7,298	8	(4)	33,074	8	(67)
Total at December 31	$58,823	$995	$(2,081)	$218,145	$7,752	$(9,760)

Operating Segments

The Company segregates financial information for use in assessing its performance and allocating resources among three operating segments. The results are determined based on the Company's management accounting process, which assigns balance sheet and income statement items to each responsible segment. These segments are defined by customer base and product type. The management process measures the performance of the operating segments based on the management structure of the Company and is not necessarily comparable with similar information for any other financial institution. Each segment is managed by executives who, in conjunction with the Chief Executive Officer, make strategic business decisions regarding that segment. The three reportable operating segments are Consumer, Commercial and Money Management. Additional information is presented in Note 13 on Segments in the consolidated financial statements.

Beginning in 2002, the Company implemented a new funds transfer pricing method to value funds used (e.g., loans, fixed assets, cash, etc.) and funds provided (deposits, borrowings, and equity) by the business segments and their components. This new process assigns a specific value to each new source or use of funds with a maturity, based on current LIBOR interest rates, thus determining an interest spread at the time of the transaction. Non-maturity assets and liabilities are assigned to LIBOR based funding pools. Previous methodology used funding pools based on average rates to assign and determine value. The new method provides a more accurate means of valuing fund sources and uses in a varying interest rate environment. The segment most affected by the change was the Consumer segment, whose credit for funds was significantly lower in 2002.

Consumer

The Consumer segment includes the retail branch network, consumer finance, bankcard, student loans and discount brokerage services. Pre-tax income for 2003 was $108.6 million, a decrease of $20.6 million, or 15.9%, from 2002. Most of the decrease was due to lower allocated funding credits of $41.3 million, which resulted from the low interest rate environment and its effect on the funds transfer pricing calculations. Direct net interest income increased $23.1 million due to lower rates on deposits and higher average consumer loan balances. Net charge-offs increased $4.0 million. Non-interest income declined $6.7 million, mainly due to lower bank card fees. Consumer segment bank card fees were lower in 2003 compared to 2002 because, in order to improve segment accountability, certain fee income which is more related to commercial activity was assigned to the Commercial segment in 2003. This decrease in revenue was partly offset by higher overdraft and return item fees and gains on sales of student loans. Non-interest expense decreased $8.4 million mainly due to declines in data processing charges, loan servicing fees related to lower bank card activity, and management fees. These decreases were partly offset by an increase in check processing charges and higher costs for salaries and employee benefits. Total average assets directly related to the segment rose 5.4% over 2002. Average segment loans increased 5.6% compared to 2002 mainly as a result of growth in personal loans, while average deposits remained flat.

Pre-tax income in 2002 was $51.5 million, or 28.5% less than in 2001, also mainly due to the lower net credit for funds allocated to this segment. Over the last three years, because of the declining interest rate environment, the deposit base housed in this segment has been provided with lower credit for funds, under the assumptions management makes, which are generally tied to shorter term rates, thus providing lower pre-tax income for these periods. Under the current allocation methods, if interest rates begin to increase, it is expected that funds credits should increase given constant deposit volumes.

Commercial

The Commercial segment provides corporate lending, leasing, international services, and corporate cash management services. Pre-tax income increased $9.0 million, or 8.1%, over 2002. Assigned funding costs declined $21.8 million compared to the previous year, due to the interest rate decline mentioned above. Non-interest income rose $30.4 million, mainly due to higher bank card fees assigned to this unit as mentioned above, higher cash management fees, and operating lease revenues related to the CBI Leasing subsidiary, which was acquired at the beginning of 2003. Partly offsetting these effects was a $21.6 million, or 9.8%, decline in direct net interest income due to lower levels of business loans. In addition, non-interest expense increased $22.4 million due to higher bank card loan servicing costs, salaries and benefits, check processing fees, and operating lease depreciation and related costs associated with CBI Leasing. During 2003, total average loans increased 1.4%, compared to a .2% decrease during 2002. Average deposits increased 9.4% during 2003, compared to an 8.4% increase during 2002.

Money Management

The Money Management segment consists of the trust and capital markets activities. The Trust group provides trust and estate planning services, and advisory and discretionary investment management services. It also provides investment management services to The Commerce Funds, a series of mutual funds with $2.2 billion in total assets. The Capital Markets group sells primarily fixed-income securities to individuals, corporations, correspondent banks, public institutions, and municipalities, and also provides investment safekeeping and bond accounting services. Pre-tax income for the segment was $26.5 million in 2003 compared to $29.3 million in 2002, a decrease of $2.8 million. The decrease was due to lower non-interest income of $1.6 million, mainly in bond trading revenues. Non-interest expense increased $408 thousand due to higher costs for salaries and benefits. The assigned credit for funds declined $2.3 million, partly offset by an increase of $1.6 million in direct net interest income. Average assets decreased $5.9 million during 2003 because of lower overnight investments. Average deposits increased $47.3 million during 2003 and $164.6 million during 2002, mainly due to sales of short-term certificates of deposit over $100,000 in the commercial sector.

Impact of Recently Issued Accounting Standards

The Financial Accounting Standards Board (FASB) issued Interpretation No. 46R (FIN 46R), "Consolidation of Variable Interest Entities", in December 2003. FIN 46R clarifies the requirements that investments in variable interest entities (VIE) be consolidated by the entity that has a variable interest that will absorb a majority of the VIE's expected losses if they occur, receive a majority of the VIE's expected returns, or both. Public companies must apply the unmodified provisions of the Interpretation to "special-purpose entities" by the end of the first reporting period ending after December 15, 2003. Public companies, other than small business issuers, must apply the revised Interpretation by the end of the first reporting period beginning after December 15, 2003 to all entities that are not special-purpose entities.

As mentioned in the reports on Form 10-Q during 2003, the Company has several Small Business Investment Company (SBIC) related private equity investments and other investments in low-income housing partnerships which are being evaluated under several provisions of Interpretation No. 46R. In addition to the above, the FASB has elected to reconsider provisions of Interpretation No. 46R concerning SBIC related private equity investments and does not currently require these types of investments to be consolidated. If consolidation is ultimately required for any of these investments, the Company's assets, liabilities, revenues and expenses would be adjusted to reflect the consolidation of these investments; however, it is not expected that net income would be significantly affected. The Company does not have any other significant investments in unconsolidated entities meeting the requirements of Interpretation No. 46R.

The Financial Accounting Standards Board issued Statement No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity", in May 2003. Statement No. 150 established standards for how an issuer classifies, measures and discloses in its financial statements certain financial instruments with characteristics of both liabilities and equity. The Statement requires that an issuer classify financial instruments that are within its scope as a liability (or an asset in some circumstances). Such financial instruments include (i) financial instruments that are issued in the form of shares that are mandatorily redeemable; (ii) financial instruments that embody an obligation to repurchase the issuer's equity shares, or are indexed to such an obligation, and that require the issuer to settle the obligation by transferring assets; and (iii) financial instruments that embody an obligation that the issuer may settle by issuing a variable number of its equity shares if, at inception, the monetary value of the obligation is predominately based on a fixed amount, variations in something other than the fair value of the issuer's equity shares, or variations inversely related to changes in the fair value of the issuer's equity shares. Statement No. 150 was effective for contracts entered into or modified after May 31, 2003, and was otherwise effective at the beginning of the first interim period beginning after June 15, 2003. Adoption of the Statement on July 1, 2003 did not have a significant impact on the Company's consolidated financial statements.

In December 2003, the Financial Accounting Standards Board issued a revision of Statement No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits". The revised Statement does not change the measurement or recognition of pension and other postretirement benefit plans. It retains the disclosure requirements of the original Statement and requires additional disclosure about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. Additional disclosures required by the Statement are included in Note 10, Employee Benefit Plans, to the consolidated financial statements.

Effects of Inflation

The impact of inflation on financial institutions differs significantly from that exerted on industrial entities. Financial institutions are not heavily involved in large capital expenditures used in the production, acquisition or sale of products. Virtually all assets and liabilities of financial institutions are monetary in nature and represent obligations to pay or receive fixed and determinable amounts not affected by future changes in prices. Changes in interest rates have a significant effect on the earnings of financial institutions. Higher interest rates generally follow the rising demand of borrowers and the corresponding increased funding requirements of financial institutions. Although interest rates are viewed as the price of borrowing funds, the behavior of interest rates differs significantly from the behavior of the prices of goods and services. Prices of goods and services may be directly related to that of other goods and services while the price of borrowing relates more closely to the inflation rate in the prices of those goods and services. As a result, when the rate of inflation slows, interest rates tend to decline while absolute prices for goods and services remain at higher levels. Interest rates are also subject to restrictions imposed through monetary policy, usury laws and other artificial constraints. The rate of inflation has been relatively low in recent years.

Corporate Governance

The Company has adopted a number of corporate governance measures. Information on corporate governance is available on the Company's web site www.commercebank.com under Investor Relations.

Forward-Looking Statements

This report may contain "forward-looking statements" that are subject to risks and uncertainties and include information about possible or assumed future results of operations. Many possible events or factors could affect the future financial results and performance of the Company. This could cause results or performance to differ materially from those expressed in the forward-looking statements. Words such as "expects", "anticipates", "believes", "estimates", variations of such words and other similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in, or implied by, such forward-looking statements. Readers should not rely solely on the forward-looking statements and should consider all uncertainties and risks discussed throughout this report. Forward-looking statements speak only as of the date they are made. The Company does not undertake to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements are made or to reflect the occurrence of unanticipated events. Such possible events or factors include: changes in economic conditions in the Company's market area; changes in policies by regulatory agencies, governmental legislation and regulation; fluctuations in interest rates; changes in liquidity requirements; demand for loans in the Company's market area; changes in accounting and tax principles; estimates made on income taxes; and competition with other entities that offer financial services.

AVERAGE BALANCE SHEETS – AVERAGE RATES AND YIELDS

	Years Ended December 31								
	2003			2002			2001		
(Dollars in thousands)	Average Balance	Interest Income/ Expense	Average Rates Earned/ Paid	Average Balance	Interest Income/ Expense	Average Rates Earned/ Paid	Average Balance	Interest Income/ Expense	Average Rates Earned/ Paid
ASSETS									
Loans:[A]									
Business[B]	$ 2,148,881	$ 90,071	4.19%	$ 2,418,517	$114,275	4.73%	$ 2,556,796	$168,868	6.60%
Real estate – construction	404,058	17,324	4.29	474,307	23,894	5.04	409,262	29,598	7.23
Real estate – business	1,831,575	93,731	5.12	1,483,012	88,645	5.98	1,398,366	103,551	7.41
Real estate – personal	1,304,677	73,568	5.64	1,247,209	82,382	6.61	1,339,436	98,283	7.34
Personal banking	1,793,219	103,549	5.77	1,646,549	110,726	6.72	1,616,254	128,639	7.96
Credit card	527,049	56,099	10.64	492,148	53,120	10.79	489,817	62,668	12.79
Total loans	8,009,459	434,342	5.42	7,761,742	473,042	6.09	7,809,931	591,607	7.58
Investment securities:									
U.S. government & federal agency	1,543,269	67,236	4.36	1,233,040	57,159	4.64	892,248	48,666	5.45
State & municipal obligations[B]	80,687	4,139	5.13	41,103	3,079	7.49	55,379	4,225	7.63
Mortgage and asset-backed securities	2,504,514	103,681	4.14	2,118,460	112,703	5.32	1,284,355	77,066	6.00
Trading securities	17,003	662	3.90	10,931	532	4.86	15,924	774	4.86
Other marketable securities[B]	220,499	4,603	2.09	124,648	4,258	3.42	159,897	6,742	4.22
Non-marketable securities	74,501	4,923	6.61	66,666	2,781	4.17	68,299	3,246	4.75
Total investment securities	4,440,473	185,244	4.17	3,594,848	180,512	5.02	2,476,102	140,719	5.68
Federal funds sold and securities purchased under agreements to resell	63,232	831	1.31	84,278	1,486	1.76	541,930	22,386	4.13
Total interest earning assets	12,513,164	620,417	4.96	11,440,868	655,040	5.73	10,827,963	754,712	6.97
Less allowance for loan losses	(132,057)			(129,960)			(129,978)		
Unrealized gain (loss) on investment securities	143,309			114,908			56,296		
Cash and due from banks	513,733			511,798			532,715		
Land, buildings and equipment – net	336,665			329,553			286,166		
Other assets	167,944			146,671			162,661		
Total assets	$13,542,758			$12,413,838			$11,735,823		
LIABILITIES AND EQUITY									
Interest bearing deposits:									
Savings	$ 380,323	1,351	.36	$ 353,779	2,146	.61	$ 323,462	3,345	1.03
Interest checking and money market	6,015,827	27,391	.46	5,762,465	43,101	.75	5,253,024	97,746	1.86
Time open & C.D.'s of less than $100,000	1,838,137	48,440	2.64	2,046,041	70,367	3.44	2,259,161	121,851	5.39
Time open & C.D.'s of $100,000 and over	699,241	14,278	2.04	651,336	18,252	2.80	530,874	27,699	5.22
Total interest bearing deposits	8,933,528	91,460	1.02	8,813,621	133,866	1.52	8,366,521	250,641	3.00
Borrowings:									
Federal funds purchased and securities sold under agreements to repurchase	1,552,439	15,306	.99	776,231	9,917	1.28	607,187	19,345	3.19
Long-term debt and other borrowings[C]	392,798	8,252	2.10	367,317	9,299	2.53	296,041	13,775	4.65
Total borrowings	1,945,237	23,558	1.21	1,143,548	19,216	1.68	903,228	33,120	3.67
Total interest bearing liabilities	10,878,765	115,018	1.06%	9,957,169	153,082	1.54%	9,269,749	283,761	3.06%
Non-interest bearing demand deposits	1,083,207			974,941			1,101,174		
Other liabilities	133,813			120,143			137,832		
Stockholders' equity	1,446,973			1,361,585			1,227,068		
Total liabilities and equity	$13,542,758			$12,413,838			$11,735,823		
Net interest margin (T/E)		$505,399			$501,958			$470,951	
Net yield on interest earning assets			4.04%			4.39%			4.35%
Percentage increase (decrease) in net interest margin (T/E) compared to the prior year			.69%			6.58%			(2.80)%

(A) *Loans on non-accrual status are included in the computation of average balances. Included in interest income above are loan fees and late charges, net of amortization of deferred loan origination costs, which are immaterial. Credit card income from merchant discounts and net interchange fees are not included in loan income.*

(B) *Interest income and yields are presented on a fully-taxable equivalent basis using the Federal statutory income tax rate. Business loan interest income includes tax free loan income of $2,466,000 in 2003, $3,355,000 in 2002, $3,937,000 in 2001, $3,587,000 in 2000 and $3,579,000 in 1999, including tax equivalent adjustments of $847,000 in 2003, $1,142,000 in 2002, $1,266,000 in 2001, $1,118,000 in 2000 and $1,153,000 in 1999. State and municipal interest income includes tax equivalent adjustments of*

Years Ended December 31									
2000			1999			1998			
Average Balance	Interest Income/ Expense	Average Rates Earned/ Paid	Average Balance	Interest Income/ Expense	Average Rates Earned/ Paid	Average Balance	Interest Income/ Expense	Average Rates Earned/ Paid	Average Balance Five Year Compound Growth Rate
$ 2,628,201	$215,199	8.19%	$ 2,424,416	$177,298	7.31%	$ 2,211,936	$171,290	7.74%	(.58)%
382,106	33,364	8.73	352,767	27,612	7.83	257,920	21,123	8.19	9.39
1,267,872	104,757	8.26	1,075,335	85,661	7.97	955,057	79,850	8.36	13.91
1,417,548	105,229	7.42	1,337,578	97,051	7.26	1,256,118	94,399	7.52	.76
1,608,795	136,165	8.46	1,525,662	123,076	8.07	1,402,676	119,894	8.55	5.04
497,519	70,256	14.12	501,109	65,193	13.01	513,124	68,776	13.40	.54
7,802,041	664,970	8.52	7,216,867	575,891	7.98	6,596,831	555,332	8.42	3.96
913,285	56,486	6.18	1,263,601	75,865	6.00	1,418,501	87,349	6.16	1.70
72,209	5,641	7.81	91,390	7,273	7.96	98,664	7,909	8.02	(3.94)
1,034,172	64,336	6.22	1,162,167	71,805	6.18	880,617	55,555	6.31	23.25
11,000	765	6.95	13,163	845	6.42	11,302	554	4.90	8.51
86,133	5,895	6.84	116,431	6,993	6.01	142,125	8,325	5.86	9.18
68,013	3,786	5.57	51,976	2,901	5.58	52,994	3,664	6.91	7.05
2,184,812	136,909	6.27	2,698,728	165,682	6.14	2,604,203	163,356	6.27	11.26
227,623	14,517	6.38	287,305	14,297	4.98	292,863	15,781	5.39	(26.40)
10,214,476	816,396	7.99	10,202,900	755,870	7.41	9,493,897	734,469	7.74	5.68
(125,887)			(119,567)			(110,904)			3.55
(3,146)			41,438			65,420			NM
533,028			590,367			608,981			(3.34)
244,877			228,236			218,201			9.06
162,709			169,748			204,205			(3.83)
$11,026,057			$11,113,122			$10,479,800			5.26
$ 316,532	5,484	1.73	$ 336,845	5,765	1.71	$ 317,833	7,354	2.31	3.66
4,896,337	144,398	2.95	5,073,867	126,014	2.48	4,377,794	134,773	3.08	6.56
2,068,653	112,182	5.42	2,182,804	109,857	5.03	2,197,549	118,581	5.40	(3.51)
328,652	18,275	5.56	293,926	14,572	4.96	252,628	13,713	5.43	22.58
7,610,174	280,339	3.68	7,887,442	256,208	3.25	7,145,804	274,421	3.84	4.57
777,782	44,936	5.78	621,160	27,827	4.48	533,862	25,827	4.84	23.80
104,958	6,613	6.30	26,627	884	3.32	12,953	494	3.82	97.86
882,740	51,549	5.84	647,787	28,711	4.43	546,815	26,321	4.81	28.89
8,492,914	331,888	3.91%	8,535,229	284,919	3.34%	7,692,619	300,742	3.91%	7.18
1,331,220			1,372,100			1,622,429			(7.76)
98,208			124,566			134,379			(.08)
1,103,715			1,081,227			1,030,373			7.03
$11,026,057			$11,113,122			$10,479,800			5.26%
	$484,508			$470,951			$433,727		
		4.74%			4.62%			4.57%	
		2.88%			8.58%			7.54%	

$1,301,000 in 2003, $999,000 in 2002, $1,325,000 in 2001, $1,753,000 in 2000 and $2,375,000 in 1999. Interest income on other marketable securities includes tax equivalent adjustments of $859,000 in 2003, $346,000 in 2002, $332,000 in 2001, $424,000 in 2000 and $551,000 in 1999.

(C) *Interest expense of $494,000, $747,000, $433,000 and $312,000 which was capitalized on construction projects in 2002, 2001, 2000 and 1999, respectively, is not deducted from the interest expense shown above.*

QUARTERLY AVERAGE BALANCE SHEETS – AVERAGE RATES AND YIELDS

(Dollars in millions)	Fourth Quarter Average Balance	Fourth Quarter Average Rates Earned/ Paid	Third Quarter Average Balance	Third Quarter Average Rates Earned/ Paid	Second Quarter Average Balance	Second Quarter Average Rates Earned/ Paid	First Quarter Average Balance	First Quarter Average Rates Earned/ Paid
	Year Ended December 31, 2003							
ASSETS								
Loans:								
Business[(A)]	$ 2,008	4.13%	$ 2,073	4.14%	$ 2,245	4.21%	$ 2,274	4.27%
Real estate – construction	410	4.11	399	4.18	404	4.36	403	4.51
Real estate – business	1,870	4.87	1,852	5.05	1,832	5.17	1,771	5.40
Real estate – personal	1,336	5.28	1,313	5.42	1,294	5.75	1,275	6.13
Personal banking	1,853	5.52	1,837	5.60	1,758	5.91	1,722	6.11
Credit card	538	10.49	533	10.65	518	10.49	518	10.96
Total loans	8,015	5.24	8,007	5.33	8,051	5.46	7,963	5.66
Investment securities:								
U.S. government & federal agency	1,674	4.23	1,554	3.55	1,555	5.42	1,386	4.24
State & municipal obligations[(A)]	77	4.95	80	5.23	82	5.15	84	5.18
Mortgage and asset-backed securities	2,719	3.97	2,535	3.64	2,442	4.30	2,317	4.73
Trading securities	9	4.49	11	3.61	20	4.18	29	3.60
Other marketable securities[(A)]	224	1.79	232	2.53	226	1.85	200	2.17
Non-marketable securities	78	4.92	78	10.22	72	5.46	70	5.60
Total investment securities	4,781	3.99	4,490	3.69	4,397	4.60	4,086	4.46
Federal funds sold and securities purchased under agreements to resell	86	1.23	65	1.28	60	1.39	42	1.42
Total interest earning assets	12,882	4.75	12,562	4.72	12,508	5.14	12,091	5.24
Less allowance for loan losses	(132)		(132)		(132)		(131)	
Unrealized gain on investment securities	112		140		156		165	
Cash and due from banks	522		524		503		506	
Land, buildings and equipment – net	335		336		337		339	
Other assets	166		161		178		166	
Total assets	$13,885		$13,591		$13,550		$13,136	
LIABILITIES AND EQUITY								
Interest bearing deposits:								
Savings	$ 388	.31	$ 386	.31	$ 384	.40	$ 362	.40
Interest checking and money market	6,135	.39	6,076	.39	5,970	.52	5,879	.53
Time open & C.D.'s under $100,000	1,756	2.38	1,806	2.49	1,872	2.72	1,921	2.93
Time open & C.D.'s $100,000 & over	634	1.92	652	2.05	779	2.01	734	2.18
Total interest bearing deposits	8,913	.88	8,920	.93	9,005	1.10	8,896	1.18
Borrowings:								
Federal funds purchased and securities sold under agreements to repurchase	1,815	.91	1,558	.89	1,527	1.10	1,304	1.08
Long-term debt and other borrowings	410	2.07	410	1.96	388	2.14	363	2.25
Total borrowings	2,225	1.12	1,968	1.11	1,915	1.31	1,667	1.33
Total interest bearing liabilities	11,138	.93%	10,888	.97%	10,920	1.14%	10,563	1.20%
Non-interest bearing demand deposits	1,184		1,113		1,039		995	
Other liabilities	117		133		146		138	
Stockholders' equity	1,446		1,457		1,445		1,440	
Total liabilities and equity	$13,885		$13,591		$13,550		$13,136	
Net interest margin (T/E)	$ 128		$ 123		$ 129		$ 125	
Net yield on interest earning assets		3.95%		3.89%		4.15%		4.19%

(A) Includes tax equivalent calculations.

(Dollars in millions)	Year Ended December 31, 2002							
	Fourth Quarter		Third Quarter		Second Quarter		First Quarter	
	Average Balance	Average Rates Earned/ Paid	Average Balance	Average Rates Earned/ Paid	Average Balance	Average Rates Earned/ Paid	Average Balance	Average Rates Earned/ Paid
ASSETS								
Loans:								
Business[(A)]	$ 2,454	4.37%	$ 2,404	4.84%	$ 2,433	4.77%	$ 2,382	4.93%
Real estate – construction	492	4.82	487	5.00	478	5.09	440	5.27
Real estate – business	1,528	5.75	1,477	5.97	1,453	6.07	1,474	6.13
Real estate – personal	1,237	6.26	1,228	6.52	1,248	6.72	1,276	6.92
Personal banking	1,738	6.35	1,694	6.52	1,594	6.95	1,558	7.15
Credit card	508	10.75	494	10.94	480	10.47	487	11.02
Total loans	7,957	5.80	7,784	6.08	7,686	6.16	7,617	6.36
Investment securities:								
U.S. government & federal agency	1,330	4.72	1,338	4.30	1,130	5.17	1,130	4.39
State & municipal obligations[(A)]	48	6.53	37	7.65	39	7.99	40	8.02
Mortgage and asset-backed securities	2,136	5.10	2,126	5.21	2,070	5.43	2,142	5.55
Trading securities	12	4.34	11	4.89	13	5.28	8	4.93
Other marketable securities[(A)]	102	4.01	74	4.60	123	3.19	201	2.80
Non-marketable securities	69	4.20	66	4.44	66	3.84	66	4.20
Total investment securities	3,697	4.93	3,652	4.87	3,441	5.26	3,587	5.03
Federal funds sold and securities purchased under agreements to resell	78	1.52	45	2.05	90	1.84	124	1.76
Total interest earning assets	11,732	5.50	11,481	5.68	11,217	5.85	11,328	5.89
Less allowance for loan losses	(131)		(130)		(129)		(130)	
Unrealized gain on investment securities	155		146		81		77	
Cash and due from banks	517		510		511		509	
Land, buildings and equipment – net	336		334		329		319	
Other assets	148		149		140		150	
Total assets	$12,757		$12,490		$12,149		$12,253	
LIABILITIES AND EQUITY								
Interest bearing deposits:								
Savings	$ 354	.50	$ 359	.64	$ 362	.64	$ 340	.64
Interest checking and money market	5,846	.61	5,740	.77	5,758	.80	5,705	.81
Time open & C.D.'s under $100,000	1,967	3.07	1,999	3.18	2,074	3.46	2,146	4.02
Time open & C.D.'s $100,000 & over	620	2.58	666	2.65	686	2.77	633	3.21
Total interest bearing deposits	8,787	1.30	8,764	1.46	8,880	1.57	8,824	1.76
Borrowings:								
Federal funds purchased and securities sold under agreements to repurchase	1,052	1.21	843	1.38	513	1.22	692	1.29
Long-term debt and other borrowings	361	2.23	356	2.29	361	2.63	392	2.94
Total borrowings	1,413	1.47	1,199	1.65	874	1.80	1,084	1.89
Total interest bearing liabilities	10,200	1.32%	9,963	1.48%	9,754	1.59%	9,908	1.77%
Non-interest bearing demand deposits	1,014		997		958		929	
Other liabilities	137		137		95		111	
Stockholders' equity	1,406		1,393		1,342		1,305	
Total liabilities and equity	$12,757		$12,490		$12,149		$12,253	
Net interest margin (T/E)	$ 129		$ 127		$ 125		$ 121	
Net yield on interest earning assets		4.35%		4.40%		4.47%		4.34%

(A) Includes tax equivalent calculations.

SUMMARY OF QUARTERLY STATEMENTS OF INCOME

Year Ended December 31, 2003 *(In thousands, except per share data)*	For the Quarter Ended 12/31/03	9/30/03	6/30/03	3/31/03
Interest income	$153,649	$148,529	$159,648	$155,584
Interest expense	(26,142)	(26,541)	(30,961)	(31,374)
Net interest income	127,507	121,988	128,687	124,210
Non-interest income	76,420	76,940	73,701	74,606
Salaries and employee benefits	(64,964)	(65,036)	(66,006)	(68,593)
Other expense	(51,801)	(51,394)	(52,209)	(52,141)
Provision for loan losses	(11,002)	(9,655)	(9,999)	(10,020)
Income before income taxes	76,160	72,843	74,174	68,062
Income taxes	(22,299)	(17,895)	(23,687)	(20,834)
Net income	$ 53,861	$ 54,948	$ 50,487	$ 47,228
Net income per share – basic*	$ .79	$ .79	$ .73	$ .67
Net income per share – diluted*	$ .78	$ .79	$ .72	$ .66
Weighted average shares – basic*	68,318	69,027	69,461	70,206
Weighted average shares – diluted*	69,385	69,936	70,194	70,952

Year Ended December 31, 2002 *(In thousands, except per share data)*	For the Quarter Ended 12/31/02	9/30/02	6/30/02	3/31/02
Interest income	$161,907	$163,760	$163,050	$163,836
Interest expense	(33,977)	(36,979)	(38,484)	(43,148)
Net interest income	127,930	126,781	124,566	120,688
Non-interest income	72,500	69,547	69,427	69,098
Salaries and employee benefits	(63,614)	(64,214)	(62,073)	(65,927)
Other expense	(52,435)	(47,806)	(51,719)	(50,412)
Provision for loan losses	(10,848)	(9,193)	(6,668)	(7,399)
Income before income taxes	73,533	75,115	73,533	66,048
Income taxes	(22,634)	(24,698)	(24,021)	(20,566)
Net income	$ 50,899	$ 50,417	$ 49,512	$ 45,482
Net income per share – basic*	$ .72	$ .70	$ .69	$ .63
Net income per share – diluted*	$ .71	$ .70	$ .68	$ .62
Weighted average shares – basic*	70,598	71,421	72,222	72,235
Weighted average shares – diluted*	71,409	72,266	73,229	73,184

Year Ended December 31, 2001 *(In thousands, except per share data)*	For the Quarter Ended 12/31/01	9/30/01	6/30/01	3/31/01
Interest income	$172,605	$184,826	$192,895	$201,463
Interest expense	(55,155)	(68,527)	(75,058)	(84,274)
Net interest income	117,450	116,299	117,837	117,189
Non-interest income	70,215	68,997	69,031	66,756
Salaries and employee benefits	(60,957)	(60,331)	(59,687)	(60,265)
Other expense	(49,555)	(50,404)	(51,490)	(50,408)
Provision for loan losses	(10,584)	(8,317)	(7,992)	(9,530)
Income before income taxes	66,569	66,244	67,699	63,742
Income taxes	(20,350)	(21,302)	(22,493)	(21,397)
Net income	$ 46,219	$ 44,942	$ 45,206	$ 42,345
Net income per share – basic*	$ .64	$ .62	$ .62	$ .58
Net income per share – diluted*	$ .63	$ .61	$ .61	$ .58
Weighted average shares – basic*	72,323	72,694	72,989	72,783
Weighted average shares – diluted*	73,157	73,567	73,757	73,787

** Restated for the 5% stock dividend distributed in 2003.*

Item 7a. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The information required by this item is set forth on pages 32 through 34 of Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations.

Item 8. CONSOLIDATED FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Statement of Management's Responsibility

The management of Commerce Bancshares, Inc. is responsible for the preparation, integrity, and fair presentation of its published consolidated financial statements. The consolidated financial statements have been prepared by the Company in accordance with accounting principles generally accepted in the United States of America and, in the judgment of management, present fairly the Company's financial position and results of operations. The financial information contained elsewhere in this report is consistent with that in the consolidated financial statements. The financial statements and other financial information in this report include amounts that are based on management's best estimates and judgments giving due consideration to materiality.

The Internal Audit department of the Company reviews, evaluates, monitors and makes recommendations on both administrative and accounting control, which acts as an integral, but independent, part of the system of internal controls.

Through their audit the independent public accountants, KPMG LLP, appointed by the Board of Directors, upon the recommendation of the Audit Committee, provide an independent review of internal accounting controls and financial reporting. The independent public accountants have conducted such tests and related procedures as they have deemed necessary to form an opinion on the fairness of the presentation of the financial statements.

The Audit Committee of the Board of Directors, composed solely of directors who are not officers or employees of the Company, meets periodically with the management, internal auditors and independent public accountants to ensure that each is discharging its responsibilities. Both the internal auditors and the independent public accountants have free access to the Audit Committee without management present. The Committee maintains a formal charter outlining its various responsibilities including oversight of accounting policies, internal accounting controls, and financial statements prepared for public distribution.

The Company maintains a system of internal accounting controls to provide reasonable assurance that assets are safe-guarded and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America. Management recognizes that even a highly effective internal control system has inherent risks, including the possibility of human error and the circumvention or overriding of controls, and that the effectiveness of an internal control system can change with circumstances. However, management believes that the internal control system provides reasonable assurance that errors or irregularities that could be material to the consolidated financial statements are prevented or would be detected on a timely basis and corrected through the normal course of business. As of December 31, 2003, management believes that the internal controls are in place and operating effectively.

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Commerce Bancshares, Inc.:

We have audited the accompanying consolidated balance sheets of Commerce Bancshares, Inc. and Subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Commerce Bancshares, Inc. and Subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 6 to the consolidated financial statements, the Company changed its method of accounting for goodwill in 2002.

KPMG LLP

February 20, 2004
Kansas City, Missouri

CONSOLIDATED BALANCE SHEETS

	December 31	
	2003	2002
	(In thousands)	
ASSETS		
Loans, net of unearned income	$ 8,142,679	$ 7,875,944
Allowance for loan losses	(135,221)	(130,618)
Net loans	8,007,458	7,745,326
Investment securities:		
Available for sale	4,956,668	4,201,477
Trading	9,356	11,635
Non-marketable	73,170	62,136
Total investment securities	5,039,194	4,275,248
Federal funds sold and securities purchased under agreements to resell	108,120	16,945
Cash and due from banks	567,123	710,406
Land, buildings and equipment – net	336,366	335,230
Goodwill	48,522	43,224
Other intangible assets – net	2,184	3,967
Other assets	178,197	178,069
Total assets	$14,287,164	$13,308,415
LIABILITIES AND STOCKHOLDERS' EQUITY		
Deposits:		
Non-interest bearing demand	$ 1,716,214	$ 1,478,880
Savings, interest checking and money market	6,080,543	5,878,230
Time open and C.D.'s of less than $100,000	1,730,237	1,952,850
Time open and C.D.'s of $100,000 and over	679,214	603,351
Total deposits	10,206,208	9,913,311
Federal funds purchased and securities sold under agreements to repurchase	2,108,920	1,459,868
Long-term debt and other borrowings	400,977	338,457
Other liabilities	120,105	174,327
Total liabilities	12,836,210	11,885,963
Stockholders' equity:		
Preferred stock, $1 par value Authorized and unissued 2,000,000 shares	—	—
Common stock, $5 par value Authorized 100,000,000 shares; issued 68,636,548 shares in 2003 and 67,238,437 shares in 2002	343,183	336,192
Capital surplus	359,300	290,041
Retained earnings	707,136	707,433
Treasury stock of 668,539 shares in 2003 and 136,236 shares in 2002, at cost	(29,573)	(5,507)
Other	(1,963)	(1,800)
Accumulated other comprehensive income	72,871	96,093
Total stockholders' equity	1,450,954	1,422,452
Total liabilities and stockholders' equity	$14,287,164	$13,308,415

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except per share data)	For the Years Ended December 31 2003	2002	2001
INTEREST INCOME			
Interest and fees on loans	$433,495	$471,900	$590,341
Interest on investment securities	183,084	179,167	139,062
Interest on federal funds sold and securities purchased under agreements to resell	831	1,486	22,386
Total interest income	617,410	652,553	751,789
INTEREST EXPENSE			
Interest on deposits:			
Savings, interest checking and money market	28,742	45,247	101,091
Time open and C.D.'s of less than $100,000	48,440	70,367	121,851
Time open and C.D.'s of $100,000 and over	14,278	18,252	27,699
Interest on federal funds purchased and securities sold under agreements to repurchase	15,306	9,917	19,345
Interest on long-term debt and other borrowings	8,252	8,805	13,028
Total interest expense	115,018	152,588	283,014
Net interest income	502,392	499,965	468,775
Provision for loan losses	40,676	34,108	36,423
Net interest income after provision for loan losses	461,716	465,857	432,352
NON-INTEREST INCOME			
Trust fees	60,921	60,682	62,753
Deposit account charges and other fees	102,591	91,303	84,486
Bank card transaction fees	62,222	57,850	54,583
Trading account profits and commissions	14,740	15,954	15,332
Consumer brokerage services	9,095	9,744	9,206
Mortgage banking revenue	4,007	4,277	6,195
Net gains on securities transactions	4,560	2,835	3,140
Other	43,531	37,927	39,304
Total non-interest income	301,667	280,572	274,999
NON-INTEREST EXPENSE			
Salaries and employee benefits	264,599	255,828	241,240
Net occupancy	38,736	34,635	32,027
Equipment	24,104	22,865	21,991
Supplies and communication	33,474	32,929	33,778
Data processing and software	40,567	44,963	47,178
Marketing	14,397	15,001	12,914
Goodwill amortization	—	—	4,665
Other intangible assets amortization	1,794	2,323	3,040
Other	54,473	49,656	46,264
Total non-interest expense	472,144	458,200	443,097
Income before income taxes	291,239	288,229	264,254
Less income taxes	84,715	91,919	85,542
Net income	$206,524	$196,310	$178,712
Net income per share – basic	$ 2.98	$ 2.74	$ 2.46
Net income per share – diluted	$ 2.95	$ 2.71	$ 2.43

See accompanying notes to consolidated financial statements.

Commerce Bancshares, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)	For the Years Ended December 31 2003	2002	2001
OPERATING ACTIVITIES			
Net income	$ 206,524	$ 196,310	$ 178,712
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for loan losses	40,676	34,108	36,423
Provision for depreciation and amortization	41,378	35,310	37,879
Amortization of investment security premiums, net	29,646	18,913	5,427
Provision (benefit) for deferred income taxes	(11,626)	10,911	(9,346)
Net gains on securities transactions	(4,560)	(2,835)	(3,140)
Net (increase) decrease in trading securities	(633)	1,985	7,471
Stock based compensation	6,092	5,965	5,790
Decrease in interest receivable	392	868	7,494
Decrease in interest payable	(8,837)	(11,559)	(13,250)
Increase (decrease) in income taxes payable	6,993	(7,331)	3,079
Other changes, net	(36,347)	(19,976)	15,801
Net cash provided by operating activities	269,698	262,669	272,340
INVESTING ACTIVITIES			
Net cash received in acquisitions	5,199	—	15,035
Cash paid in sales of branches	—	(20,252)	(4,282)
Proceeds from sales of available for sale securities	243,456	299,626	341,580
Proceeds from maturities of available for sale securities	1,683,626	1,408,251	1,507,647
Purchases of available for sale securities	(2,755,260)	(2,179,276)	(3,542,577)
Net (increase) decrease in federal funds sold and securities purchased under agreements to resell	(91,175)	358,115	(119,600)
Net (increase) decrease in loans	(261,408)	(277,988)	429,024
Purchases of land, buildings and equipment	(36,111)	(54,035)	(78,598)
Sales of land, buildings and equipment	3,373	3,644	2,697
Net cash used in investing activities	(1,208,300)	(461,915)	(1,449,074)
FINANCING ACTIVITIES			
Net increase in non-interest bearing demand, savings, interest checking and money market deposits	447,080	102,783	604,373
Net increase (decrease) in time open and C.D.'s	(146,750)	(218,730)	183,641
Net increase in federal funds purchased and securities sold under agreements to repurchase	649,052	372,466	539,492
Repayment of long-term borrowings	(285,186)	(103,937)	(100,897)
Additional long-term borrowings	225,248	50,000	250,000
Net increase in short-term borrowings	74,183	—	—
Purchases of treasury stock	(125,724)	(83,879)	(58,685)
Issuance under stock purchase, option and benefit plans	8,682	8,916	6,558
Cash dividends paid on common stock	(51,266)	(42,185)	(40,254)
Net cash provided by financing activities	795,319	85,434	1,384,228
Increase (decrease) in cash and cash equivalents	(143,283)	(113,812)	207,494
Cash and cash equivalents at beginning of year	710,406	824,218	616,724
Cash and cash equivalents at end of year	$ 567,123	$ 710,406	$ 824,218

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(In thousands, except per share data)	Common Stock	Capital Surplus	Retained Earnings	Treasury Stock	Other	Accumulated Other Comprehensive Income(Loss)	Total
Balance, December 31, 2000	$313,279	$166,466	$ 655,443	$ (2,895)	$(1,179)	$15,967	$1,147,081
Net income			178,712				178,712
Other comprehensive income, net of tax						21,373	21,373
Total comprehensive income							200,085
Purchase of treasury stock				(58,685)			(58,685)
Cash dividends paid ($.553 per share)			(40,254)				(40,254)
Net tax benefit related to stock option plans		1,652					1,652
Stock based compensation		5,107			683		5,790
Issuance under stock purchase, option and award plans, net	123	(7,819)		15,507	(1,253)		6,558
Pooling acquisition	4,384	5,414	5,198			83	15,079
5% stock dividend, net	10,092	66,708	(117,835)	40,886			(149)
Balance, December 31, 2001	327,878	237,528	681,264	(5,187)	(1,749)	37,423	1,277,157
Net income			196,310				196,310
Other comprehensive income, net of tax						58,670	58,670
Total comprehensive income							254,980
Purchase of treasury stock				(83,879)			(83,879)
Cash dividends paid ($.590 per share)			(42,185)				(42,185)
Net tax benefit related to stock option plans		1,668					1,668
Stock based compensation		5,273			692		5,965
Issuance under stock purchase, option and award plans, net	341	(7,161)		16,479	(743)		8,916
5% stock dividend, net	7,973	52,733	(127,956)	67,080			(170)
Balance, December 31, 2002	336,192	290,041	707,433	(5,507)	(1,800)	96,093	1,422,452
Net income			206,524				206,524
Other comprehensive income, net of tax						(23,222)	(23,222)
Total comprehensive income							183,302
Purchase of treasury stock				(125,724)			(125,724)
Cash dividends paid ($.743 per share)			(51,266)				(51,266)
Net tax benefit related to stock option plans		1,524					1,524
Stock based compensation		5,371			721		6,092
Issuance under stock purchase, option and award plans, net		(8,822)		18,388	(884)		8,682
Purchase acquisition	748	5,252					6,000
5% stock dividend, net	6,243	65,934	(155,555)	83,270			(108)
Balance, December 31, 2003	$343,183	$359,300	$ 707,136	$(29,573)	$(1,963)	$72,871	$1,450,954

See accompanying notes to consolidated financial statements.

1. Summary of Significant Accounting Policies

Nature of Operations

Commerce Bancshares, Inc. (the Company) conducts its principal activities through its banking and non-banking subsidiaries from approximately 330 locations throughout Missouri, Illinois and Kansas. Principal activities include retail and commercial banking, investment management, securities brokerage, mortgage banking, credit related insurance, venture capital and real estate activities.

Basis of Presentation

The Company follows accounting principles generally accepted in the United States of America (GAAP) and reporting practices applicable to the banking industry. The preparation of financial statements under GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and notes. While the consolidated financial statements reflect management's best estimates and judgment, actual results could differ from those estimates. The consolidated financial statements include the accounts of the Company and its substantially wholly-owned subsidiaries (after elimination of all material intercompany balances and transactions). Certain amounts for prior years have been reclassified to conform to the current year presentation.

Intangible Assets

The Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets", on January 1, 2002. This Statement established new accounting and reporting for acquired goodwill and other intangible assets. Under Statement No. 142, goodwill and intangible assets that have indefinite useful lives are not amortized, but are tested at least annually for impairment. Intangible assets that have finite useful lives, such as core deposit intangibles, continue to be amortized over their useful lives. Prior to the adoption of Statement No. 142, goodwill had been amortized using the straight-line method over periods of 15-25 years, as reflected in the accompanying 2001 consolidated income statement. Core deposit intangibles are amortized over a maximum of 10 years using accelerated methods for all periods presented.

When facts and circumstances indicate potential impairment of amortizable intangible assets, the Company evaluates the recoverability of the asset carrying value, using estimates of undiscounted future cash flows over the remaining asset life. Any impairment loss is measured by the excess of carrying value over fair value. Goodwill impairment tests are performed on an annual basis or when events or circumstances dictate. In these tests, the fair values of each reporting unit, or segment, is compared to the carrying amount of that reporting unit in order to determine if impairment is indicated. If so, the implied fair value of the reporting unit's goodwill is compared to its carrying amount and the impairment loss is measured by the excess of the carrying value over fair value.

Cash and Cash Equivalents

In the accompanying consolidated statements of cash flows, cash and cash equivalents include only "Cash and due from banks" as segregated in the accompanying consolidated balance sheets.

Loans and Related Earnings

Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal balances, net of undisbursed loan proceeds, the allowance for loan losses, and any deferred fees or costs on originated loans. Origination fees received on loans in excess of amounts representing the estimated costs of origination are deferred and credited to interest income using the interest method or recognized when the loan is sold.

Interest on loans is accrued based upon the principal amount outstanding. Interest income is recognized primarily on the level yield method. Loan and commitment fees, net of costs, are deferred and recognized in income over the term of the loan or commitment as an adjustment of yield.

Residential mortgage loans held for sale are valued at the lower of aggregate cost or fair value. The Company generally has commitments to sell fixed rate residential mortgage loans held for sale in the secondary market. Gains or losses on sales are recognized upon delivery in mortgage banking revenue.

It is the general policy of the Company to stop accruing interest income and recognize interest on a cash basis when any commercial or real estate loan is 90 days or more past due as to principal or interest and/or the ultimate collection of either is in doubt, unless the loan is well-secured and, in management's judgment, considered to be fully collectible. Accrual of interest on consumer installment loans is suspended when any payment of principal or interest is more than 120 days delinquent. Credit card loans and the related accrued interest are charged off when the receivable is more than 180 days past due. When a loan is placed on non-accrual status, any interest previously accrued but not collected is reversed against current income. The Company classifies all non-accrual loans and loans 90 days delinquent and still accruing interest as impaired. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured. Generally, the Company evaluates loans for impairment when a portion of a loan is internally risk rated as substandard or doubtful. Impaired loans are measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or the fair value of the underlying collateral.

Allowance/Provision for Loan Losses

The Company maintains an allowance to absorb probable loan losses inherent in the portfolio. Actual loan losses, net of recoveries, are deducted from the allowance. A provision for loan losses, which is a charge against earnings, is added to the allowance. The provision is based upon management's estimate of the amount required to maintain an adequate allowance for losses, reflective of the risks in the loan portfolio. This estimate is based upon reviews of the portfolio, past loan loss experience, current economic conditions and such other factors, which in management's judgment, deserve current recognition. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available.

Investments in Debt and Equity Securities

Securities classified as available for sale are carried at fair value. Their related unrealized gains and losses, net of tax, are reported in accumulated other comprehensive income, a component of stockholders' equity. Premiums and discounts are amortized to interest income over the estimated lives of the securities. Realized gains and losses, including other-than-temporary declines in value, are calculated using the specific identification method and included in non-interest income.

Non-marketable securities include certain venture capital investments, consisting of both debt and equity, and are accounted for at fair value. Fair value is determined based on observable market values or at estimated fair values, in the absence of readily ascertainable market values. Subsequently, these investments are adjusted to reflect changes in valuation as a result of a public offering or other-than-temporary declines in value. Other non-marketable securities acquired for debt and regulatory purposes are accounted for at cost.

Trading account securities, which are bought and held principally for the purpose of resale in the near term, are carried at fair value. Gains and losses, both realized and unrealized, are recorded in non-interest income.

Operating, Direct Financing and Sales Type Leases

The net investment in direct financing and sales type leases is included in loans on the Company's consolidated balance sheet, and consists of the present value of the future minimum lease payments plus the present value of the estimated residual. Revenue consists of interest earned on the present value of the lease payments and residual, and is recognized over the lease term as a constant percentage return on the net investment. The net investment in operating leases is included in other assets on the Company's consolidated balance sheet. It is carried at cost, less the amount depreciated to date. Depreciation is recognized, on the straight-line basis, over the lease term to the Company's estimate of the equipment's residual value at lease termination. Operating lease revenue consists of the contractual lease payments and is recognized over the lease term. Residual value, representing the estimated value of the equipment upon termination of the lease, is recorded at the inception of each lease based on an amount estimated by management utilizing contract terms, past customer experience, and general market data. It is reviewed, and adjusted if necessary, on an annual basis.

Land, Buildings and Equipment

Land is stated at cost, and buildings and equipment are stated at cost less accumulated depreciation. Depreciation is computed using straight-line and accelerated methods. The Company currently assigns depreciable lives of 30 years for buildings, 10 years for improvements, and 3 to 8 years for equipment. Maintenance and repairs are charged to expense as incurred.

Foreclosed Assets

Foreclosed assets consist of property that has been formally repossessed. Collateral obtained through foreclosure is comprised of commercial and residential real estate and other non-real estate property, including automobiles. The assets are initially recorded at the lower of cost or fair value less estimated selling costs at the time of foreclosure, with any valuation adjustments charged to the allowance for loan losses. Subsequent operating results, including unrealized losses and realized gains and losses on sale, are recorded in other non-interest expense.

Income Taxes

Amounts provided for income tax expense are based on income reported for financial statement purposes and do not necessarily represent amounts currently payable under tax laws. Deferred income taxes are provided on temporary differences between the financial reporting bases and income tax bases of the Company's assets and liabilities. Deferred tax assets and liabilities are measured using the tax rates and laws that are expected to be in effect when the differences are anticipated to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as income or expense in the period that includes the change.

The Company and its eligible subsidiaries file consolidated income tax returns. Accordingly, amounts equal to tax benefits of those subsidiaries having taxable losses or credits are reimbursed by other subsidiaries that incur tax liabilities. A valuation allowance is recorded when necessary to reduce deferred tax assets to amounts which are deemed more likely than not to be realized.

Derivatives

The Company is exposed to market risk, including changes in interest rates and currency exchange rates. To manage the volatility relating to these exposures, the Company's risk management policies permit its use of derivative products. The Company manages potential credit exposure through established credit approvals, risk control limits and other monitoring procedures. The Company uses derivatives on a limited basis mainly to stabilize interest rate margins and hedge against interest rate movements, or to facilitate customers' foreign exchange requirements. The Company more often manages normal asset and liability positions by altering the products it offers and by selling portions of specific loan or investment portfolios as necessary.

The Company adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities", and its amendments on January 1, 2001. The Statement required that all derivative financial instruments be recorded on the balance sheet at fair value, with the adjustment to fair value recorded in current earnings. Derivatives that qualify under the Statement in a hedging relationship are designated, based on the exposure being hedged, as fair value or cash flow hedges. Under the fair value hedging model, gains or losses attributable to the change in fair value of the derivative, as well as gains and losses attributable to the change in fair value of the hedged item, are recognized in current earnings. Under the cash flow hedging model, the effective portion of the gain or loss related to the derivative is recognized as a component of other comprehensive income. The ineffective portion is recognized in current earnings.

Upon the Company's adoption of Statement No. 133, it recorded a transition adjustment that increased 2001 net income by $9,000. Because of its immateriality, the adjustment was not presented separately in the income statement as a cumulative effect of a change in accounting principle. The Company's derivative usage is discussed further in Note 17 on Derivative Instruments.

Employee Stock Options and Awards

At December 31, 2003, the Company had several stock-based employee compensation plans, which are described more fully in Note 11, Stock Option Plans, Restricted Stock Awards and Directors Stock Purchase Plan. Prior to 2003, the Company accounted for those plans under the recognition and measurement provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", and related Interpretations. Effective January 1, 2003, the Company adopted the fair value recognition provisions of Statement No. 123, "Accounting for Stock-Based Compensation" for all of its stock-based employee compensation plans. All prior periods presented have been restated to reflect the compensation cost that would have been recognized had the recognition provisions of Statement No. 123 been applied to all awards granted to employees after January 1, 1995.

Restricted stock awards are recorded as unearned compensation (included in stockholders' equity) and are amortized to expense on a straight-line basis over the vesting period.

Treasury Stock

Purchases of the Company's common stock are recorded at cost. Upon reissuance, treasury stock is reduced based upon the average cost basis of shares held.

Income per Share

Basic income per share is computed using the weighted average number of common shares outstanding during each year. Diluted income per share includes the effect of all dilutive potential common shares (primarily stock options) outstanding during each year. All per share data has been restated to reflect the 5% stock dividend distributed in December 2003.

2. Acquisitions

Effective January 1, 2003, the Company acquired 100% of the outstanding stock of The Vaughn Group, Inc. (Vaughn), a direct equipment lessor based in Cincinnati, Ohio. At acquisition, Vaughn had a lease portfolio which included direct financing leases, sale type leases, and operating leases. The largest component was direct financing leases of $38.7 million, mainly of data processing hardware. In addition, Vaughn serviced approximately $350 million of lease agreements for other institutions involving capital equipment, ranging from production machinery to transportation equipment. The Company issued stock valued at $6.0 million and paid cash of $2.5 million in the acquisition. The acquisition was accounted for as a purchase. Goodwill of $5.3 million was recognized as a result of the transaction.

Effective March 1, 2001, the Company acquired Breckenridge Bancshares Company and its subsidiary bank, Centennial Bank, in St. Ann, Missouri, with assets of $254 million, loans of $189 million, and deposits of $216 million. The Company issued common stock valued at $34.4 million as consideration in the transaction, which was accounted for as a pooling of interests. Financial statements for periods prior to the consummation of the acquisition have not been restated because such restated amounts do not differ materially from the Company's historical financial statements. The following schedule summarizes pro forma consolidated financial data for 2001 as if the Breckenridge acquisition had been consummated on January 1, 2001.

(In thousands, except per share data)	As reported	Impact of acquisition	Proforma
Net interest income plus non-interest income	$743,774	$ 1,292	$745,066
Net income	178,712	(1,055)	177,657
Net income per share – diluted	2.43	(.02)	2.41

3. Loans and Allowance for Loan Losses

Major classifications of loans at December 31, 2003 and 2002 are as follows:

(In thousands)	2003	2002
Business	$2,081,958	$2,263,644
Real estate – construction	427,083	404,519
Real estate – business	1,875,069	1,736,646
Real estate – personal	1,338,604	1,282,223
Personal banking	1,858,542	1,662,801
Credit card	561,423	526,111
Total loans	$8,142,679	$7,875,944

Loans to directors and executive officers of the Parent and its significant subsidiaries and to their associates are summarized as follows:

(In thousands)	
Balance at January 1, 2003	$54,784
Additions	86,061
Amounts collected	(51,811)
Amounts written off	—
Balance at December 31, 2003	$89,034

Management believes all loans to directors and executive officers have been made in the ordinary course of business with normal credit terms, including interest rate and collateral considerations, and do not represent more than a normal risk of collection. There were no outstanding loans at December 31, 2003 to principal holders of the Company's common stock.

The Company's lending activity is generally centered in Missouri, Illinois, Kansas and other states contiguous to Missouri. The Company maintains a diversified portfolio with limited industry concentrations of credit risk. Loans and loan commitments are extended under the Company's normal credit standards, controls, and monitoring features. Most loan commitments are short and intermediate term in nature. Loan maturities, with the exception of residential mortgages, generally do not exceed five years. Collateral is commonly required and would include such assets as marketable securities and cash equivalent assets, accounts receivable and inventory, equipment, other forms of personal property, and real estate. At December 31, 2003, unfunded loan commitments totaled $5,936,584,000 (which included $2,962,369,000 in unused approved lines of credit related to credit card loan agreements) which could be drawn by customers subject to certain review and terms of agreement. At December 31, 2003, loans of $975,805,000 were pledged at the Federal Home Loan Bank (FHLB) by subsidiary banks as collateral for borrowings and letters of credit obtained to secure public deposits. Additional loans of $293,719,000 were pledged at the Federal Reserve as collateral for discount window borrowings. There were no discount window borrowings at December 31, 2003.

The Company has a net investment in direct financing and sales type leases of $190,665,000 and $182,206,000, at December 31, 2003 and 2002, respectively, which is included in loans on the Company's consolidated balance sheet. A net investment in operating leases, which was acquired with the Vaughn acquisition in 2003 and amounted to $8,665,000 at December 31, 2003, is included in other assets on the Company's consolidated balance sheet.

Residential mortgage loans held for sale amounted to $12,485,000 at December 31, 2003 and $41,078,000 at December 31, 2002. These are comprised of fixed rate loans which are sold to the secondary market, generally within three months.

A summary of the allowance for loan losses is as follows:

	Years Ended December 31		
(In thousands)	2003	2002	2001
Balance, January 1	$130,618	$129,973	$128,445
Additions:			
Provision for loan losses	40,676	34,108	36,423
Allowance of acquired companies	500	—	2,519
Total additions	41,176	34,108	38,942
Deductions:			
Loan losses	53,857	47,885	50,795
Less recoveries	17,284	14,422	13,381
Net loan losses	36,573	33,463	37,414
Balance, December 31	$135,221	$130,618	$129,973

Impaired loans include all non-accrual loans and loans 90 days delinquent and still accruing interest. The net amount of interest income recorded on such loans during their impairment period was not significant. The Company had ceased recognition of interest income on loans with a carrying value of $32,523,000 and $28,065,000 at December 31, 2003 and 2002, respectively. The interest income not recognized on non-accrual loans was $2,311,000, $2,609,000 and $2,437,000 during 2003, 2002 and 2001, respectively. Loans 90 days delinquent and still accruing interest amounted to $20,901,000 and $22,428,000 at December 31, 2003 and 2002, respectively. Average impaired loans were $52,431,000 during 2003, $49,010,000 during 2002 and $46,340,000 during 2001.

The following table presents information on impaired loans at December 31:

(In thousands)	2003	2002
Impaired loans for which an allowance has been provided	$25,822	$22,308
Impaired loans for which no specific allowance has been provided	27,602	28,185
Total impaired loans	$53,424	$50,493
Allowance related to impaired loans	$ 5,603	$ 6,581

4. Investment Securities

A summary of the available for sale investment securities by maturity groupings as of December 31, 2003 follows below. The weighted average yield for each range of maturities was calculated using the yield on each security within that range weighted by the amortized cost of each security at December 31, 2003. Yields on tax exempt securities have not been adjusted for tax exempt status.

(Dollars in thousands)	Amortized Cost	Fair Value	Weighted Average Yield
U.S. government and federal agency obligations:			
Within 1 year	$ 387,472	$ 392,275	4.32%
After 1 but within 5 years	853,998	872,974	3.72
After 5 but within 10 years	492,945	512,432	2.64
After 10 years	51,234	57,045	2.92
Total U.S. government and federal agency obligations	1,785,649	1,834,726	3.53
State and municipal obligations:			
Within 1 year	10,662	10,828	3.61
After 1 but within 5 years	45,475	46,501	3.08
After 5 but within 10 years	14,936	15,349	3.76
After 10 years	1,904	1,915	6.04
Total state and municipal obligations	72,977	74,593	3.39
Mortgage and asset-backed securities	2,767,423	2,800,434	4.10
Other debt securities:			
Within 1 year	43,086	43,086	
After 1 but within 5 years	19,995	20,501	
Total other debt securities	63,081	63,587	
Equity securities	150,003	183,328	
Total available for sale investment securities	$4,839,133	$4,956,668	

The unrealized gains and losses by type are as follows:

(In thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2003				
U.S. government and federal agency obligations	$1,785,649	$ 56,197	$ 7,120	$1,834,726
State and municipal obligations	72,977	1,644	28	74,593
Mortgage and asset-backed securities	2,767,423	40,589	7,578	2,800,434
Other debt securities	63,081	506	—	63,587
Equity securities	150,003	33,325	—	183,328
Total	$4,839,133	$132,261	$14,726	$4,956,668
December 31, 2002				
U.S. government and federal agency obligations	$1,424,525	$ 49,803	$ 2	$1,474,326
State and municipal obligations	77,039	1,684	403	78,320
Mortgage and asset-backed securities	2,345,889	70,577	1,208	2,415,258
Other debt securities	39,289	838	—	40,127
Equity securities	159,746	33,700	—	193,446
Total	$4,046,488	$156,602	$ 1,613	$4,201,477

The table above shows that some of the securities in the available for sale investment portfolio had unrealized losses, or were temporarily impaired, as of December 31, 2003 and 2002. This temporary impairment represents the amount of loss that would be realized if the securities were sold at valuation date, and occurs as a result of changes in overall bond yields between the date the bond was acquired and the valuation date. Securities which were temporarily impaired at December 31, 2003 are shown below, along with the length of the impairment period. At year end 2003, the total available for sale portfolio consisted of over 800 individual securities. The table below includes 97 positions that were in an unrealized loss position. Nearly all relate to securities purchased by the Company during 2003.

	Less than 12 months		12 months or longer		Total	
(In thousands)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. government and federal agency obligations	$234,777	$ 7,120	$ —	$—	$234,777	$ 7,120
State and municipal obligations	6,959	28	—	—	6,959	28
Mortgage and asset-backed securities	725,741	7,573	579	5	726,320	7,578
Total temporarily impaired securities	$967,477	$14,721	$579	$ 5	$968,056	$14,726

In addition to the available for sale portfolio, investment securities held by the Company include certain securities which are not readily marketable. These securities are carried at fair value, which in the absence of readily ascertainable market values or indications of impairment, may be represented by estimated fair value. These securities are shown in a separate non-marketable category of investment securities on the Company's consolidated balance sheet, which at December 31, 2003 totaled $73,170,000. They included holdings of Federal Reserve Bank (FRB) stock totaling $23,282,000 and Federal Home Loan Bank (FHLB) stock of $28,362,000, which are required to be held for regulatory purposes and for borrowing availability. Investment in FRB stock is based on the capital structure of the bank, and investment in FHLB stock is tied to the borrowings level. The remainder of the securities in the non-marketable category were comprised of investments in venture capital and private equity concerns.

The following table presents proceeds from sales of securities and the components of net securities gains.

(In thousands)	2003	2002	2001
Proceeds from sales	$243,456	$299,626	$341,580
Realized gains	$ 8,599	$ 7,281	$ 8,796
Realized losses	4,039	4,446	5,656
Net realized gains	$ 4,560	$ 2,835	$ 3,140

Investment securities with a par value of $1,876,005,000 and $1,271,165,000 were pledged at December 31, 2003 and 2002, respectively, to secure public deposits, securities sold under repurchase agreements, and borrowings at the Federal Reserve discount window. Except for U.S. government and federal agency obligations, no investment in a single issuer exceeds 10% of stockholders' equity.

5. Land, Buildings and Equipment

Land, buildings and equipment consist of the following at December 31, 2003 and 2002:

(In thousands)	2003	2002
Land	$ 68,677	$ 66,589
Buildings and improvements	384,826	375,000
Equipment	181,996	168,522
Total	635,499	610,111
Less accumulated depreciation and amortization	299,133	274,881
Net land, buildings and equipment	**$336,366**	**$335,230**

Depreciation expense of $30,918,000, $28,140,000 and $25,458,000 for 2003, 2002 and 2001, respectively, was included in net occupancy expense, equipment expense and other expense in the consolidated income statements. Repairs and maintenance expense of $16,789,000, $15,861,000 and $15,529,000 for 2003, 2002 and 2001, respectively, was included in net occupancy expense, equipment expense and other expense. Interest expense capitalized on construction projects was $494,000 and $747,000 in 2002 and 2001, respectively.

6. Intangible Assets and Goodwill

Effective January 1, 2002, the Company adopted Statement of Accounting Standards No. 142, "Goodwill and Other Intangible Assets". Statement No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually. It also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment. The transition requirements of Statement No. 142 required the Company to perform an assessment of whether there was an indication that goodwill was impaired as of January 1, 2002. To accomplish this, the Company first identified its reporting units, which were determined to be the three reportable segments of Consumer, Commercial, and Money Management. The carrying value of each reporting unit was then established by assigning assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of January 1, 2002. The fair value of each reporting unit was determined and compared to the carrying amount of the reporting unit. Because the fair value of each of the reporting units exceeded the carrying value of the unit, no impairment of reporting unit goodwill was indicated. As a result, no impairment loss was recognized as a cumulative effect of a change in accounting principle in the Company's 2002 consolidated statement of income.

In conjunction with the acquisition of The Vaughn Group, Inc. in January 2003, the Company recorded goodwill of $5,298,000. During the second quarter of 2002, the Company sold several bank branches. Goodwill and other intangible assets, net of accumulated amortization, amounting to $1,300,000 were reversed in the determination of the gain recorded.

The following table presents information about the Company's intangible assets.

	December 31, 2003		December 31, 2002	
(In thousands)	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortized intangible assets:				
Core deposit premium	$47,930	$(45,812)	$47,930	$(44,097)
Mortgage servicing rights	567	(501)	1,174	(1,040)
Total	$48,497	$(46,313)	$49,104	$(45,137)

As of December 31, 2003, the Company does not have any intangible assets that are not currently being amortized. Aggregate amortization expense on intangible assets for the years ended December 31, 2003, 2002 and 2001 was $1,794,000, $2,323,000 and $3,040,000, respectively. Estimated annual amortization expense for the years 2004 through 2008 is as follows.

(In thousands)	
2004	$1,685
2005	453
2006	10
2007	10
2008	10

As required by Statement No. 142, the Company discontinued recording goodwill amortization effective January 1, 2002. If no goodwill amortization had been recorded during 2001, the financial statements would have reflected net income of $183,377,000, or a $4,665,000 increase over that reported, and a $.06 increase in both basic and diluted income per share. As a result of routine annual assessments, no impairment of intangible assets was recorded in 2003 or 2002. Further, the January 1, 2004 review revealed no impairments as of that date.

7. Deposits

At December 31, 2003, the scheduled maturities of total time open and certificates of deposit were as follows:

(In thousands)	
Due in 2004	$1,663,826
Due in 2005	520,429
Due in 2006	130,142
Due in 2007	50,133
Due in 2008	41,371
Thereafter	3,550
Total	$2,409,451

At December 31, 2003, the scheduled maturities of time open and certificates of deposit over $100,000 were as follows:

(In thousands)	Certificates of Deposit over $100,000	Other Time Deposits over $100,000	Total
Due in 3 months or less	$329,358	$ 2,568	$331,926
Due in over 3 through 6 months	117,523	2,403	119,926
Due in over 6 through 12 months	91,479	7,566	99,045
Due in over 12 months	112,031	16,286	128,317
Total	**$650,391**	**$28,823**	**$679,214**

Regulations of the Federal Reserve System require reserves to be maintained by all banking institutions according to the types and amounts of certain deposit liabilities. These requirements restrict a portion of the amounts shown as consolidated "Cash and due from banks" from everyday usage in operation of the banks. The minimum reserve requirements for the subsidiary banks at December 31, 2003, totaled $117,966,000.

8. Borrowings

Short-term borrowings of the Company consisted of federal funds purchased, securities sold under agreements to repurchase, and certain advances from the FHLB. All securities underlying the agreements to repurchase are under the Company's control. The following table presents balance and interest rate information on these and other short-term borrowings.

(Dollars in thousands)	Borrower	Year End Weighted Rate	Average Weighted Rate	Average Balance Outstanding	Maximum Outstanding at any Month End	Balance at December 31
Federal funds purchased and securities sold under agreements to repurchase	Subsidiary banks					
2003		**.9%**	**1.0%**	**$1,552,439**	**$2,108,920**	**$2,108,920**
2002		1.0	1.3	776,231	1,459,868	1,459,868
2001		1.3	3.2	607,187	1,087,402	1,087,402
FHLB advances	Subsidiary banks					
2003		**1.2**	**1.2**	**61,918**	**100,000**	**100,000**
2001		—	5.6	59,315	100,000	—

Debt of the Company which had an original term of greater than one year consisted of the following at December 31, 2003.

(Dollars in thousands)	Borrower	Maturity Date	Year End Weighted Rate	Year End Balance
FHLB advances	Subsidiary banks	2004	1.2%	$100,000
		2005	1.9	115,000
		2006	3.3	38,000
		2007	3.6	12,000
		2008	5.5	2,079
Nonrecourse lease financing notes	Bank leasing subsidiary	2004	4.9	1,256
		2005	5.3	6,742
		2006	5.5	6,181
		2007	5.0	4,183
Structured notes payable	Venture capital subsidiary	2007	0.0	3,901
		2012	0.0	7,515
Subordinated debentures	Subsidiary holding company	2030	10.9	4,000
Other				120
Total long-term debt				**$300,977**

Banking subsidiaries of the Company are members of the FHLB and have access to term financing from the FHLB. These borrowings are secured under a blanket collateral agreement including primarily residential mortgages as well as all unencumbered assets and stock of the respective borrowing bank. Rates in effect on these borrowings at December 31, 2003 ranged from 1.2% on floating rate debt to 7.1% on fixed rate debt. Approximately $167,079,000 of FHLB advances outstanding at December 31, 2003 had a fixed interest rate. All of the Company's outstanding borrowings with the FHLB have prepayment penalties in their terms.

Specified amounts of the Company's lease receivables and underlying equipment in leasing transactions serve as collateral for nonrecourse lease financing notes from other financial institutions, which totaled $18,362,000 at December 31, 2003. In the event of a default by a lessee, the other financial institution has a first lien on the underlying lease equipment and chattel paper, with no further recourse against the Company.

In 2001, the Company assumed $4,000,000 of subordinated debentures as a result of its acquisition of Breckenridge Bancshares Company (Breckenridge). These debentures, which are due in 2030 and are redeemable beginning in 2010, were issued to a wholly owned grantor trust (the Trust). Breckenridge had previously formed the Trust to issue preferred securities representing undivided beneficial interests in the assets of the Trust and to invest the gross proceeds of such preferred securities in the debentures of Breckenridge. While the Trust is accounted for as an unconsolidated equity investment under the requirements of Financial Interpretation 46, the trust preferred securities issued by the Trust qualify as Tier 1 Capital for regulatory purposes.

Other long-term debt includes funds borrowed from third-party insurance companies by a venture capital subsidiary, a Missouri Certified Capital Company, to support its investment activities. Because the insurance companies receive tax credits, the borrowings do not bear interest. This debt is secured by assets of the subsidiary and letters of credit from an affiliate bank.

Cash payments for interest on deposits and borrowings during 2003, 2002 and 2001 on a consolidated basis amounted to $124,022,000, $164,147,000 and $296,302,000, respectively.

9. Income Taxes

Income tax expense (benefit) from operations for the years ended December 31, 2003, 2002 and 2001 consists of:

(In thousands)	Current	Deferred	Total
Year ended December 31, 2003:			
U.S. federal	$92,053	$(11,513)	$80,540
State and local	4,288	(113)	4,175
	$96,341	$(11,626)	$84,715
Year ended December 31, 2002:			
U.S. federal	$84,080	$ 11,033	$95,113
State and local	(3,072)	(122)	(3,194)
	$81,008	$ 10,911	$91,919
Year ended December 31, 2001:			
U.S. federal	$88,914	$ (7,331)	$81,583
State and local	5,974	(2,015)	3,959
	$94,888	$ (9,346)	$85,542

Income tax expense (benefit) allocated directly to stockholders' equity for the years ended December 31, 2003, 2002 and 2001 consists of:

(In thousands)	2003	2002	2001
Unrealized gain (loss) on securities available for sale	$(14,233)	$33,830	$15,289
Compensation expense for tax purposes in excess of amounts recognized for financial reporting purposes	(1,524)	(1,668)	(1,652)
Minimum pension liability	—	2,129	(2,129)
Income tax expense (benefit) allocated to stockholders' equity	$(15,757)	$34,291	$11,508

The tax effect of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2003 and 2002 are presented below.

(In thousands)	2003	2002
Deferred tax assets:		
Loans, principally due to allowance for loan losses	$ 59,900	$ 52,736
Unearned fee income	704	532
Deferred compensation	1,389	1,522
Accrued expenses	2,094	1,021
Stock options	7,464	6,115
Net operating loss carryforwards of acquired companies	1,356	36
Other	9,352	3,515
Total deferred tax assets	82,259	65,477
Valuation allowance	8,317	—
Adjusted deferred tax assets	73,942	65,477
Deferred tax liabilities:		
Accretion on investment securities	299	711
Capitalized interest	456	770
Unrealized gain on securities available for sale	44,663	58,896
Land, buildings and equipment	50,280	52,482
Core deposit intangible	383	1,118
Pension benefit obligations	9,833	7,523
Total deferred tax liabilities	105,914	121,500
Net deferred tax liability	$ (31,972)	$ (56,023)

Included in other deferred tax assets in the table above at December 31, 2003 are certain assets which result from corporate reorganization activities. A valuation allowance of $8,317,000 has been recorded in the accompanying 2003 consolidated balance sheet to reduce those deferred tax assets because of uncertainty regarding the ultimate realization of tax benefits associated with capital losses. If certain conditions are satisfied and it becomes more likely than not that those deferred tax assets will be realized, the valuation allowance will be reversed, resulting in a reduction of income tax expense. Additionally, the Company acquired certain net operating loss carryforwards (NOLs) of approximately $4,343,000 in connection with the 2003 acquisition of The Vaughn Group, Inc. Remaining tax benefits from NOLs are $1,356,000. Management believes it is more likely than not that the results of future operations will generate sufficient taxable income to realize those NOLs, which expire no earlier than 2020.

Actual income tax expense differs from the amounts computed by applying the U.S. federal income tax rate of 35% as a result of the following:

(In thousands)	2003	2002	2001
Computed "expected" tax expense	$101,934	$100,880	$92,489
Increase (reduction) in income taxes resulting from:			
Amortization of goodwill	—	455	1,644
Tax exempt income	(1,376)	(1,324)	(1,568)
Tax deductible dividends on allocated shares held by the Company's ESOP	(861)	(703)	(820)
Contribution of appreciated assets	(356)	(420)	—
Federal tax credits	(437)	(1,312)	(3,957)
State and local income taxes	2,712	(2,076)	2,574
Corporate reorganization activities	(15,204)	(4,000)	(4,000)
Other, net	(1,697)	419	(820)
Total income tax expense	$ 84,715	$ 91,919	$85,542

Cash payments of income taxes, net of refunds and interest received, amounted to $89,181,000, $102,635,000 and $87,984,000 on a consolidated basis during 2003, 2002 and 2001, respectively. The Parent had net receipts of $2,682,000, $14,968,000 and $2,930,000 during 2003, 2002 and 2001, respectively, from tax benefits.

10. Employee Benefit Plans

Employee benefits charged to operating expenses aggregated $39,715,000, $38,190,000 and $30,887,000 for 2003, 2002 and 2001, respectively. Substantially all of the Company's current employees are covered by a noncontributory defined benefit pension plan, except that participation in the pension plan is not available to employees hired after June 30, 2003. Participants are fully vested after five years of service and the benefits are based on years of participation and average annualized earnings. The Company's funding policy is to make contributions to a trust as necessary to provide for current service and for any unfunded accrued actuarial liabilities over a reasonable period. To the extent that these requirements are fully covered by assets in the trust, a contribution may not be made in a particular year. The Company elected to make cash contributions of $6,606,000, $19,314,000 and $2,491,000 during fiscal 2003, 2002 and 2001, respectively. The minimum required contribution for 2004 is expected to be zero. The Company does not normally determine its annual contribution to the plan at this time, but does not expect to contribute more than $8,000,000 during 2004.

At December 31, 2001, the Company recorded a liability and offsetting charge to stockholders' equity, net of deferred taxes, of $3,474,000 for the pension plan's unfunded accumulated benefit obligation (ABO), as required by Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pensions". As a result of the Company's contributions in 2002, the fair value of the plan assets exceeded the ABO, and the liability was reversed in the 2002 consolidated financial statements.

Certain key executives also participate in a second pension plan that the Company funds only as retirement benefits are disbursed. The executive plan carries no segregated assets. Benefit obligations of this plan at the September 30 valuation date are shown in the table immediately below. In all other tables presented, the two pension plans are presented on a combined basis.

(In thousands)	**2003**	2002
Projected benefit obligation	**$691**	$597
Accumulated benefit obligation	**$665**	$556

The following items are components of the net pension cost for the years ended December 31, 2003, 2002 and 2001.

(In thousands)	**2003**	2002	2001
Service cost-benefits earned during the year	**$ 3,921**	$ 3,330	$ 3,356
Interest cost on projected benefit obligation	**4,829**	4,530	4,483
Expected return on plan assets	**(5,198)**	(5,075)	(6,266)
Amortization of transition asset	**—**	(638)	(638)
Amortization of prior service cost	**(101)**	(128)	(142)
Amortization of unrecognized net loss	**2,044**	752	4
Net periodic pension cost	**$ 5,495**	$ 2,771	$ 797

The following table sets forth the pension plan's funded status, using valuation dates of September 30, 2003 and 2002. The actuarial method used to determine the benefit obligation was revised to the Traditional Unit Credit method in accordance with conclusions reached by the FASB Emerging Issues Task

Force as described in Issue No. 03-4 regarding accounting for cash balance pension plans. The impact of this change was reflected as an actuarial gain as of the September 30, 2003 measurement.

(In thousands)	2003	2002
Change in projected benefit obligation		
Projected benefit obligation at beginning of plan year	$72,277	$63,845
Service cost	3,821	3,330
Interest cost	4,829	4,530
Benefits paid	(4,112)	(4,599)
Actuarial (gain) loss	375	5,171
Projected benefit obligation at end of plan year	77,190	72,277
Change in plan assets		
Fair value of plan assets at beginning of plan year	67,238	53,500
Actual return (loss) on plan assets	9,161	(3,461)
Employer contributions	6,606	21,798
Benefits paid	(4,112)	(4,599)
Fair value of plan assets at September 30	78,893	67,238
Funded status	1,703	(5,039)
Unrecognized net loss from past experience different from that assumed and effects of changes in assumptions	20,516	26,248
Prior service benefit not yet recognized in net pension cost	(334)	(435)
Prepaid pension cost at September 30	$21,885	$20,774

Employer contributions made after the September 30 valuation date but before the December 31 fiscal year end amounted to $2,000 in both 2003 and 2002. Amounts recognized on the December 31 balance sheets are as follows:

(In thousands)	2003	2002
Prepaid pension cost	$22,670	$21,494
Accrued benefit liability	(783)	(718)
Net amount recognized at December 31	$21,887	$20,776

The accumulated benefit obligation was $76,414,000 and $64,196,000 on September 30, 2003 and 2002, respectively.

The following assumptions, on a weighted average basis, were used in accounting for the plan.

	2003	2002	2001
Determination of benefit obligation at year end:			
Discount rate	6.00%	6.75%	7.25%
Rate of increase in future compensation levels	5.20%	5.70%	5.70%
Determination of net periodic benefit cost for year ended:			
Discount rate	6.75%	7.25%	7.75%
Rate of increase in future compensation levels	5.70%	5.70%	5.70%
Long-term rate of return on assets	8.00%	9.00%	9.00%

The weighted average asset allocation as of September 30 by asset category were as follows:

	2003	2002
Equity securities	62%	49%
Debt securities	33%	45%
Money market	5%	6%
Total	100%	100%

The investment policy of the pension plan is designed for growth in value within limits designed to safeguard against significant losses within the portfolio. The current long-term investment mix target for the plan is 60% equity securities and 40% fixed income; equities may range 15% above or below the 60% target. There are guidelines regarding the type of investments held that may change from time to time, currently including items such as holding bonds rated investment grade or better, and prohibiting investment in Company stock. The plan does not utilize derivatives. Asset investment percentages reflected in the table above as of September 30, 2002 exclude a $14,308,000 contribution to the plan that was made immediately preceding that measurement date.

The assumed overall expected long-term rate of return on pension plan assets used in calculating 2003 pension plan expense was 8%. Determination of the plan's rate is based upon historical returns for equities and fixed income indexes. The average 10-year rolling return for an asset mix comparable to the Company's pension plan is 9.3%. The rate used in plan calculations may be adjusted by management for current trends in the economic environment. As shown above, with a target of over half of the plan's investment to be in equities, the actual return for any one plan year may fluctuate significantly with changes in the stock market.

In addition to the pension plans, substantially all of the Company's employees are covered by a contributory defined contribution (401K) plan, the Participating Investment Plan. Under the plan, the Company makes matching contributions, which aggregated $4,081,000 in 2003, $4,955,000 in 2002 and $3,738,000 in 2001.

11. Stock Option Plans, Restricted Stock Awards and Directors Stock Purchase Plan*

The Company has several stock option plans, all of which have been approved by shareholders, under which options are granted to certain key employees of the Company and its subsidiaries. Options are granted, by action of the Board of Directors, to acquire common stock at fair market value at the date of the grant, for a term of 10 years.

At December 31, 2003, 2,300,512 shares remain available for option grants under these programs. The following tables summarize option activity over the last three years and current options outstanding.

	2003		2002		2001	
	Shares	Weighted Average Option Price	Shares	Weighted Average Option Price	Shares	Weighted Average Option Price
Outstanding at beginning of year	3,664,181	$27.96	3,592,227	$24.82	3,522,299	$21.95
Granted	568,812	35.50	621,868	38.45	644,811	34.12
Cancelled	(45,695)	35.92	(41,917)	33.37	(58,337)	31.81
Exercised	(485,612)	20.50	(507,997)	18.18	(516,546)	16.00
Outstanding at end of year	**3,701,686**	**$29.99**	3,664,181	$27.96	3,592,227	$24.82

Range of Exercise Prices	Options Outstanding: Number Outstanding at December 31, 2003	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Options Exercisable: Number Exercisable at December 31, 2003	Weighted Average Exercise Price
$12.46 - $22.19	738,620	2.1 years	$17.26	738,620	$17.26
$24.94 - $29.97	866,790	5.6 years	27.38	866,214	27.38
$30.29 - $34.18	940,491	5.9 years	33.82	802,696	33.77
$34.19 - $37.99	580,772	9.0 years	35.47	163,008	35.48
$38.46 - $47.44	575,013	8.2 years	38.50	286,847	38.49
$12.46 - $47.44	3,701,686	5.9 years	$29.99	2,857,385	$28.14

Effective January 1, 2003, the Company voluntarily adopted the fair value recognition provisions of Statement No. 123 for stock-based employee compensation. All prior periods presented have been restated to reflect the compensation cost that would have been recognized had the provisions of Statement No. 123 been applied to all options granted to employees after January 1, 1995. In determining the compensation cost, the Black-Scholes option-pricing model was used to determine an estimate of the fair value of options on date of grant. The Black-Scholes model was developed to estimate the fair value of traded options, which have different characteristics than employee stock options, and changes to the subjective assumptions used in the model can result in materially different fair value estimates. Below are the fair values of options granted using the Black-Scholes option-pricing model, the model assumptions, and the compensation cost recognized in income under employee compensation option plans.

(Dollars in thousands, except per share data)	2003	2002	2001
Weighted per share average fair value at grant date	$9.41	$9.82	$10.28
Assumptions:			
Dividend yield	1.8%	1.6%	1.7%
Volatility	24.4%	24.6%	24.5%
Risk-free interest rate	3.5%	3.5%	4.7%
Expected life	7.3 years	7.0 years	7.2 years
Compensation cost	$5,371	$5,273	$5,107

The Company has a restricted stock award plan under which 366,496 shares of common stock were reserved, and 106,415 shares remain available for grant at December 31, 2003. The plan allows for awards to key employees, by action of the Board of Directors, with restrictions as to transferability, sale, pledging, or assigning, among others, prior to the end of the restriction period. The restriction period may not exceed 10 years.

(Dollars in thousands)	2003	2002	2001
Awarded shares	27,627	19,967	46,996
Deferred compensation	$ 1,014	$ 771	$ 1,535
Compensation cost	$ 721	$ 692	$ 683
Unamortized deferred compensation at end of year	$ 1,963	$ 1,800	$ 1,749

The Company has a directors stock purchase plan whereby outside directors of the Company and its subsidiaries may elect to use their directors' fees to purchase Company stock at market value each month end. Remaining shares available for this plan total 145,089 at December 31, 2003. In 2003, 17,559 shares were purchased at an average price of $39.97 and in 2002, 16,271 shares were purchased at an average price of $38.41.

** All share and per share amounts in this note have been restated for the 5% stock dividend distributed in 2003.*

12. Comprehensive Income

Statement of Financial Accounting Standards No. 130 requires the reporting of comprehensive income and its components. Comprehensive income is defined as the change in equity from transactions and other events and circumstances from non-owner sources, and excludes investments by and distributions to owners. Comprehensive income includes net income and other items of comprehensive income meeting the above criteria. The components of other comprehensive income as shown below are unrealized holding gains and losses on available for sale securities and a minimum liability pension adjustment arising from an accumulated benefit obligation in excess of the fair value of plan assets.

The amount of income tax expense or benefit allocated to each component of other comprehensive income is as follows:

(In thousands)	Unrealized Before-Tax Amount	Tax (Expense) or Benefit	Net of Tax Amount
Year ended December 31, 2003:			
Unrealized gains on securities:			
Unrealized holding gains (losses)	$(30,629)	$ 11,577	$(19,052)
Reclassification adjustment for (gains) losses included in net income	(6,826)	2,656	(4,170)
Net unrealized gains (losses)	(37,455)	14,233	(23,222)
Other comprehensive income (loss)	$(37,455)	$ 14,233	$(23,222)
Year ended December 31, 2002:			
Unrealized gains on securities:			
Unrealized holding gains (losses)	$ 95,078	$(36,190)	$ 58,888
Reclassification adjustment for (gains) losses included in net income	(6,052)	2,360	(3,692)
Net unrealized gains	89,026	(33,830)	55,196
Minimum pension liability adjustment	5,603	(2,129)	3,474
Other comprehensive income	$ 94,629	$(35,959)	$ 58,670
Year ended December 31, 2001:			
Unrealized gains on securities:			
Unrealized holding gains (losses)	$ 47,442	$(18,138)	$ 29,304
Reclassification adjustment for (gains) losses included in net income	(7,306)	2,849	(4,457)
Net unrealized gains	40,136	(15,289)	24,847
Minimum pension liability adjustment	(5,603)	2,129	(3,474)
Other comprehensive income	$ 34,533	$(13,160)	$ 21,373

The end of period components of accumulated other comprehensive income (loss) are as follows:

(In thousands)	Unrealized Gains (Losses) on Securities	Minimum Pension Liability Adjustment	Accumulated Other Comprehensive Amount
Balance at December 31, 2001	$ 40,897	$(3,474)	$ 37,423
Current period change	55,196	3,474	58,670
Balance at December 31, 2002	96,093	—	96,093
Current period change	(23,222)	—	(23,222)
Balance at December 31, 2003	$ 72,871	$ —	$ 72,871

13. Segments

The Company segregates financial information for use in assessing its performance and allocating resources among three operating segments. The Consumer segment includes the retail branch network, consumer finance, bankcard, student loans and discount brokerage services. The Commercial segment provides corporate lending, leasing, and international services, as well as business, government deposit and cash management services. The Money Management segment provides traditional trust and estate tax planning services, and advisory and discretionary investment management services. The Money Management segment also includes the Capital Markets group, which sells fixed-income securities and provides investment safekeeping and bond accounting services.

The Company's business line reporting system derives segment information by specifically attributing most assets and income statement items to a segment. The Company's internal funds transfer pricing methodology makes specific assignment of an interest spread to each new source or use of funds with a maturity date. Income and expense that directly relate to segment operations are recorded in the segment when incurred. Expenses that indirectly support the segments are allocated based on the most appropriate method available.

The Company's reportable segments are strategic lines of business that offer different products and services. They are managed separately because each line services a specific customer need, requiring different performance measurement analyses and marketing strategies.

The following tables present selected financial information by segment and reconciliations of combined segment totals to consolidated totals. There were no material intersegment revenues between the three segments.

Segment Income Statement Data

(In thousands)	Consumer	Commercial	Money Management	Segment Totals	Other/ Elimination	Consolidated Totals
Year ended December 31, 2003:						
Net interest income after provision for loan losses	$115,488	$192,980	$ (6,101)	$302,367	$159,349	$461,716
Cost of funds allocation	111,688	(26,071)	13,586	99,203	(99,203)	—
Non-interest income	142,654	71,600	79,834	294,088	7,579	301,667
Total net revenue	369,830	238,509	87,319	695,658	67,725	763,383
Non-interest expense	261,221	117,537	60,788	439,546	32,598	472,144
Income before income taxes	$108,609	$120,972	$ 26,531	$256,112	$ 35,127	$291,239
Year ended December 31, 2002:						
Net interest income after provision for loan losses	$ 96,401	$213,771	$ (7,700)	$302,472	$163,385	$465,857
Cost of funds allocation	153,012	(47,909)	15,913	121,016	(121,016)	—
Non-interest income	149,350	41,175	81,454	271,979	8,593	280,572
Total net revenue	398,763	207,037	89,667	695,467	50,962	746,429
Non-interest expense	269,588	95,107	60,380	425,075	33,125	458,200
Income before income taxes	$129,175	$111,930	$ 29,287	$270,392	$ 17,837	$288,229
Year ended December 31, 2001:						
Net interest income after provision for loan losses	$ 25,950	$280,509	$(11,095)	$295,364	$136,988	$432,352
Cost of funds allocation	274,993	(122,196)	18,465	171,262	(171,262)	—
Non-interest income	146,228	36,825	82,318	265,371	9,628	274,999
Total net revenue	447,171	195,138	89,688	731,997	(24,646)	707,351
Non-interest expense	266,542	90,895	57,820	415,257	27,840	443,097
Income before income taxes	$180,629	$104,243	$ 31,868	$316,740	$ (52,486)	$264,254

The segment activity, as shown above, includes both direct and allocated items. Amounts in the "Other/Elimination" column include activity not related to the segments, such as that relating to administrative functions, the investment securities portfolio, and the effect of certain expense allocations to the segments.

Segment Balance Sheet Data

(In thousands)	Consumer	Commercial	Money Management	Segment Totals	Other/ Elimination	Consolidated Totals
Average balances for 2003:						
Assets	$3,659,344	$4,543,115	$29,547	$8,232,006	$5,310,752	$13,542,758
Loans	3,529,827	4,479,000	305	8,009,132	327	8,009,459
Deposits	7,543,048	2,169,359	308,548	10,020,955	(4,220)	10,016,735
Average balances for 2002:						
Assets	$3,471,094	$4,444,654	$35,412	$7,951,160	$4,462,678	$12,413,838
Loans	3,343,144	4,415,637	324	7,759,105	2,637	7,761,742
Deposits	7,543,526	1,983,059	261,243	9,787,828	734	9,788,562

The above segment balances include only those items directly associated with the segment. The "Other/Elimination" column includes unallocated bank balances not associated with a segment (such as investment securities, federal funds sold, goodwill and core deposit intangible), balances relating to certain other administrative and corporate functions, and eliminations between segment and non-segment balances. This column also includes the resulting effect of allocating such items as float, deposit reserve and capital for the purpose of computing the cost or credit for funds used/provided.

Beginning in 2002, the Company implemented a new funds transfer pricing method to value funds used (e.g., loans, fixed assets, cash, etc.) and funds provided (deposits, borrowings, and equity) by the business segments and their components. This new process assigns a specific value to each new source or use of funds with a maturity, based on current LIBOR interest rates, thus determining an interest spread at the time of the transaction. Non-maturity assets and liabilities are assigned to LIBOR based funding pools. Previous methodology used funding pools based on average rates to assign and determine value. The new method provides a more accurate means of valuing fund sources and uses in a varying interest rate environment. The most evident change resulting from adopting the new method was a reduction of the credit for funds allocation to the Consumer segment.

14. Common Stock

On December 12, 2003, the Company distributed a 5% stock dividend on its $5 par common stock for the tenth consecutive year. All per share data in this report has been restated to reflect the stock dividend.

Basic income per share is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding during the year. Diluted income per share gives effect to all dilutive potential common shares that were outstanding during the year. The shares used in the calculation of basic and diluted income per share, which have been restated for all stock dividends, are as follows:

	For the Years Ended December 31		
(In thousands)	2003	2002	2001
Weighted average common shares outstanding	69,247	71,614	72,696
Net effect of the assumed exercise of stock options – based on the treasury stock method using average market price for the respective periods	865	902	869
	70,112	72,516	73,565

The table below shows activity in the outstanding shares of the Company's common stock during 2003. Shares in the table below are presented on an historical basis and have not been restated for the 5% stock dividend in 2003.

(In thousands)	
Shares outstanding at January 1, 2003	67,030
Issuance of stock:	
Sales under employee and director plans	460
Acquisition of The Vaughn Group, Inc.	149
5% stock dividend	3,249
Purchases of treasury stock	(2,993)
Other	(4)
Shares outstanding at December 31, 2003	**67,891**

Under a Rights Agreement dated August 23, 1988, as amended in the amended and restated rights agreement with Commerce Bank, N.A. as rights agent, dated as of July 19, 1996, certain rights have attached to the common stock. Under certain circumstances relating to the acquisition of, or tender offer for, a specified percentage of the Company's outstanding common stock, holders of the common stock may exercise the rights and purchase shares of Series A Preferred Stock or, at a discount, common stock of the Company or an acquiring company.

In January 2004, the Board of Directors approved additional purchases of the Company's common stock, bringing the total purchase authorization to 3,000,000 shares. The Company has routinely used these reacquired shares to fund employee benefit programs and annual stock dividends.

15. Regulatory Capital Requirements

The Company is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory actions by regulators that could have a direct material effect on the Company's financial statements. The regulations require the Company to meet specific capital adequacy guidelines that involve quantitative measures of the Company's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company's capital classification is also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and its banking subsidiaries to maintain minimum amounts and ratios of Tier 1 capital to total average assets (leverage ratio), and minimum ratios of Tier 1 and Total capital to risk-weighted assets (as defined). To meet minimum, adequately capitalized regulatory requirements, an institution must maintain a Tier 1 capital ratio of 4.00%, a Total capital ratio of 8.00% and a leverage ratio of 4.00%. The minimum required ratios for well-capitalized banks (under prompt corrective action provisions) are 6.00% for Tier 1 capital, 10.00% for Total capital and 5.00% for the leverage ratio.

The capital amounts and ratios for the Company (on a consolidated basis) and its three full-service banking subsidiaries at the last two year ends are as follows:

	2003			2002		
	Actual		Minimum	Actual		Minimum
(Dollars in thousands)	Amount	Ratio	Required(A)	Amount	Ratio	Required(A)
Total Capital (to risk-weighted assets):						
Commerce Bancshares, Inc. (consolidated)	$ 1,481,600	13.70%	$ 865,049	$1,416,839	14.05%	$806,646
Commerce Bank, N.A. (Missouri)	972,708	10.45	744,855	930,276	10.84	686,720
Commerce Bank, N.A. (Illinois)	96,139	16.34	47,073	96,162	15.39	49,982
Commerce Bank, N.A. (Kansas)	107,763	15.94	54,092	105,063	16.16	52,010
Tier 1 Capital (to risk-weighted assets):						
Commerce Bancshares, Inc. (consolidated)	$ 1,331,439	12.31%	$ 432,525	$1,277,116	12.67%	$403,323
Commerce Bank, N.A. (Missouri)	856,857	9.20	372,428	822,927	9.59	343,360
Commerce Bank, N.A. (Illinois)	88,771	15.09	23,537	88,345	14.14	24,991
Commerce Bank, N.A. (Kansas)	99,282	14.68	27,046	96,903	14.91	26,005
Tier 1 Capital (to adjusted quarterly average assets): (Leverage Ratio)						
Commerce Bancshares, Inc. (consolidated)	$ 1,331,439	9.71%	$ 548,759	$1,277,116	10.18%	$502,056
Commerce Bank, N.A. (Missouri)	856,857	7.39	463,662	822,927	7.80	422,020
Commerce Bank, N.A. (Illinois)	88,771	10.03	35,413	88,345	10.11	34,959
Commerce Bank, N.A. (Kansas)	99,282	8.85	44,856	96,903	9.20	42,132

(A) Dollar amount required to meet guidelines for adequately capitalized institutions.

Management believes that the Company meets all capital requirements to which it is subject at December 31, 2003.

16. Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments", requires disclosure of the carrying amounts and estimated fair values for financial instruments held by the Company. Fair value estimates, the methods used and assumptions made in computing those estimates, and the carrying amounts recorded in the balance sheet are set forth below.

Loans

Fair values are estimated for various groups of loans segregated by 1) type of loan, 2) fixed/adjustable interest terms and 3) performing/non-performing status. The fair value of performing loans is calculated by discounting all simulated cash flows. Cash flows include all principal and interest to be received, taking embedded optionality such as the customer's right to prepay into account. Discount rates are computed for each loan category using implied forward market rates adjusted to recognize each loan's approximate credit risk. Fair value of impaired loans approximates their carrying value because such loans are recorded at the appraised or estimated recoverable value of the collateral or the underlying cash flow.

Investment Securities

The fair values of the debt and equity instruments in the available for sale and trading sections of the investment security portfolio are estimated based on prices published in financial newspapers or bid quotations received from securities dealers. The fair value of those equity investments for which a market source is not readily available is estimated at carrying value.

A schedule of investment securities by category and maturity is provided in Note 4 on Investment Securities. Fair value estimates are based on the value of one unit without regard to any premium or discount that may result from concentrations of ownership, possible tax ramifications or estimated transaction costs.

Federal Funds Sold and Securities Purchased under Agreements to Resell and Cash and Due From Banks

The carrying amounts of federal funds sold and securities purchased under agreements to resell and cash and due from banks approximate fair value. Federal funds sold and securities purchased under agreements to resell generally mature in 90 days or less.

Accrued Interest Receivable/Payable

The carrying amounts of accrued interest receivable and accrued interest payable approximate their fair values because of the relatively short time period between the accrual period and the expected receipt or payment due date.

Derivative Instruments

The fair value of derivative financial instruments is based on the estimated amounts that the Company would receive or pay to terminate the contracts at the reporting date (i.e., mark-to-market value). Fair values are based on dealer quotes or pricing models.

Deposits

Statement No. 107 specifies that the fair value of deposits with no stated maturity is equal to the amount payable on demand. Such deposits include savings and interest and non-interest bearing demand deposits. These fair value estimates do not recognize any benefit the Company receives as a result of being able to administer, or control, the pricing of these accounts. The fair value of certificates of deposit is based on the discounted value of cash flows, taking early withdrawal optionality into account. Discount rates are based on the Company's approximate cost of obtaining similar maturity funding in the market.

Borrowings

Federal funds purchased and securities sold under agreements to repurchase mature or reprice within 90 days; therefore, their fair value approximates carrying value. The fair value of long-term debt is estimated by discounting contractual maturities using an estimate of the current market rate for similar instruments.

The estimated fair values of the Company's financial instruments are as follows:

	2003		2002	
(In thousands)	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial Assets				
Loans	$8,142,679	$8,252,145	$7,875,944	$8,072,491
Available for sale investment securities	4,956,668	4,956,668	4,201,477	4,201,477
Trading securities	9,356	9,356	11,635	11,635
Non-marketable securities	73,170	73,170	62,136	62,136
Federal funds sold and securities purchased under agreements to resell	108,120	108,120	16,945	16,945
Accrued interest receivable	68,342	68,342	68,734	68,734
Derivative instruments	995	995	7,752	7,752
Cash and due from banks	567,123	567,123	710,406	710,406
Financial Liabilities				
Non-interest bearing demand deposits	$1,716,214	$1,716,214	$1,478,880	$1,478,880
Savings, interest checking and money market deposits	6,080,543	6,080,543	5,878,230	5,878,230
Time open and C.D.'s	2,409,451	2,442,602	2,556,201	2,589,313
Federal funds purchased and securities sold under agreements to repurchase	2,108,920	2,108,920	1,459,868	1,459,868
Long-term debt and other borrowings	400,977	404,760	338,457	341,158
Accrued interest payable	20,706	20,706	29,543	29,543
Derivative instruments	2,081	2,081	9,760	9,760

Off-Balance Sheet Financial Instruments

The fair value of letters of credit and commitments to extend credit is based on the fees currently charged to enter into similar agreements. The aggregate of these fees is not material. These instruments are also referenced in Note 18 on Commitments, Contingencies and Guarantees.

Limitations

Fair value estimates are made at a specific point in time based on relevant market information. They do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. Because no market exists for many of the Company's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, risk characteristics and economic conditions. These estimates are subjective, involve uncertainties and cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

17. Derivative Instruments

One of the Company's primary risks associated with its lending activity is interest rate risk. Interest rates contain an ever-present volatility, as they are affected by the public's perception of the economy's health at any one point in time, as well as by specific actions of the Federal Reserve. These fluctuations can either compress or enhance fixed rate interest margins depending on the liability structure of the funding organization. Over the longer term, rising interest rates have a negative effect on interest margins as funding sources become more expensive relative to these fixed rate loans that do not reprice as quickly with the change in interest rates. However, in order to maintain its competitive advantage, in certain circumstances the Company offers fixed rate commercial financing whose term extends beyond its traditional three to five year parameter. This exposes the Company to the risk that the fair value of the fixed rate loan may fall if market interest rates increase. To reduce this exposure for certain specified loans, the Company enters into interest rate swaps, paying interest based on a fixed rate in exchange for interest based on a variable rate. Certain swaps have been designated as fair value hedges. The amount of hedge ineffectiveness on these swaps was recorded in interest income in the accompanying consolidated income statements. The Company also has several matching stand alone swaps, whose fair values offset each other with no impact to income.

The Company's mortgage banking operation makes commitments to extend fixed rate loans secured by 1-4 family residential properties, which are considered to be derivative instruments. These commitments have an average term of 60 to 90 days. The Company's general practice is to sell such loans in the secondary market. During the term of the loan commitment, the value of the loan commitment, which includes mortgage servicing rights, changes in inverse proportion to changes in market interest rates. The Company obtains forward sale contracts with investors in the secondary market in order to manage these risk positions. Most of the contracts are matched to a specific loan on a "best efforts" basis, in which the Company is obligated to deliver the loan only if the loan closes. Hedge accounting has not been applied to these activities. These unrealized gains and losses were recorded in mortgage banking revenue.

The Company's foreign exchange activity involves the purchase and sale of forward foreign exchange contracts, which are commitments to purchase or deliver a specified amount of foreign currency at a specific future date. This activity enables customers involved in international business to hedge their exposure to foreign currency exchange rate fluctuations. The Company minimizes its related exposure arising from these customer transactions with offsetting contracts for the same currency and time frame. In addition, the Company uses foreign exchange contracts, to a limited extent, for trading purposes, including taking proprietary positions. Risk arises from changes in the currency exchange rate and from the potential for counterparty nonperformance. These risks are controlled by adherence to a foreign exchange trading policy which contains control limits on currency amounts, open positions, maturities and losses, and procedures for approvals, record-keeping, monitoring and reporting. Hedge accounting has not been applied to these foreign exchange activities. The changes in fair value of the foreign exchange derivative instruments were recorded in other non-interest income.

At December 31, 2003, the total notional amount of derivatives held by the Company amounted to $58,823,000. Derivatives with positive fair values of $995,000 were recorded in other assets and derivatives with negative fair values of $2,081,000 were recorded as other liabilities at December 31, 2003. Changes in the fair values of the derivatives and hedged loans, as shown in the table below, were recognized in current earnings.

(In thousands) **Unrealized gain (loss) resulting from change in fair value**	**2003**	2002	2001
Swaps/hedged loans	**$ 7**	$ 30	$ (114)
Mortgage loan commitments	**(292)**	429	(264)
Mortgage loan sale contracts	**63**	(979)	1,138
Foreign exchange contracts	**(59)**	(34)	24
Total	**$ (281)**	$ (554)	$ 784

18. Commitments, Contingencies and Guarantees

The Company leases certain premises and equipment, all of which were classified as operating leases. The rent expense under such arrangements amounted to $4,440,000, $4,122,000 and $3,948,000 in 2003, 2002 and 2001, respectively. A summary of minimum lease commitments follows:

(In thousands)	Type of Property		
Year Ended December 31	Real Property	Equipment	Total
2004	$ 3,737	$338	$ 4,075
2005	3,044	47	3,091
2006	2,863	35	2,898
2007	2,396	13	2,409
2008	1,876	—	1,876
After	29,442	—	29,442
Total minimum lease payments			$43,791

All leases expire prior to 2055. It is expected that in the normal course of business, leases that expire will be renewed or replaced by leases on other properties; thus, the future minimum lease commitments are not expected to be less than the amounts shown for 2004.

The Company engages in various transactions and commitments with off-balance sheet risk in the normal course of business to meet customer financing needs. The Company uses the same credit policies in making the commitments and conditional obligations described below as it does for on-balance sheet instruments. The following table summarizes these commitments at December 31:

(In thousands)	2003	2002
Commitments to extend credit:		
Credit card	$2,962,369	$2,310,239
Other	2,974,215	3,037,111
Standby letters of credit, net of participations	306,730	305,705
Commercial letters of credit	25,942	27,335

Commitments to extend credit are legally binding agreements to lend to a borrower providing there are no violations of any conditions established in the contract. As many of the commitments are expected to expire without being drawn upon, the total commitment does not necessarily represent future cash requirements. Refer to Note 3 on Loans and Allowance for Loan Losses for further discussion.

Commercial letters of credit act as a means of ensuring payment to a seller upon shipment of goods to a buyer. Although commercial letters of credit are used to effect payment for domestic transactions, the majority are used to settle payments in international trade. Typically, letters of credit require presentation of documents which describe the commercial transaction, evidence shipment, and transfer title.

The Company, as a provider of financial services, routinely issues financial guarantees in the form of financial and performance standby letters of credit. Standby letters of credit are contingent commitments issued by the Company generally to guarantee the payment or performance obligation of a customer to a third party. While these represent a potential outlay by the Company, a significant amount of the commitments may expire without being drawn upon. The Company has recourse against the customer for any amount it is required to pay to a third party under a standby letter of credit. The letters of credit are subject to the same credit policies, underwriting standards and approval process as loans made by the Company. Most of the standby letters of credit are secured and in the event of nonperformance by the customers, the Company has rights to the underlying collateral, which could include commercial real estate, physical plant and property, inventory, receivables, cash and marketable securities.

At December 31, 2003, a liability in the amount of $4.2 million, representing the carrying value of the guarantee obligations associated with the standby letters of credit, was recorded in accordance with Financial Accounting Standards Board Interpretation 45. This amount will be amortized into income over the life of the commitment. The contract amount of these letters of credit, which represents the maximum potential future payments guaranteed by the Company, was $306.7 million at December 31, 2003.

The Company guarantees payments to holders of certain trust preferred securities issued by a wholly owned grantor trust. The securities are due in 2030 and are redeemable beginning in 2010. The maximum potential future payments guaranteed by the Company, which includes future interest and principal payments through maturity, was approximately $15.4 million at December 31, 2003. At December 31, 2003, the Company had a recorded liability of $4.1 million in principal and accrued interest to date, representing amounts owed to the security holders.

In the normal course of business, the Company had certain lawsuits pending at December 31, 2003. In the opinion of management, after consultation with legal counsel, none of these suits will have a significant effect on the financial condition and results of operations of the Company.

19. Parent Company Condensed Financial Statements

Following are the condensed financial statements of Commerce Bancshares, Inc. (Parent only) for the periods indicated:

Condensed Balance Sheets

(In thousands)	December 31 2003	2002
Assets		
Investment in consolidated subsidiaries:		
Banks	$1,132,287	$1,116,078
Non-banks	40,349	40,537
Receivables from subsidiaries, net of borrowings	3,566	6,113
Cash	26	59
Investment securities:		
Available for sale	247,053	240,659
Non-marketable	3,907	3,407
Prepaid pension cost	22,670	21,494
Other assets	11,785	10,332
Total assets	$1,461,643	$1,438,679
Liabilities and stockholders' equity		
Accounts payable, accrued taxes and other liabilities	$ 10,689	$ 16,227
Total liabilities	10,689	16,227
Stockholders' equity	1,450,954	1,422,452
Total liabilities and stockholders' equity	$1,461,643	$1,438,679

Condensed Statements of Income

(In thousands)	For the Years Ended December 31		
	2003	2002	2001
Income			
Dividends received from consolidated subsidiaries:			
Banks	**$195,482**	$199,781	$157,456
Non-banks	**200**	245	395
Earnings of consolidated subsidiaries, net of dividends	**18,756**	4,128	27,713
Interest and dividends on investment securities	**2,930**	3,452	4,162
Interest on securities purchased under agreements to resell	**—**	33	253
Management fees charged subsidiaries	**35,253**	38,483	33,771
Net gains (losses) on securities transactions	**657**	(675)	303
Other	**274**	1,517	2,058
Total income	**253,552**	246,964	226,111
Expense			
Salaries and employee benefits	**34,302**	36,834	30,423
Professional fees	**3,890**	3,385	3,251
Data processing fees paid to affiliates	**10,708**	11,337	9,890
Other	**4,588**	6,050	9,239
Total expense	**53,488**	57,606	52,803
Income tax expense (benefit)	**(6,460)**	(6,952)	(5,404)
Net income	**$206,524**	$196,310	$178,712

Condensed Statements of Cash Flows

(In thousands)	For the Years Ended December 31		
	2003	2002	2001
Operating Activities			
Net income	**$206,524**	$196,310	$178,712
Adjustments to reconcile net income to net cash provided by operating activities:			
Earnings of consolidated subsidiaries, net of dividends	**(18,756)**	(4,128)	(27,713)
Other adjustments, net	**2,023**	2,285	(3,695)
Net cash provided by operating activities	**189,791**	194,467	147,304
Investing Activities			
Increase in investment in subsidiaries, net	**(13,897)**	(696)	(26,738)
(Increase) decrease in receivables from subsidiaries, net	**2,547**	(8,469)	15,361
Proceeds from sales of investment securities	**12,275**	554	2,303
Proceeds from maturities of investment securities	**390,401**	802,031	411,497
Purchases of investment securities	**(410,064)**	(885,592)	(452,036)
Net (increase) decrease in securities purchased under agreements to resell	**—**	14,816	(6,311)
Net (purchases) sales of equipment	**(2,778)**	(31)	1,037
Net cash used in investing activities	**(21,516)**	(77,387)	(54,887)
Financing Activities			
Purchases of treasury stock	**(125,724)**	(83,879)	(58,685)
Issuance under stock purchase, option and benefit plans	**8,682**	8,916	6,558
Cash dividends paid on common stock	**(51,266)**	(42,185)	(40,254)
Net cash used in financing activities	**(168,308)**	(117,148)	(92,381)
Increase (decrease) in cash	**(33)**	(68)	36
Cash at beginning of year	**59**	127	91
Cash at end of year	**$ 26**	$ 59	$ 127

Dividends paid by the Parent were substantially provided from subsidiary bank dividends. The subsidiary banks may distribute dividends without prior regulatory approval that do not exceed the sum of net income for the current year and retained net income for the preceding two years, subject to maintenance of minimum capital requirements. The Parent charges fees to its subsidiaries for management services provided, which are allocated to the subsidiaries based primarily on total average assets. The Parent makes advances to non-banking subsidiaries and subsidiary bank holding companies. Advances are made to the Parent by subsidiary bank holding companies for investment in temporary liquid securities. Interest on such advances is based on market rates.

In 2001, the Parent paid $28,115,000 in cash for direct investments in several subsidiaries as part of a reorganization of the Company's internal ownership structure. In 2003, the Parent paid $2,500,000 related to the Vaughn acquisition and contributed $10,000,000 to this new subsidiary for the reduction of third-party debt.

At December 31, 2003, the Parent had a $20,000,000 line of credit for general corporate purposes with a subsidiary bank. During 2003, the Parent had no borrowings from the subsidiary bank.

Available for sale investment securities held by the Parent consist of short-term investments in mutual funds, U.S. government and federal agency securities, mortgage-backed securities, common stock and commercial paper. The fair value of these securities included an unrealized gain of $29,787,000 at December 31, 2003. The corresponding net of tax unrealized gain included in stockholders' equity was $18,452,000. Also included in stockholders' equity was the unrealized net of tax gain in fair value of investment securities held by subsidiaries, which amounted to $54,419,000 at December 31, 2003.

Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURES

There were no changes in or disagreements with accountants on accounting and financial disclosure.

Item 9a. CONTROLS AND PROCEDURES

An evaluation was performed under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2003. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective. There were not any significant changes in the Company's internal control over financial reporting that occurred during the last fiscal quarter that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

PART III

Item 10. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS OF THE REGISTRANT

The information required by Item 401 and 405 of Regulation S-K regarding executive officers is included below under the caption "Executive Officers of the Registrant" and under the captions "Election of Directors" and "Section 16(a) Beneficial Ownership Reporting Compliance" in the definitive proxy statement, which is incorporated herein by reference.

Members of the Company's audit committee are identified as John R. Capps, James B. Hebenstreit, Thomas A. McDonnell, Benjamin F. Rassieur, III, and the committee's financial expert, Robert H. West. Mr. West is considered an independent director.

The Company's financial officer code of ethics for the chief executive officer and senior financial officers of the Company is available at www.commercebank.com. Amendments to, and waivers of, the code of ethics are posted on this website.

Executive Officers of the Registrant

The following are the executive officers of the Company, each of whom is designated annually, and there are no arrangements or understandings between any of the persons so named and any other person pursuant to which such person was designated an executive officer.

Name and Age	Positions with Registrant
Jeffery D. Aberdeen, 50	Controller of the Company since December 1995. Assistant Controller of the Company and Controller of Commerce Bank, N.A. (Missouri), a subsidiary of the Company, prior thereto.
Andrew F. Anderson, 52	Senior Vice President of the Company since October 1998. Chairman of the Board, President and Chief Executive Officer of Commerce Bank, N.A. (Illinois), a subsidiary of the Company, since August 1995. President and Chief Executive Officer of The Peoples Bank of Bloomington, IL prior thereto.
Kevin G. Barth, 43	Senior Vice President of the Company and Executive Vice President of Commerce Bank, N.A. (Missouri), since October 1998. Officer of Commerce Bank, N.A. (Missouri) prior thereto.
A. Bayard Clark, 58	Chief Financial Officer, Executive Vice President and Treasurer of the Company since December 1995. Executive Vice President of the Company prior thereto.
Sara E. Foster, 43	Senior Vice President of the Company since December 1997. Vice President of the Company prior thereto.
David W. Kemper, 53	Chairman of the Board of Directors of the Company since November 1991, Chief Executive Officer of the Company since June 1986, and President of the Company since April 1982. Chairman of the Board and President of Commerce Bank, N.A. (Missouri). He is the son of James M. Kemper, Jr. (a former Director and former Chairman of the Board of the Company) and the brother of Jonathan M. Kemper, Vice Chairman of the Company.
Jonathan M. Kemper, 50	Vice Chairman of the Company since November 1991 and Vice Chairman of Commerce Bank, N.A. (Missouri) since December 1997. Prior thereto, he was Chairman of the Board, Chief Executive Officer, and President of Commerce Bank, N.A. (Missouri). He is the son of James M. Kemper, Jr. (a former Director and former Chairman of the Board of the Company) and the brother of David W. Kemper, Chairman, President, and Chief Executive Officer of the Company.
Charles G. Kim, 43	Executive Vice President of the Company since April 1995. Prior thereto, he was Senior Vice President of Commerce Bank, N.A. (Clayton, MO), a former subsidiary of the Company.
Seth M. Leadbeater, 53	Vice Chairman of the Company since January 2004. Prior thereto he was Executive Vice President of the Company. Executive Vice President of Commerce Bank, N.A. (Missouri) since December 1997. Prior thereto, he was President of Commerce Bank, N.A. (Clayton, MO).

Name and Age	Positions with Registrant
Robert C. Matthews, Jr., 56	Executive Vice President of the Company since December 1989. Executive Vice President of Commerce Bank, N.A. (Missouri) since December 1997.
Michael J. Petrie, 47	Senior Vice President of the Company since April 1995. Prior thereto, he was Vice President of the Company.
Robert J. Rauscher, 46	Senior Vice President of the Company since October 1997. Senior Vice President of Commerce Bank, N.A. (Missouri) prior thereto.
V. Raymond Stranghoener, 52	Senior Vice President of the Company since February 2000. Prior to his employment with the Company in October 1999, he was employed at BankAmerica Corp. as National Executive of the Bank of America Private Bank Wealth Strategies Group. He joined Boatmen's Trust Company in 1993, which subsequently merged with BankAmerica Corp.

Item 11. EXECUTIVE COMPENSATION

The information required by Item 402 of Regulation S-K regarding executive compensation is included under the captions "Executive Compensation", "Retirement Benefits", "Compensation Committee Report on Executive Compensation", and "Compensation Committee Interlocks and Insider Participation" in the definitive proxy statement, which is incorporated herein by reference.

Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by Item 403 of Regulation S-K is covered under the caption "Voting Securities and Ownership Thereof by Certain Beneficial Owners and Management" in the definitive proxy statement, which is incorporated herein by reference.

The following table provides information as of December 31, 2003, with respect to compensation plans under which common shares of Commerce Bancshares, Inc. are authorized for issuance to certain officers in exchange for consideration in the form of goods or services. These compensation plans include: (1) the Commerce Bancshares, Inc. Incentive Stock Option Plan of 1986, (2) the Commerce Bancshares, Inc. 1987 Non-Qualified Stock Option Plan, (3) the Commerce Bancshares, Inc. 1996 Incentive Stock Option Plan, (4) the Commerce Bancshares, Inc. Restricted Stock Plan, (5) the Commerce Bancshares, Inc. Stock Purchase Plan for Non-Employee Directors and (6) the Commerce Bancshares, Inc. Executive Incentive

Compensation Plan (deferred compensation plan). All of these compensation plans were approved by the Company's shareholders.

Plan category	(a) Number of common shares to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted average exercise price of outstanding options, warrants and rights	(c) Number of common shares remaining available for future issuance under equity compensation plans (excluding shares reflected in column (a))
Equity compensation plans approved by shareholders	3,778,237(1)	$29.99(2)	2,671,956(3)
Equity compensation plans not approved by shareholders	—	—	—
Total	3,778,237	$29.99	2,671,956

(1) Includes an aggregate of 3,701,686 common shares issuable upon exercise of options granted under the option plans and 76,551 common shares allocated to participants' accounts under the deferred compensation plan.

(2) Represents the weighted average exercise price of outstanding options under the option plans.

(3) Includes 2,300,512 common shares remaining available under the option plans, 106,415 common shares available under the restricted stock plan, 145,089 shares available under the directors stock purchase plan, and 119,940 shares under the deferred compensation plan.

Additional information regarding the Company's stock option plans can be found in Note 11 of the consolidated financial statements included in Item 8 of the Form 10-K and in portions of the 2004 proxy statement incorporated by reference.

Item 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information required by Item 404 of Regulation S-K is covered under the caption "Election of Directors" in the definitive proxy statement, which is incorporated herein by reference.

Item 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required is included under the caption "Approval of Independent Auditors" in the definitive proxy statement, which is incorporated herein by reference.

PART IV

Item 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K

(a) The following documents are filed as a part of this report:

		Page
(1)	Financial Statements:	
	Consolidated Balance Sheets	45
	Consolidated Statements of Income	46
	Consolidated Statements of Cash Flows	47
	Consolidated Statements of Stockholders' Equity	48
	Notes to Consolidated Financial Statements	49
	Summary of Quarterly Statements of Income	42
(2)	Financial Statement Schedules:	
	All schedules are omitted as such information is inapplicable or is included in the financial statements	

(b) Reports on Form 8-K:

On October 10, 2003, the Registrant furnished its announcement of third quarter earnings.

On November 14, 2003, the Registrant furnished its announcement regarding updated results in its Form 10-Q for the third quarter of 2003.

(c) The exhibits filed as part of this report and exhibits incorporated herein by reference to other documents are listed in the Index to Exhibits (pages E-1 through E-2.)

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized this 12th day of March 2004.

COMMERCE BANCSHARES, INC.

By: /s/ J. DANIEL STINNETT
J. Daniel Stinnett
Vice President and Secretary

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated on the 12th day of March 2004.

By: /s/ JEFFERY D. ABERDEEN
Jeffery D. Aberdeen
Controller
(Chief Accounting Officer)

By: /s/ A. BAYARD CLARK
A. Bayard Clark
Chief Financial Officer

David W. Kemper (Chief Executive Officer) Giorgio Balzer John R. Capps W. Thomas Grant II James B. Hebenstreit Jonathan M. Kemper Thomas A. McDonnell Terry O. Meek Benjamin F. Rassieur III Mary Ann Van Lokeren Robert H. West	A majority of the Board of Directors*

* David W. Kemper, Director and Chief Executive Officer, and the other Directors of Registrant listed, executed a power of attorney authorizing J. Daniel Stinnett, their attorney-in-fact, to sign this report on their behalf.

By: /s/ J. DANIEL STINNETT
J. Daniel Stinnett
Attorney-in-Fact

INDEX TO EXHIBITS

3 – Articles of Incorporation and By-Laws:

(a) Restated Articles of Incorporation, as amended, were filed in quarterly report on Form 10-Q dated August 10, 1999, and the same are hereby incorporated by reference.

(b) Restated By-Laws were filed in quarterly report on Form 10-Q dated May 8, 2001, and the same are hereby incorporated by reference.

4 – Instruments defining the rights of security holders, including indentures:

(a) Pursuant to paragraph (b)(4)(iii) of Item 601 Regulation S-K, Registrant will furnish to the Commission upon request copies of long-term debt instruments.

(b) Shareholder Rights Plan contained in an Amended and Restated Rights Agreement was filed on Form 8-A12G/A dated June 7, 1996, and the same is hereby incorporated by reference.

(c) Form of Rights Certificate and Election to Exercise was filed on Form 8-A12G/A dated June 7, 1996, and the same is hereby incorporated by reference.

(d) Form of Certificate of Designation of Preferred Stock was filed on Form 8-A12G/A dated June 7, 1996, and the same is hereby incorporated by reference.

10 – Material Contracts (Each of the following is a management contract or compensatory plan arrangement):

(a) Commerce Bancshares, Inc. Executive Incentive Compensation Plan amended and restated as of July 31, 1998, was filed in quarterly report on Form 10-Q dated May 10, 2002, and the same is hereby incorporated by reference.

(b) Commerce Bancshares, Inc. Incentive Stock Option Plan of 1986 amended and restated as of October 4, 1996 was filed in quarterly report on Form 10-Q dated November 8, 1996, and the same is hereby incorporated by reference.

(c) Commerce Bancshares, Inc. 1987 Non-Qualified Stock Option Plan amended and restated as of October 4, 1996 was filed in quarterly report on Form 10-Q dated November 8, 1996, and the same is hereby incorporated by reference.

(d) Commerce Bancshares, Inc. Stock Purchase Plan for Non-Employee Directors amended and restated as of October 4, 1996 was filed in quarterly report on Form 10-Q dated November 8, 1996, and the same is hereby incorporated by reference.

(e) Copy of Supplemental Retirement Income Plan established by Commerce Bancshares, Inc. for James M. Kemper, Jr. was filed in annual report on Form 10-K dated March 6, 1992, and the same is hereby incorporated by reference.

(f) Commerce Bancshares, Inc. 1996 Incentive Stock Option Plan amended and restated as of April 2001 was filed in quarterly report on Form 10-Q dated May 8, 2001, and the same is hereby incorporated by reference.

(g) Commerce Executive Retirement Plan was filed in annual report on Form 10-K dated March 8, 1996, and the same is hereby incorporated by reference.

(h) Commerce Bancshares, Inc. Restricted Stock Plan amended and restated as of February 4, 2000, was filed in annual report on Form 10-K dated March 10, 2000, and the same is hereby incorporated by reference.

(i) Form of Severance Agreement between Commerce Bancshares, Inc. and certain of its executive officers entered into as of October 4, 1996 was filed in quarterly report on Form 10-Q dated November 8, 1996, and the same is hereby incorporated by reference.

(j) Trust Agreement for the Commerce Bancshares, Inc. Executive Incentive Compensation Plan amended and restated as of January 1, 2001, was filed in quarterly report on Form 10-Q dated May 8, 2001, and the same is hereby incorporated by reference.

21 – Subsidiaries of the Registrant

23 – Independent Accountants' Consent

24 – Power of Attorney

31.1 – Certification of CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

31.2 – Certification of CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1 – Certification of CEO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

32.2 – Certification of CFO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

The consolidated subsidiaries of the Registrant at March 1, 2004, were as follows:

Name	Location	State or Other Jurisdiction of Incorporation
CBI-Kansas, Inc.	Kansas City, MO	Kansas
Commerce Bank, National Association	Kansas City, MO	United States
Commerce Brokerage Services, Inc.	Clayton, MO	Missouri
Commerce Financial Corp.	Clayton, MO	Missouri
Clayton Holdings, LLC	Kansas City, MO	Missouri
Clayton Financial Corp.	Clayton, MO	Missouri
Clayton Realty Corp.	Clayton, MO	Missouri
Commerce Insurance Services, Inc.	Fenton, MO	Missouri
Commerce Investment Advisors, Inc.	Kansas City, MO	Missouri
CBI Leasing, Inc.	Kansas City, MO	Missouri
Tower Redevelopment Corporation	Kansas City, MO	Missouri
Shawnee State, Inc.	Shawnee, KS	Kansas
Commerce Bank, National Association	Wichita, KS	United States
21st Street Redevelopment Company, L.C.	Wichita, KS	Kansas
CBI-Illinois, Inc.	Kansas City, MO	Delaware
Commerce Bank, National Association	Peoria, IL	United States
Illinois Financial, LLC	Peoria, IL	Delaware
Illinois Realty, LLC	Peoria, IL	Delaware
Commerce Bank, National Association	Omaha, NE	United States
CBI Insurance Company	Kansas City, MO	Arizona
CFB Partners II, LLC	Kansas City, MO	Missouri
CFB Venture Fund I, Inc.	Clayton, MO	Missouri
CFB Venture Fund II, L.P.	Kansas City, MO	Missouri
Capital for Business, Inc.	Kansas City, MO	Missouri
Commerce Mortgage Corp.	Kansas City, MO	Missouri
Mid-America Financial Corp.	Kansas City, MO	Missouri
UBI Financial Services, Inc.	Wichita, KS	Kansas

Exhibit 23

INDEPENDENT ACCOUNTANTS' CONSENT

The Board of Directors
Commerce Bancshares, Inc.:

We consent to incorporation by reference in Registration Statements No. 33-28294, No. 33-82692, No. 33-8075, No. 33-78344, No. 33-61499, No. 33-61501 and No. 333-14651, each on Form S-8 of Commerce Bancshares, Inc. of our report dated February 20, 2004, relating to the consolidated balance sheets of Commerce Bancshares, Inc. and Subsidiaries as of December 31, 2003 and 2002 and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2003, which report appears in the December 31, 2003 annual report on Form 10-K of Commerce Bancshares, Inc. Our report refers to a change in method of accounting for goodwill and other intangible assets.

KPMG LLP

Kansas City, Missouri
March 12, 2004

Exhibit 24

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that the undersigned do hereby appoint J. Daniel Stinnett and Jeffery D. Aberdeen, or either of them, attorney for the undersigned to sign the Annual Report on Form 10-K of Commerce Bancshares, Inc., for the fiscal year ended December 31, 2003, together with any and all amendments which might be required from time to time with respect thereto, to be filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934, with respect to Commerce Bancshares, Inc., with full power and authority in either of said attorneys to do and perform in the name of and on behalf of the undersigned every act whatsoever necessary or desirable to be done in the premises as fully and to all intents and purposes as the undersigned might or could do in person.

IN WITNESS WHEREOF, the undersigned have executed these presents this 30th day of January 2004.

/s/ GIORGIO BALZER

/s/ JOHN R. CAPPS

/s/ W. THOMAS GRANT II

/s/ JAMES B. HEBENSTREIT

/s/ DAVID W. KEMPER

/s/ JONATHAN M. KEMPER

/s/ THOMAS A. MCDONNELL

/s/ TERRY O. MEEK

/s/ BENJAMIN F. RASSIEUR III

/s/ MARY ANN VAN LOKEREN

/s/ ROBERT H. WEST

Exhibit 31.1

CERTIFICATION

I, David W. Kemper, certify that:

1. I have reviewed this annual report on Form 10-K of Commerce Bancshares, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and we have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors:

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ DAVID W. KEMPER

David W. Kemper
Chairman, President and
Chief Executive Officer

March 12, 2004

CERTIFICATION

I, A. Bayard Clark, certify that:

1. I have reviewed this annual report on Form 10-K of Commerce Bancshares, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and we have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors:

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ A. BAYARD CLARK

A. Bayard Clark
Executive Vice President, Treasurer and Chief Financial Officer

March 12, 2004

Exhibit 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Commerce Bancshares, Inc. (the "Company") on Form 10-K for the year ended December 31, 2003 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), David W. Kemper, Chief Executive Officer of the Company, hereby certifies, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ DAVID W. KEMPER

David W. Kemper
Chief Executive Officer

March 12, 2004

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 32.2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Commerce Bancshares, Inc. (the "Company") on Form 10-K for the year ended December 31, 2003 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), A. Bayard Clark, Chief Financial Officer of the Company, hereby certifies, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ A. BAYARD CLARK

A. Bayard Clark
Chief Financial Officer

March 12, 2004

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

CORPORATE HEADQUARTERS

1000 Walnut
P.O. Box 13686
Kansas City, MO 64199-3686
(816) 234-2000
www.commercebank.com

INDEPENDENT ACCOUNTANTS

KPMG, LLP
Kansas City, Missouri

TRANSFER AGENT, REGISTRAR AND DIVIDEND DISBURSING AGENT

EquiServe Trust Company, N.A.
P.O. Box 43069
Providence, RI 02940-3069
(800) 317-4445
(800) 952-9245 TDD
www.equiserve.com

STOCK EXCHANGE LISTING

NASDAQ
Symbol: CBSH

COMMON STOCK INFORMATION

The table below sets forth the high and the low prices of actual transactions for the Company's common stock, which is publicly traded on the NASDAQ Stock Market.

FISCAL 2003	HIGH	LOW
First Quarter	$39.22	$33.52
Second Quarter	39.52	34.00
Third Quarter	43.62	36.48
Fourth Quarter	49.34	41.59

ANNUAL MEETING

The annual meeting of shareholders will be held Wednesday, April 21, 2004, at 9:30 a.m. in the Plaza Room at the Ritz-Carlton Hotel, St. Louis, 100 Carondelet Plaza, Clayton, Missouri 63105.

INVESTOR INQUIRIES

Shareholders, analysts, and investors seeking information about the Company should direct their inquiries to:

Jeffery D. Aberdeen, Controller
1000 Walnut
P.O. Box 13686
Kansas City, MO 64199-3686
(800) 892-7100
mymoney@commercebank.com

SHAREHOLDERS MAY RECEIVE FUTURE ANNUAL REPORTS AND PROXY MATERIALS OVER THE INTERNET

To take advantage of the opportunity to receive materials electronically, rather than by mail, simply fill out the online consent form by logging onto the sign-up Web site at: http://www.econsent.com/cbsh.

Please note:

- *You will need your account number from the proxy card to complete the enrollment process.*
- *Your consent is entirely revocable.*
- *You can always vote your proxy on the Internet whether or not you elect to receive your materials electronically.*

Designed by Falk Harrison Creative, St. Louis, Missouri

COMMERCE BANCSHARES, INC.

1000 WALNUT
P.O. BOX 13686
KANSAS CITY, MO 64199-3686

Phone: (816) 234-2000
(800) 892-7100
E-mail: mymoney@commercebank.com
Web site: www.commercebank.com